Exhibit 99.1

BARRICK GOLD CORPORATION

TECHNICAL REPORT

ON THE VELADERO MINE,

SAN JUAN PROVINCE, ARGENTINA

NI 43-101 Report

Qualified Persons:

Luke Evans, P.Eng.

Glen Ehasoo, P.Eng.

Holger Krutzelmann, P.Eng.

March 19, 2018

RPA 55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Veladero Gold Mine, San Juan Province, Argentina

Client Name & Address	Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

Document Reference	Project #2899	Status & Issue No.	FINAL Version

Issue Date	March 19, 2018

Lead Author	Luke Evans Glen Ehasoo Holger Krutzelmann	(Signed) (Signed) (Signed)

Peer Reviewer	Richard J. Lambert	(Signed)

Project Manager Approval	Glen Ehasoo	(Signed)

Project Director Approval	Deborah A. McCombe	(Signed)

Report Distribution	Name	No. of Copies

	Client RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

www.rpacan.com

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. All statements, other than statements of historical fact regarding Barrick Gold Corporation (Barrick), Shandong Gold Mining Co., Ltd. (Shandong Gold) or the Veladero Mine, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this report contains forward-looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries, and information pertaining to potential improvements to financial and operating performance and mine life at the Veladero Mine that may result from the proposed transition period metal recovery initiative, pit wall steepening initiative, or other operating cost reduction and productivity improvement initiatives. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, copper, silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that the proposed transition period metal recovery initiative and pit wall steepening initiative are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems or potential further deformation of the South Waste Rock Facility; damage to Barrick’s, or the Veladero Mine’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; uncertainty whether the Veladero Mine will meet Barrick’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets; changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Argentina; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect Barrick’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Barrick. All of the forward-looking statements made in this report are qualified by these cautionary statements. Barrick and RPA and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report – March 19, 2018

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TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Economic Analysis	1-9
Technical Summary	1-9

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local and Property Geology	7-3
Alteration	7-5
Mineralization	7-7

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1
Core and RC Recovery	10-4
Possible Drill Hole Sampling Biases	10-4

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Sample Preparation, Analyses and Security	11-2
Quality Assurance and Quality Control	11-4

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Metallurgical Testwork	13-1

14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Geological Models	14-2
Geological Domains	14-9
Grade Domains	14-9
Metallurgical Domains	14-12
Density Data	14-14
Cut-off Grades	14-14
Assay Statistics	14-15

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Capping of High Grade Values	14-16
Composites	14-18
Contact Plot Analysis	14-19
Variography	14-22
Resource Estimation Methodology	14-24
Resource Estimate Validation	14-28
Resource Classification	14-33

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1
Summary of Mining Operations	16-1
Mining Methods	16-4
Mine Design	16-5
Ground Conditions/Slope Stability	16-11
Production Schedule	16-15
Waste Rock	16-16
Valley-Leach Facility	16-19
Mine Equipment	16-22
Mine Manpower	16-23
Mine Infrastructure	16-24

17 RECOVERY METHODS	17-1
Crushing Plant	17-1
Valley-Leach Facility	17-2
Merrill-Crowe Process Plant	17-3
Process Manpower	17-3
Discussion	17-4

18 PROJECT INFRASTRUCTURE	18-1
Access	18-1
Mine Site Facilities	18-1
Accommodations	18-2
Water	18-2
Electrical	18-2
Disposal and Drainage	18-2
Communications	18-3
Site Manpower	18-3

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Environmental Studies	20-1
Permitting	20-1
Social or Community Requirements	20-5
Mine Closure Requirements	20-6

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21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-1
Manpower	21-4

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1 Mineral Resources Exclusive Of Mineral Reserves – December 31, 2017	1-2
Table 1-2 Mineral Reserves – December 31, 2017	1-3
Table 1-3 Project Risk Assessment	1-8
Table 1-4 Total Capital Cost	1-20
Table 1-5 Forecast LOM Unit Operating Costs	1-21
Table 4-1 Mining Concessions	4-2
Table 4-2 Easements	4-3
Table 7-1 Deposit Dimensions	7-10
Table 7-2 Trace Element Geochemistry Results	7-12
Table 10-1 Historical Drilling Summary	10-2
Table 13-1 Average Gold Recovery Formulae	13-2
Table 13-2 Evaluation of Production	13-3
Table 13-3 Evaluation of Production	13-4
Table 14-1 Mineral Resources Exclusive Of Reserves – December 31, 2017	14-1
Table 14-2 Lithology Codes	14-3
Table 14-3 Alteration Codes	14-3
Table 14-4 Sub-zone Codes	14-3
Table 14-5 Grade Domain Codes	14-10
Table 14-6 Tonnage Factors	14-14
Table 14-7 Gold (g/t) Assay Statistics	14-15
Table 14-8 Gold Capping Levels	14-17
Table 14-9 Gold Composite Statistics	14-18
Table 14-10 Gold Estimation Parameters	14-25
Table 14-11 2017 Reconciliation Results	14-31
Table 15-1 Mineral Reserves – December 31, 2017	15-1
Table 16-1 Veladero Mine Production History	16-1
Table 16-2 Veladero Heap Leach Production History	16-2
Table 16-3 Mine Optimization Parameters	16-5

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Table 16-4 Internal Cut-off Grades, Mine Reserves	16-8
Table 16-5 Mine Design Parameters	16-9
Table 16-6 Summary of Golder Slope Design Recommendations	16-11
Table 16-7 Comparison of Final Wall Pit Slope Angles	16-12
Table 16-8 Summary of Steepened Slope Design	16-14
Table 16-9 LoM Mine Production Schedule	16-15
Table 16-10 Veladero VLF Stacking by Phase	16-19
Table 16-11 Mine Equipment Fleet	16-23
Table 20-1 Regulatory Operating Parameters	20-2
Table 20-2 VLF Trigger Limits	20-2
Table 21-1 Total Capital Cost	21-1
Table 21-2 Forecast LOM Unit Operating Costs	21-2
Table 21-3 Historic Unit Operating Costs	21-2
Table 21-4 Unit Operating Cost Details	21-3
Table 21-5 Mine Site Manpower	21-5
Table 25-1 Project Risk Assessment	25-5

LIST OF FIGURES

PAGE

Figure 4-1 Location Map	4-7
Figure 4-2 Claim Map	4-8
Figure 7-1 Regional and Local Geology	7-2
Figure 7-2 Simplified Lithology Distribution	7-4
Figure 7-3 Simplified Alteration Distribution	7-6
Figure 7-4 Gold Mineralization on 4,150 m Bench	7-8
Figure 7-5 Plan View Showing Gold Grade Times Thickness	7-9
Figure 10-1 Drill Plan	10-3
Figure 14-1 Lithological Domains	14-5
Figure 14-2 Alteration Domains	14-6
Figure 14-3 Sub-Zone Domains	14-7
Figure 14-4 Structural Domains	14-8
Figure 14-5 Grade Domains (Level 4175)	14-11
Figure 14-6 Type 2 Metallurgical Domain	14-13
Figure 14-7 Assay Statistics Box Plot	14-16
Figure 14-8 Gold Composite Statistics by Zone and Alteration	14-19
Figure 14-9 Example of a Soft Contact Profile	14-20
Figure 14-10 Example of a Hard Contact Profile	14-21
Figure 14-11 Omni-Directional Correlogram	14-23
Figure 14-12 Block and Composite Au Grades – Section 6,752,050N at Filo Federico Pit	14-29
Figure 14-13 Block and Composite Au Grades – Section 6,751,750N at Amable Pit	14-30
Figure 14-14 Block Au Grades - Longitudinal Section Looking 250°	14-32
Figure 14-15 Elevation Swath Plot	14-34
Figure 14-16 Resource Classification on 4,150 m Bench	14-36
Figure 16-1 General Site Arrangement	16-3
Figure 16-2 Filo Federico Pit Phases	16-10
Figure 16-3 Filo Federico Pit Slope Design Sectors in Plan	16-13
Figure 16-4 Final Veladero WRF Arrangement	16-18

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Figure 16-5 Final Proposed VLF Arrangement	16-21
Figure 17-1 Crushing Plant Flowsheet	17-6
Figure 17-2 Merrill-Crowe Process Plant Flowsheet	17-7

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to complete an audit of Mineral Resources and Mineral Reserves and prepare an independent Technical Report on the Veladero Gold Mine (the Mine or Veladero), located in Argentina. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Mine as of December 31, 2017. This report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) as published by the Canadian Securities Administrators. The effective date of the Mineral Resource and Mineral Reserve estimates in this report is December 31, 2017, and information in this Technical Report is current as of that date unless otherwise specified. More current information has been incorporated in certain circumstances to reflect subsequent events. RPA visited the Mine from October 30 to November 1, 2017.

On April 6, 2017, Barrick announced that it had entered into a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (Shandong), a Chinese gold mining company, based in Jinan, Shandong Province. Shandong is the direct and indirect holder of approximately 56% of the outstanding shares in Shandong Gold Mining Co., Ltd. (Shandong Gold). Shandong Gold was listed on the Shanghai Stock Exchange in 2003.

On June 30, 2017, Barrick completed the sale of a 50% interest in Veladero to Shandong Gold. Shandong Gold and Barrick now each have an indirect 50% ownership interest in Minera Argentina Gold SRL (MAGSRL) (formerly Minera Argentina Gold S.A. (MAGSA)), which owns and operates the Mine. Unless otherwise stated, the data in this Technical Report reflects 100% of Veladero and not Barrick’s 50% pro rata interest.

Veladero is a large open pit, heap leach gold and silver mine in the high Andes Cordillera of central western Argentina. Operations include open pit mining of gold-silver ore, two-stage crushing, and extraction of precious metals using valley-fill heap leaching and Merrill-Crowe recovery. Since Veladero started production in 2005, the mine has recovered approximately 8.2 million ounces (Moz) of gold and 16.6 Moz of silver from approximately 319 million tonnes (Mt) of ore averaging 1.09 g/t Au and 14.9 g/t Ag as of December 31, 2017.

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Ore production to the heap leach is planned at approximately 29 million tonnes per annum (Mtpa) to 33 Mtpa over the next seven years. The mining rate is scheduled to peak at approximately 79 Mtpa in 2018, steadily declining to 34 Mt in 2024. All remaining ore production is scheduled from the Filo Federico pit.

Tables 1-1 and 1-2 summarize the Mineral Resource and Mineral Reserve estimates at Veladero as of December 31, 2017. The estimates conform to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

The Mineral Resource estimate is reported exclusive of Mineral Reserves.

TABLE 1-1    MINERAL RESOURCES EXCLUSIVE OF MINERAL RESERVES –

DECEMBER 31, 2017

Minera Argentina Gold SRL – Veladero Mine

Category	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Measured	6.6	0.48	8.9	0.1	1.91
Indicated	133.5	0.57	12.2	2.45	52.57
Total Measured and Indicated	140.1	0.57	12.1	2.55	54.49

Inferred	67	0.43	11.0	0.93	23.7

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated as of December 31, 2017 using a gold price of US$1,500 per ounce, a silver price of US$20.50 per ounce, and a US$:ARG exchange rate of 1.00:20.0.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.

Mineral Resources are estimated at economic cut-off values that vary by material type and are approximately equivalent to 0.14 g/t Au for Type 1 mineralization and 0.26 g/t Au for Type 2 mineralization.

5.	Mineral Resources are constrained by a Whittle pit shell.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Numbers may not add due to rounding.

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TABLE 1-2    MINERAL RESERVES – DECEMBER 31, 2017

Minera Argentina Gold SRL – Veladero Mine

Category	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Proven:
Open Pit	8.0	0.82	15.8	0.21	4.0
Stockpiles	7.0	0.52	9.2	0.12	2.1
Leach Inventory	13.5	0.78	-	0.34	-
Probable:
Open Pit	199.4	0.78	14.8	4.97	94.7
Proven & Probable	227.8	0.77	14.6	5.63	100.8

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated using a gold price of US$1,200 per ounce, a silver price of US$16.50, and a US$:ARG exchange rate of 1.0:20.0.
3.

Mineral Reserves are estimated at economic cut-off values based on process cost, recovery, and profit. The cut-off values are equivalent to approximately 0.18 g/t Au for Type 1 ore and 0.32 g/t Au for Type 2 ore.

4.	The total Proven and Probable silver grade estimate of 14.6 g/t Ag excludes the Leach Inventory tonnes.
5.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other modifying factors that could materially affect the Mineral Resource or Mineral Reserve estimates as of the date of this report, other than production depletion as set forth in the LOM production schedule.

CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•

As of December 31, 2017, Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total approximately 140.1 Mt averaging 0.57 g/t Au and 12.1 g/t Ag and contain approximately 2.55 Moz of gold and 54.49 Moz of silver.

•	As of December 31, 2017, Inferred Mineral Resources total approximately 67 Mt averaging 0.43 g/t Au and 11.0 g/t Ag and contain approximately 0.9 Moz of gold and 24 Moz of silver.

•	All of the remaining resources and reserves are found in the Veladero area within the Filo Federico and Cuatro Esquinas zones, both of which are within the Filo Federico pit.

•	The resource estimate gold cut-off grades (COG) for Filo Federico are equivalent to approximately 0.14 g/t for Type 1 mineralization and approximately 0.26 g/t Au for Type

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2 mineralization. The resource COGs are estimated in accordance with standard industry practice.

•	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conforms to CIM (2014) definitions.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•

The methods and procedures utilized to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. The Mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that MAGSRL has done high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•

As of December 31, 2017, Proven and Probable Reserves are estimated to be approximately 228 Mt at 0.77 g/t Au and 14.6 g/t Ag, containing approximately 5.6 Moz of gold and 101 Moz of silver. Approximately 93% of reserves within the open pit are Type 1 ore, with the remainder being Type 2 ore.

•

The Mineral Reserve estimate gold COGs are equivalent to approximately 0.18 g/t Au for Type 1 ore and approximately 0.32 g/t Au for Type 2 ore. The reserve COGs are estimated in accordance with standard industry practice.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to CIM (2014) definitions.

•	Recovery and cost estimates are based on actual operating data and engineering estimates.

•

Economic analysis of the Veladero Life-of-Mine (LOM) plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•

MAGSRL has identified a potential opportunity to steepen certain final pit slopes of the Filo Federico pit. Up to 120 m of final pit slopes have begun in Phases 5 and 6 at the steeper slope angles. Golder Associates Inc. (Golder) has reviewed the geotechnical model and has commented that it is sufficiently reliable to support the proposed steeper

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slopes and is working with MAGSRL on implementation and operational practices of the steeper pit slopes.

•

Deformation cracks have developed post closure within areas of the South Waste Rock Facility (South WRF), which Golder has identified as a potential stability risk. Further movement has the potential to encroach on a portion of the north flank of the Valley Leach Facility (VLF). RPA notes this does not limit current capacity of the VLF or planned expansion to the west. In addition, MAGSRL is in discussion with Golder with regards to conducting a stability assessment of the South WRF.

•	RPA notes that there is an opportunity to extend the life of the Filo Federico pit with minor overall improvements in economic parameters. Potential exists for an additional four years of operations.

PROCESS

•

The process facilities appear to be operating well. The operation of the VLF is subject to certain regulatory parameters set forth in the 2014 Fourth Update to the Mine’s Environmental Impact Assessment (EIA). The regulatory approval of the 2014 update to the Mine’s EIA and a related 2016 regulatory resolution specifies three operating regulatory parameters (the “VLF Trigger Limits”) that, if exceeded, will trigger the VLF contingency plan and restrictions that constrain fresh water make-up and cyanide addition for the duration of any such exceedance.

•

The Mine has acquired all of the material permits necessary to operate the VLF up to Phase 5B. The fifth update of the EIA of the Veladero Mine was approved in December 2016. The fifth update as submitted by MAGSRL included a request for approval of the VLF expansion for Phases 6 to 9. Environmental approval for Phases 6 to 9 was confirmed on May 19, 2017, by the San Juan Mining Minister, however, the construction of these phases is subject to additional permitting, which is in progress.

•

The sixth EIA update was submitted in February 2016, but its evaluation is still under review. Given the situation that it is still under review, MAGSRL applied for, and the Ministry of Mining has granted extension for, filing of the seventh update of the EIA. MAGSRL has prepared the seventh update of the EIA covering the period from January 2014, to June 2017, and filed it on February 9, 2018, with the Ministry of Mining.

•

The overland conveyor has been shut down since February 2015, due to mechanical issues. There is currently no plan to restart the conveyor. Mine haul trucks are used to haul crushed ore from the primary crushers directly to the VLF. In 2016, four new haul trucks were added to the mine fleet to maintain production levels due to the additional ore haulage demands as a result of the conveyor belt shutdown.

•

Subsequent to the December 31, 2017, Mineral Resource estimate and as part of continuing LOM improvements, MAGSRL assessed the continued leaching of stacked ore for an additional four years (the Transition Period) after the completion of ore mining activities in 2024. Metal recovery of approximately 0.5 Moz of gold and 1.2 Moz of silver is estimated over the Transition Period from 2024 to 2028, which is not included in the Mineral Reserve estimate.

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ENVIRONMENTAL CONSIDERATIONS

•	Veladero has an Environmental Management Plan (EMP) that is certified under the ISO 14001 standards.

•	Veladero is certified by the International Cyanide Management Code.

•

Mine closure plans are reviewed and analyzed annually. As of December 31, 2017, the provision for environmental rehabilitation (PER) recorded under International Financial Reporting Standards (IFRS) at Veladero based on existing disturbances on a discounted basis was approximately US$112 million. Total estimated LOM closure costs based on existing and future disturbances on an undiscounted basis are approximately US$132 million.

•

In September 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAGSRL notified regulatory authorities of the release. Environmental monitoring was conducted by MAGSRL and independent third parties following the incident. MAGSRL believes this monitoring demonstrated that the incident posed no risk to human health at downstream communities from the Mine. A temporary restriction on the addition of new cyanide to the Mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order. On April 14, 2016, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$10 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with this incident. MAGSRL has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan provincial mining authority.

•

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAGSRL confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Mine was ordered by the San Juan provincial mining authority and a provincial court on September 15, 2016, and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan provincial mining authority and a judicial inspection of the mine, the San Juan provincial court lifted the suspension of operations and ordered that mining activities be resumed.

•

On March 28, 2017, the monitoring system at the Mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. MAGSRL notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAGSRL in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of the corrective actions. On

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January 23, 2018, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$5.6 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with the September 2016 and March 2017 incidents and filed a request for reconsideration with the San Juan provincial mining authority, which remains pending.

•	In RPA’s opinion, it is reasonable to assume that the situations have been resolved in a timely manner, thus not impacting the current Mineral Resource and Mineral Reserve estimates.

RISKS

RPA has undertaken analysis of the project risks. Table 1-3 summarizes the project risks and RPA’s assessment of the risk degrees and consequences, as well as ongoing/required mitigation measures. RPA notes that the degree of risk refers to our subjective assessment as to how the identified risk could affect the achievement of the Project objectives.

Veladero has been in production for over 10 years and is a mature operation.

In RPA’s opinion, there are not any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource or mineral reserve estimates.

In RPA’s opinion, the pit slope steepening initiative represents a Low to Medium risk to projected economic outcomes (mineral reserves remain reasonable and economic). Historic operations have shown that with relatively minimal wall control effort, the previously employed pit slope angles are achievable. The difference in LOM waste tonnage between the historic pit slope angles and current design is approximately 46 Mt.

Currently, RPA is of the opinion that there are no environmental issues that directly affect Mineral Reserves or Mineral Resources. The environmental and regulatory requirements are managed by an on-site environmental department staff of professionals and technicians who manage risks by undertaking more detailed technical studies and risk assessments and are supported by the legal department in the San Juan office.

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TABLE 1-3    PROJECT RISK ASSESSMENT

Minera Argentina Gold SRL – Veladero Mine

Issue	Likelihood	Consequence	Risk Rating	Mitigation
Rating
Geology and Mineral Resources	Unlikely	Minor	Low	Resource model updated on a regular basis using production reconciliation results.

Mining and Mineral Reserves – Pit Slopes	Possible	Minor	Low to Medium	Continue development of pit slope steepening work programs and review by independent design engineer.

Mining and Mineral Reserves – South WRF	Unlikely	Minor to Moderate	Low	Continue monitoring and develop a stability mitigation program with the assistance of a qualified geotechnical engineer

Processing	Unlikely	Minor	Low	Continue to monitor processing performance relative to predicted performance and historic results.

Environmental	Unlikely	Minor	Low	Continue working with authorities on permitting of additional VLF phases.

Capital and Operating Costs	Unlikely	Minor	Low	Continue to track actual costs and forecast costs including considerations for inflation and foreign exchange.

RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•	RPA concurs with MAGSRL’s plans to continue to improve the various reconciliation tracking and reporting systems.

•	RPA concurs with the implementation of a new blast hole sampling procedure.

MINING AND MINERAL RESERVES

•

RPA concurs with MAGSRL’s pit slope steepening initiative and recommends continuing to investigate the opportunity in further detail and collaborate with Golder, an internationally recognized independent geotechnical engineer with both high and steep pit wall experience.

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•	RPA recommends developing a stability mitigation program for the South WRF with the assistance of a qualified geotechnical engineer.

PROCESS

•	Continue to monitor that the operation of the VLF is conforming to VLF Trigger Limits.

PERMITTING

•	Continue to advance permitting for construction of Phase 6 and all subsequent phases of the VLF in a timely manner.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in the Economic Analysis section on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Veladero Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Veladero Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Veladero Mine is located on the east flank of the Andes Cordillera, six kilometres east of the Chile/Argentina border. The mine site is located at approximately 29°22’ south latitude and 69°57’ west longitude in the Department of Iglesia, San Juan Province, northwest Argentina. The closest major population and commercial centre is the provincial capital of San Juan, which is approximately 360 km by road. Elevations at the Mine range from 3,800 m to 4,800 m.

The Veladero Mine is owned and operated by MAGSRL. Shandong Gold acquired its 50% indirect interest in MAGSRL from Barrick on June 30, 2017.

LAND TENURE

Since 1989, Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (IPEEM) has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for

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exploration and mining licences in the province. Therefore, some of the mining licences are held by IPEEM. The remainder of the mining licences are held by MAGSRL. RPA notes that Barrick Exploraciones Argentina S.A. (BEASA) controls an extensive land package in the district that is contiguous with the mine concessions. This report summarizes only the mining and surface rights that are directly related to the Veladero Mine. Exploration rights for the Veladero concessions were first issued in 1994 following a competitive bidding process completed by IPEEM.

The Veladero Mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSRL pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSRL (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSRL, which are: Ursulina Sur, Florencia 1, Gaby M, Río 2, and Río 3. The Veladero mining properties cover an area of approximately 14,447 ha.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date; however, to keep them in good standing, concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2017, the Veladero Mine has complied with these requirements with respect to its current mining properties.

Pursuant to federal legislation that implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a “Boca Mina” royalty of up to 3% for minerals extracted from Argentinean soil. The “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between MAGSRL and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including production from the Argenta deposit.

For the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated based on estimated life-of-pit production, a gold price of US$1,500/oz, and a silver price of US$35/oz was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved Environmental Impact Statement (EIS). Although mining of Argenta

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Mineral Reserves is complete, there is still approximately 0.8 Mt of Argenta ore in stockpiles containing 14,100 oz of gold.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSRL, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, MAGSRL and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré was subject to this 5% export duty from the commencement of operations in 2005 until December 21, 2015, when the duty was eliminated by the new Argentine government.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Under the terms of an existing tax stability agreement, the withholding tax may be applicable to dividends to be paid by the Veladero Mine depending on the amount of other taxes paid during the relevant year. The dividend tax was repealed by the new Argentine government on July 23, 2016. On December 29, 2017, Argentina adopted a two-tier income tax regime by which it maintains the same 35% effective tax rate but charges 30% (during years 2018 and 2019) or 25% (from 2020 onwards) corporate income tax and 7% (during years 2018 and 2019) or 13% (from 2020 onwards) tax on dividends.

In October 2011, the Argentine government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. Since December 2015, the Argentine government repealed the foreign exchange controls, to the point that repatriation and conversion of foreign currencies into Argentine pesos is no longer mandatory.

EXISTING INFRASTRUCTURE

Veladero is isolated from major cities and towns and operates on a self-sufficient basis with trucking of materials and goods. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

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Electric power is currently generated on site using diesel generators. The total installed capacity of the diesel generators is 22 MW.

The water supply for industrial usage, i.e., process and dust control, is secured from the Rio de las Taguas. The domestic water supply is secured from two water wells. Potable water is treated using reverse osmosis. Sewage is treated on site prior to discharge of water.

Mine camp accommodations include emergency medical facilities, cafeteria, gymnasium, offices, and rooms for the Veladero workers.

Other infrastructure includes warehouse, truck shop, maintenance facilities, and analytical laboratory.

HISTORY

The Veladero area was first explored in the late 1980s by Argentine government geologists, who identified scattered gold anomalies in the Veladero Sur area and surrounding region during field examinations of hydrothermal alteration centres identified through satellite imagery. In 1988, administration of mineral rights in the region was transferred from the Federal to the Provincial government, and in 1989 San Juan Province established the IPEEM as the provincial mining entity responsible for holding title to certain of the province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province.

Following a competitive bidding process completed by IPEEM in 1994, Argentina Gold Corp. (AGC), a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which was acquired by Barrick a short time later.

In 1995, AGC assigned its interest to its subsidiary, MAGSA, and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. Concurrently, Barrick, through its subsidiary BEASA, explored BEASA’s adjoining 100%-owned Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining Company (Homestake) acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and BEASA. In 2016, pursuant to an internal

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restructuring, MAGSA transformed from a corporation into the limited liability partnership MAGSRL.

On June 30, 2017, Shandong Gold obtained a 50% interest in the Veladero Mine from Barrick through its acquisition of an indirect 50% interest in MAGSRL.

GEOLOGY AND MINERALIZATION

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 km by 25 km north-trending corridor of Permian to late Miocene volcanic and intrusive rocks, which host a number of hydrothermal alteration zones and epithermal mineral deposits. The belt consists of a Tertiary volcanic rift basin in which volcanic flows and tuffs were deposited and subsequently cut by associated intrusions. Basement rocks in the belt consist of andesitic to rhyolitic tuffs, lava flows, and volcaniclastic rocks of the Permo-Triassic Choiyoi Formation, which are overlain unconformably by Tertiary igneous and volcanic rocks ranging in age from older 40 Ma stocks to more recent 4 Ma tuffs, lava flows, and volcaniclastic rocks.

The El Indio Gold Belt hosts both high and low sulphidation style mineralization over approximately a 120 km strike length, from the Alturas Deposit in the south, the Tambo-El Indio mines in the middle, to the Veladero and Pascua-Lama deposits in the north. Epithermal mineralization within this belt is associated with Tertiary structural trends.

The Veladero deposit is a hypogene-oxidized, high sulphidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event.

The Veladero deposit forms a broad, disseminated, 400 m to 700 m wide by three kilometre long blanket of mineralization along a N15ºW-striking structural trend. The diatreme-dome complex includes a massive, central, brecciated core of heterolithic, matrix-supported tuffisite that transitions outward through clast-supported breccias into the volcanic country rocks. A bedded tuff unit that represents fragments ejected from the central vent forms a ring that

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overlies portions of the tuffisite and breccias at the southern end of the deposit. The Veladero deposit comprises three main orebodies: Amable in the south, Cuatro Esquinas in the centre, and Filo Federico in the north. The Argenta orebody is a small satellite deposit located approximately five kilometres to the southeast of the Veladero deposit. The Amable orebody has been mined out and there are no reserves or resources reported at Amable.

The mineralized envelope encompassing greater than 0.2 g/t Au is oriented along a 345°-trending regional structural corridor. The mineralization is dominantly hosted in the diatreme breccias along the fault-bounded northwest trend. Within this trend, higher grade mineralized shoots, averaging approximately 4 g/t Au but with one metre values up to 100 g/t Au, with lengths of 300 m to 500 m, form along northeast striking structural trends and are surrounded by a halo of lower grade mineralization ranging between 0.1 g/t Au and 1.0 g/t Au.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at Cuatro Esquinas and Filo Federico, where alteration consists of intense silicification. The Amable orebody is hosted within bedded pyroclastic breccias and tuffs which are affected by silicification and advanced argillic alteration. Much of the Veladero deposit is covered by approximately 40 m of overburden and the overburden in some areas is up to 170 m thick. The colluvium is generally uncemented.

Precious metal mineralization at Veladero is controlled by stratigraphy, structural trends, and elevation. Gold mineralization can be hosted by any kind of rock at Veladero, including overburden and steam-heat altered lithologies. Principal host rocks are hydrothermal breccias and felsic tuffs at Filo Federico and Cuatro Esquinas, and pyroclastic breccias and felsic to intermediate tuffs at Amable.

EXPLORATION STATUS

The major exploration programs took place prior to the completion of the feasibility study in 2002. The original drilling program targeted structural intersections with surface geochemical anomalies (involving rock chip, soil, and screened talus sampling) that were coincident with Controlled-Source-Audio-Frequency-Magneto-Telluric (CSAMT) resistivity highs and magnetic lows.

Since 2002, additional exploration and infill drilling has been completed. More drilling is planned to explore some gaps that still remain on the mining concessions. The geology team

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is developing a long-term exploration plan focused on the Argentine side of the El Indio Gold Belt. The regional exploration team’s knowledge and experience developing exploration target criteria is being transferred to the Veladero geology team. The mine geological information will be combined with regional exploration models to define new areas of interest that are most likely to succeed.

As of the effective date of this report, 1,331 drill holes totalling 340,977 m and 490 underground chip-face and wall traverse samples totalling 4,195 m have been completed and used in the current Mineral Resource estimate.

MINERAL RESOURCES

As of December 31, 2017, Mineral Resources are summarized in Table 1-1. The resource model was prepared using all of the drill holes available up to February 2017. A small number of drill holes were drilled in 2017 after this date. As of December 31, 2017, Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total approximately 140.1 Mt averaging 0.57 g/t Au and 12.1 g/t Ag and contain approximately 2.55 Moz of gold and 54.49 Moz of silver. In addition, Inferred Mineral Resources total approximately 67 Mt averaging 0.43 g/t Au and 11.0 g/t Ag and contain approximately 0.9 Moz of gold and 24 Moz of silver. The resources are estimated using a gold price of US$1,500/oz Au and a silver price of US$20.50/oz, and a US$:ARG exchange rate of 1.0:20.0. RPA is of the opinion that the Mineral Resources are acceptable, reasonable, and conform to CIM (2014) definitions.

Most of the resources are from Filo Federico Type 1 mineralization. Type 2 mineralization is characterized by an increase in the proportion of finely disseminated gold within silica, and a predominance of fine grained acanthite (silver sulphide) within silica that limits the recovery of gold and silver relative to Type 1 ore. Lower Type 2 ore gold and silver recoveries influence COGs and relative quantity of Type 2 tonnage. The resource estimate gold COGs for Filo Federico are equivalent to approximately 0.14 g/t for Type 1 mineralization and approximately 0.26 g/t for Type 2 low grade crushed mineralization.

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the December 31, 2017 Mineral Resource and Mineral Reserve estimates.

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The Veladero geology department has developed a very good understanding of the Veladero geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for lithology, alteration, and structural sub-zones were built using Vulcan software. The main faults have also been modelled. Lines and control points based on the exploration drill holes, blast holes, and pit mapping were used in Vulcan to create 3D geological wireframes.

MINERAL RESERVES

As of December 31, 2017, Mineral Reserves are summarized in Table 1-2. Mineral Reserves are reported at a gold price of US$1,200/oz, silver price of US$16.50/oz, and a US$:ARG exchange rate of 1.0:20.0. The reserve estimate gold COGs are equivalent to approximately 0.18 g/t for Type 1 ore and approximately 0.32 g/t for Type 2 ore. The Proven and Probable Mineral Reserves are estimated to be approximately 228 Mt at 0.77 g/t Au and 14.6 g/t Ag, containing 5.6 Moz of gold and 101 Moz of silver which includes stockpiles and inventory. The remaining open pit portion of Proven and Probable Mineral Reserves is estimated to be approximately 207 Mt at 0.78 g/t Au and 14.8 g/t Ag. Based on this review, it is RPA’s opinion that the reported material is appropriately classified as Proven and Probable Mineral Reserves in accordance with CIM (2014) definitions.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

MINING METHOD

The Veladero Mine is a traditional open pit truck and shovel operation that has been in continuous operation since 2005. Veladero has mined approximately 993 Mt of material and produced approximately 8.2 Moz of gold and 16 Moz of silver as of December 31, 2017.

Open pit mining is planned at between 27 Mtpa and 31 Mtpa of Mineral Reserves over the next seven years. The total mining rate is scheduled to peak at approximately 79 Mtpa in 2018, steadily declining to 34 Mt in 2024.

MINERAL PROCESSING

Gold is recovered from ore at Veladero using cyanide-heap leaching in a VLF pad and a Merrill-Crowe zinc cementation gold recovery plant.

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The lower gold grade ore (i.e., above the cut-off grade for ROM ore and below the cut-off grade for CRUSH material), is mined and trucked to the leach pad. Ore that has a gold grade above the cut-off grade for CRUSH material is trucked from the mine or stockpiles and crushed in one of two two-stage crushing circuits to a nominal size of 80% passing (P80) 40 mm. The crushing plant has a capacity of approximately 90,000 tonnes per day (tpd), i.e., 60,000 tpd through line one and 30,000 tpd through line two. Haul trucks dump directly into the primary gyratory crushers. After crushing, the ore is transferred to a covered stockpile.

After secondary crushing, the crushed ore is hauled by trucks from the crushing station to the heap leach pad where it is stacked in 13 m lifts.

Approximately 230,000 m2 to 260,000 m2 of ore is actively under leach at any given time with dilute cyanide leach solution applied using drip emitters. The nominal capacity of the Barren Solution pumping system is 2,900 m3/h with an additional 0-2,700 m3/h provided by the PLS Recycle system, which provides an ability to control the Pregnant Solution Storage Area (PSSA) solution level and pursue solution enrichment with lower grade ore.

Gold doré that is produced by the refining process is shipped off-site for further refining to produce fine gold and silver.

Market conditions have resulted in the curtailment of by-product mercury sales. As a result, MAGSRL has constructed long term storage capacity for mercury near the gold refinery. The cost of removal at end of life will need to be addressed by operations, as it is not in the Closure Plan, if other disposition options do not become available.

The operation of the VLF is subject to certain regulatory parameters set forth in the 2014 Fourth Update to the Mine’s EIA. The regulatory approval of the 2014 update to the Mine’s EIA and a related 2016 regulatory resolution specifies three operating regulatory parameters (the “VLF Trigger Limits”) that, if exceeded, will trigger the VLF contingency plan and restrictions that constrain fresh water make-up and cyanide addition for the duration of any such exceedance. The VLF Trigger Limits are set forth below:

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VLF Trigger Limits	Reference
LCRS (or SRRF)	3,914.7 MASL
PSSA (or AASR) level	3,927 MASL
Maximum LCRS (or SRRF) pumping rate	270 m3/day

The new PSSA (or AASR) permitted operating level limited to 3,927 metres above sea level (MASL) was enacted in 2014 to control the hydraulic head on the primary heap leach liner. This has resulted in closer monitoring of solution flow in the VLF.

The restriction on the operation of the leak collection and recovery system (LCRS or SRRF) to a maximum level of 3,914.7 MASL, and maximum daily pumped volume of 270 m³/day may restrict the normal development of the VLF, providing less space for stacking in Phases 1-3 in low areas, creating delays in metal extraction. The VLF Trigger Limits are under review with the regulatory agencies for potential increases in light of new and ongoing technical studies and data, which would improve operating flexibility and reduce potential extraction delays.

Production at Veladero may be further impacted in the event that snowmelt causes water levels in the leach solution storage area to exceed the VLF Trigger Limits prescribed in the 2014 update to the Mine’s environmental permit. For such an event, the Mine would be required to trigger the VLF contingency plan and restrictions that constrain fresh water make-up and cyanide addition to the leach pad for the duration of any such exceedance.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

Veladero has an EMP that is certified under the ISO 14001 standards. The plan is audited annually and must be re-certified every three years. Veladero was last re-certified in 2015, and this certification has been maintained under maintenance audits in June 2016 and July 2017. Under the plan, results of environmental monitoring are submitted to the mining authorities every six months.

Veladero is also certified under the International Cyanide Management Code. Veladero was last certified in 2015, and will have to be re-certified in 2018.

The authorities conduct site inspections at Veladero on a regular basis. Written reports of comments and requirements are distributed and MAGSRL responds to the comments and requirements, as required.

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The environmental and regulatory requirements are managed by an on-site environmental department staff of professionals and technicians, with the support of the legal department in MAGSRL’s San Juan office.

The mine closure plan was developed to allow, when practical, closure and rehabilitation activities to be carried out simultaneously with mining activities. This rehabilitation in parallel with mining will allow the performance of certain tasks during the operation of the Mine, reducing closure costs and the schedule for completing the tasks at the end of the mine life. Mine closure plans are reviewed and analyzed annually. As of December 31, 2017, the PER recorded under IFRS at Veladero based on existing disturbances on a discounted basis was approximately US$112 million. Total estimated LOM closure costs based on existing and future disturbances on an undiscounted basis are approximately US$132 million.

In September 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAGSRL notified regulatory authorities of the release. Environmental monitoring was conducted by MAGSRL and independent third parties following the incident. MAGSRL believes this monitoring demonstrated that the incident posed no risk to human health at downstream communities from the Mine. A temporary restriction on the addition of new cyanide to the Mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order. On April 14, 2016, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$10 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with this incident. MAGSRL has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan provincial mining authority.

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAGSRL confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Mine was ordered by the San Juan provincial mining authority and a provincial court on September 15, 2016, and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works

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required by the San Juan provincial mining authority and a judicial inspection of the mine, the San Juan provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On March 28, 2017, the monitoring system at the Mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. MAGSRL notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAGSRL in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of the corrective actions. On January 23, 2018, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$5.6 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with the September 2016 and March 2017 incidents and filed a request for reconsideration with the San Juan provincial mining authority, which remains pending.

CAPITAL AND OPERATING COST ESTIMATES

Remaining capital costs at Veladero are summarized in Table 1-4. Sustaining capital primarily consists of VLF expansion costs; there are no mine pre-stripping capital costs.

TABLE 1-4    TOTAL CAPITAL COST

Minera Argentina Gold SRL – Veladero Mine

Department	LOM Capital (US$ million)
Sustaining	94
VLF Expansion	185
Closure	132
Total	411

Notes:

1.

Sustaining cost is for site infrastructure not directly related to mining, processing, or closure costs; mine equipment sustaining costs are included in the operating costs for the remainder of the mine life as there are no new major purchases planned.

2.	Mine stripping costs are included in the operating costs.
3.	Numbers may not add due to rounding.

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Forecast LOM unit operating costs for Veladero are presented in Table 1-5.

TABLE 1-5    FORECAST LOM UNIT OPERATING COSTS

Minera Argentina Gold SRL – Veladero Mine

Department	Units	Value
Mining	US$/t mined	3.56

Mining	US$/t processed	7.11
Processing	US$/t processed	3.52
G&A	US$/t processed	2.96
Total	US$/t processed	13.58

Notes.

1.	Capitalized stripping is included in mining costs.

The operating closure cost, correlated with tonnes mined and tonnes processed, is included within the mining and processing unit costs. As of December 31, 2017, the PER recorded under IFRS at Veladero based on existing disturbances on a discounted basis was approximately US$112 million. Total estimated LOM closure costs based on existing and future disturbances on an undiscounted basis are approximately US$132 million, as shown in Table 1-4.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to complete an audit of Mineral Resources and Mineral Reserves and prepare an independent Technical Report on the Veladero Gold Mine (the Mine or Veladero), located in Argentina. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Mine as of December 31, 2017. This report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) as published by the Canadian Securities Administrators. The effective date of the Mineral Resource and Mineral Reserve estimates in this report is December 31, 2017, and information in this Technical Report is current as of that date unless otherwise specified. More current information has been incorporated in certain circumstances to reflect subsequent events.    RPA visited the Mine from October 30 to November 1, 2017.

On April 6, 2017, Barrick announced that it had entered into a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (Shandong), a Chinese gold mining company, based in Jinan, Shandong Province. Shandong is the direct and indirect holder of approximately 56% of the outstanding shares in Shandong Gold Mining Co., Ltd. (Shandong Gold). Shandong Gold was listed on the Shanghai Stock Exchange in 2003.

On June 30, 2017, Barrick completed the sale of a 50% interest in Veladero to Shandong Gold. Shandong Gold and Barrick now each have an indirect 50% ownership interest in Minera Argentina Gold SRL (MAGSRL) (formerly Minera Argentina Gold S.A. (MAGSA)), which owns and operates the Mine. Unless otherwise stated, the data in this Technical Report reflect 100% of Veladero and not Barrick’s 50% pro rata interest.

Veladero is a large open pit, heap leach gold and silver mine in the high Andes Cordillera of central western Argentina. Operations include open pit mining of gold-silver ore, two-stage crushing, and extraction of precious metals using valley-fill heap leaching and Merrill-Crowe recovery. Since Veladero started production in 2005, the Mine has recovered approximately 8.2 Moz of gold and 16.6 Moz of silver from approximately 319 Mt of ore averaging 1.09 g/t Au and 14.9 g/t Ag as of December 31, 2017.

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Ore production to the heap leach is planned at approximately 29 Mtpa to 33 Mtpa over the next seven years. The total mining rate is scheduled to peak at approximately 79 Mtpa in 2018, steadily declining to 34 Mt in 2024. All remaining ore production is scheduled from the Filo Federico pit.

Since 1989, the Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (IPEEM) has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Following a competitive bidding process completed by IPEEM in 1994, Argentina Gold Corp. (AGC), a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which shortly thereafter became a subsidiary of Barrick. In 1995, AGC assigned its interest to its subsidiary, MAGSA, and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored the Veladero property. Concurrently, Barrick subsidiary Barrick Exploraciones Argentina S.A. (BEASA) explored the adjoining Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining Company (Homestake) acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and BEASA. In 2016, pursuant to an internal restructuring, MAGSA transformed from a corporation into the limited liability partnership MAGSRL.

The Veladero Mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSRL, pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSRL (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSRL, which are: Ursulina Sur, Florencia 1, Gaby M, Río 2, and Río 3. The Veladero mining properties cover an area of approximately 14,447 ha.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date; however, to keep them in good standing, concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2017, the Veladero Mine has complied with these requirements with respect to its current mining properties.

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Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, MAGSRL and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is located at the Campo Las Taguas. Sufficient surface rights have been obtained for current operations at the property.

Pursuant to federal legislation that implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a “Boca Mina” royalty of up to 3% for minerals extracted from Argentinean soil. The “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between MAGSRL and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including any production from the Argenta deposit.

For the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated based on estimated life-of-pit production, a gold price of $1,500/oz and a silver price of $35/oz was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved Environmental Impact Statement (EIS). Although mining of Argenta Mineral Reserves is complete, there is still approximately 0.8 Mt of Argenta ore in stockpiles containing 14,100 oz gold.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSRL, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, MAGSRL and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré was subject to this 5% export duty from the commencement of operations

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in 2005 until December 21, 2015, when the duty was eliminated by the new Argentine government.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. MAGSRL believed that this withholding tax was not applicable to dividends to be paid by the Mine as a result of an existing tax stability arrangement. The dividend tax was repealed by the new Argentine government on July 23, 2016. On December 29, 2017, Argentina adopted a two-tier income tax regime by which it maintains the same 35% effective tax rate but charges 30% (during years 2018 and 2019) or 25% (from 2020 onwards) corporate income tax and 7% (during years 2018 and 2019) or 13% (from 2020 onwards) tax on dividends.

In October 2011, the Argentine government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. Since December 2015, the Argentine government repealed the foreign exchange controls, to the point that repatriation and conversion of foreign currencies into Argentine pesos is no longer mandatory.

SOURCES OF INFORMATION

RPA Principal Geologist Luke Evans, M.Sc., P.Eng., and RPA Principal Mining Engineer Glen Ehasoo, P.Eng., visited the Mine from October 30, 2017, through November 1, 2017.

Discussions were held with the following Barrick and MAGSRL personnel:

•	Inivaldo Diaz, Operations Manager (MAGSRL)

•	Benjamin Sanfurgo, Senior Manager, Resources and Reserves (Barrick)

•	Osvaldo Brocca, Chief Mine Geologist (MAGSRL)

•	Sebastian Juarez, Senior Mine Geologist (MAGSRL)

•	Elio Terranova, Data Base Administrator (MAGSRL)

•	Daniel Diaz, Junior Ore Control Engineer (MAGSRL)

•	Patricio Irribarra, Chief Exploration Geologist (MAGSRL)

•	Raul Correa, Manager Technical Services (MAGSRL)

•	Edwin Diaz, Process Superintendent (MAGSRL)

•	Dante Cardozo, Chief Metallurgist (MAGSRL)

•	Julio Torino, Leach Pad Superintendent (MAGSRL)

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•	Simon Catchpole, Environmental Manager (MAGSRL)

The Veladero operation has been the subject of resource/reserve technical audits as follows:

•	September 2017, Resource and Reserve Draft Competent Person’s Report by RPA.

•	August 2016, Resource and Reserve NI 43-101 Technical Report by RPA (internal).

•	March 2014, Resource and Reserve NI 43-101 Technical Report by RPA.

•	March 2012, Resource and Reserve NI 43-101 Technical Report by RPA.

•	May 2008, Mineral Reserve and Resource Audit, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA).

•	May 2007, Veladero Model Review, Resource Modeling Inc. (RMI).

•	March 2005, NI 43-101 Technical Report, Barrick Gold Corporation.

•	February 2005, Reserve Procedure Audit, RPA.

Mr. Evans is responsible for the overall preparation of this report. Mr. Evans reviewed the geology, sampling, assaying, and resource estimate work and is responsible for Sections 3 to 12, 14, and 23, and contributed to Sections 1, 2, 24, 25, 26, and 27. Mr. Ehasoo reviewed the mining, reserve estimate, and economics and is responsible for Sections 15, 16, 19, 21, and 22 and contributed to Sections 1, 2, 18, 24, 25, 26, and 27. Mr. Krutzelmann reviewed the metallurgical, environmental, and permitting aspects and is responsible for Sections 13, 17, and 20 and contributed to Sections 1, 2, 18, 24, 25, 26, and 27.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
ARG	Argentine peso	lb	pound
bbl	barrels	L/s	litres per second
Btu	British thermal units	m	metre
[o]C	degree Celsius	M	mega (million); molar
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	µ	micron
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	µg	microgram
d	day	m3/h	cubic metres per hour
dia	diameter	mi	mile
dmt	dry metric tonne	min	minute
dwt	dead-weight ton	µm	micrometre
[o]F	degree Fahrenheit	mm	millimetre
ft	foot	mph	miles per hour
ft2	square foot	MVA	megavolt-amperes
ft3	cubic foot	MW	Megawatt
ft/s	foot per second	MWh	megawatt-hour
g	gram	oz	Troy ounce (31.1035g)
G	giga (billion)	oz/st, opt	ounce per short ton
gal	Imperial gallon	ppb	part per billion
g/L	gram per litre	ppm	part per million
gpm	Imperial gallons per minute	psia	pound per square inch absolute
g/t	gram per tonne	psig	pound per square inch gauge
gr/ft3	grain per cubic foot	RL	relative elevation
gr/m3	grain per cubic metre	s	second
ha	hectare	st	short ton
hp	horsepower	stpa	short ton per year
hr	hour	stpd	short ton per day
Hz	hertz	t	metric tonne
in.	inch	tpa	metric tonne per year
in2	square inch	tpd	metric tonne per day
J	joule	US$	United States dollar
k	kilo (thousand)	USg	United States gallon
kcal	kilocalorie	USgpm	US gallon per minute
kg	kilogram	V	volt
km	kilometre	W	watt
km2	square kilometre	wmt	wet metric tonne
km/h	kilometre per hour	wt%	weight percent
kPa	kilopascal	yd3	cubic yard
kVA	kilovolt-amperes	yr	year
kW	kilowatt

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for Barrick. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by Barrick and Shandong Gold and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by MAGSRL. RPA has not researched property title or mineral rights for the Veladero property and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick and Shandong Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Veladero.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Veladero Mine is located on the east flank of the Andes Cordillera, six kilometres east of the Chile/Argentina border. The mine site is at approximately 29°22’ south latitude and 69°57’ west longitude in the Department of Iglesia, San Juan Province, northwest Argentina. The closest major population and commercial centre is the provincial capital of San Juan, which is approximately 280 km southeast of Veladero. By road the distance is approximately 360 km via paved National Highway No. 40 north from San Juan to Provincial Road No. 436 (paved) and the village of Pismanta, and by public gravel road to Tudcum. A 156 km all-weather gravel road continues from Tudcum over Conconta Pass, through the Valle del Cura, and over Despoblados Pass to Veladero. Elevations at the Mine range from 3,800 MASL to 4,800 MASL. The mine location is shown in Figure 4-1.

The Veladero Mine is 50% owned by each of Shandong Gold and Barrick through their indirect ownership of MAGSRL. Shandong Gold acquired its 50% interest in MAGSRL from Barrick on June 30, 2017. Unless otherwise stated, all data in this Technical Report reflect 100% of Veladero and not Barrick’s 50% pro rata interest.

LAND TENURE

Since 1989, IPEEM has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Therefore, some of the mining licences are held by IPEEM. The remainder of the mining licences are held by MAGSRL. RPA notes that Barrick Exploraciones Argentina S.A. (BEASA) controls an extensive land package in the district that is contiguous with the mine concessions. This report summarizes only the mining and surface rights that are directly related to the Veladero Mine. Exploration rights for the Veladero concessions were first issued in 1994 following a competitive bidding process completed by IPEEM.

The Veladero Mine comprises the following mining properties: (i) the Veladero Mining Group, consisting of eight mining concessions owned by IPEEM and operated by MAGSRL, pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSRL (as

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amended) and (ii) the Filo Norte Mining Group, consisting of five mining concessions owned by MAGSRL, which are: Ursulina Sur, Florencia 1, Gaby M, Río 2, and Río 3. The Veladero mining properties cover an area of approximately 14,447 ha.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date; however, to keep them in good standing, concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2017, the Veladero Mine has complied with these requirements with respect to its current mining properties. The mining concessions were renewed upon payment of the fees on June 30, 2017.

The ownership details of the mining properties are shown in Table 4-1. Access rights to the mine and surface rights for supporting facilities are secured through easements. Details of these land holdings are provided in Table 4-2. The land holdings are shown in Figure 4-2.

TABLE 4-1    MINING CONCESSIONS

Minera Argentina Gold SRL – Veladero Mine

Concession & Licence Numbers	Concession & Licence Names	Owner	Area (ha)
520-0314-M-99	Veladero Mining Group	IPEEM	11,927.1
338837-I-92	VE II	IPEEM	1,492.5
338888-I-92	VE LIII	IPEEM	1,500
338895-I-92	VE LX	IPEEM	1,500
338845-I-92	VE X	IPEEM	1,425
338849-I-92	VE XIV	IPEEM	1,500
338878-I-92	VE XLIII	IPEEM	1,520.6
338883-I-92	VE XLVIII	IPEEM	1,489
338851-I-92	VE XVI	IPEEM	1,500
1124-M-525-2009	Filo Norte Mining Group	MAGSRL	2,519.6
425380-B-03	Ursulina Sur	MAGSRL	455.2
0676-F18-M-95	Rio 2	MAGSRL	600.0
0675-F18-M-95	Rio 3	MAGSRL	998.4
0764-F28-M-96	Gaby M	MAGSRL	269.5
296942-F-89	Florencia I	MAGSRL	196.5

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TABLE 4-2    EASEMENTS

Minera Argentina Gold SRL – Veladero Mine

Number	Description	Owner	Area (ha)
1739-F18-A-95	Camp and mine facilities	IPEEM	1,1927
425129-B-03	Camp and mine facilities	MAGSRL	6,037
425255-B-03	Roads and antennas	MAGSRL	400
295,232-M-89	Roads	MAGSRL	Approx. 60 km
1124-418-M-2008	Airstrip	MAGSRL	1,100

MAGSRL holds 100% direct ownership of the Filo Norte Mining Group concession, which is contiguous with and immediately north and east of the Mina Veladero Mining Group concession (Figure 4-2). IPEEM owns the Veladero Mining Group concession. Through its exploitation contract and record of agreements with IPEEM, MAGSRL’s rights to exploit Veladero, in conjunction with development of Filo Norte Mining Group concession, are secured for 25 years. This term is renewable at MAGSRL’s sole discretion for another 25 years.

MAGSRL controls essentially all the surface of Filo Norte Mining Group and Veladero Mining Group, in addition to other large contiguous surface parcels in the region. The main surface right easements in the Mine area are shown in Figure 4-2. Figure 4-2 does not show the easements related to communication antennas and access roads.

Pursuant to federal legislation which implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a “Boca Mina” royalty of up to 3% for minerals extracted from Argentinean soil. The “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between MAGSRL and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including production from the Argenta deposit.

For the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500/oz and a silver price of $35/oz was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS. Although mining of Argenta Mineral Reserves is complete, there is still approximately 0.8 Mt of Argenta ore in stockpiles containing 14,100 oz of gold.

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In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Veladero believed that this withholding tax was not applicable to dividends to be paid by the Mine as a result of an existing tax stability arrangement. The dividend tax was repealed by the new Argentine government on July 23, 2016. On December 29, 2017, Argentina adopted a two-tier income tax regime by which it maintains the same 35% effective tax rate but charges 30% (during years 2018 and 2019) or 25% (from 2020 onwards) corporate income tax and 7% (during years 2018 and 2019) or 13% (from 2020 onwards) tax on dividends.

In October 2011, the Argentine government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. Since December 2015, the Argentine government repealed the foreign exchange controls, to the point that repatriation and conversion of foreign currencies into Argentine pesos is no longer mandatory.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSRL, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, MAGSRL and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré was subject to this 5% export duty from the commencement of operations in 2005 until December 21, 2015, when the duty was eliminated by the new Argentine government.

MAGSRL has acquired all of the material permits necessary to operate the Veladero Mine.

The operation of the Valley Leach Facility (VLF) is subject to certain regulatory parameters set forth in the 2014 Fourth Update to the Mine’s Environmental Impact Assessment (EIA) as described in further detail in Section 20. The regulatory approval to the 2014 update to the Mine’s EIA and a related 2016 regulatory resolution specifies three operating regulatory parameters (the “VLF Trigger Limits”) that, if exceeded, will trigger the VLF contingency plan

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and restrictions that constrain fresh water make-up and cyanide addition for the duration of any such exceedance. The VLF Trigger Limits are set forth below:

VLF Trigger Limits	Reference
LCRS (or SRRF)	3,914.7 MASL
PSSA (or AASR) level	3,927 MASL
Maximum LCRS (or SRRF) pumping (in dry) rate	270 m3/day

Production at Veladero may be further impacted in the event that snowmelt causes water levels in the leach solution storage area to exceed the VLF Trigger Limits prescribed in the 2014 update to the Mine’s environmental permit, in which case the Mine would be required to trigger the VLF contingency plan and restrictions that limit the amount of fresh water make-up and eliminate cyanide addition to processing solutions for the duration of any such exceedance.

In September 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAGSRL notified regulatory authorities of the release. Environmental monitoring was conducted by MAGSRL and independent third parties following the incident. MAGSRL believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities from the Mine. A temporary restriction on the addition of new cyanide to the Mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order. On April 14, 2016, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$10 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with this incident. MAGSRL has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan provincial mining authority.

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAGSRL confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Mine was ordered by the San Juan provincial mining authority and a provincial court on September 15, 2016, and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works

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required by the San Juan provincial mining authority and a judicial inspection of the mine, the San Juan provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On March 28, 2017, the monitoring system at the Mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. MAGSRL notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAGSRL in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of the corrective actions. On January 23, 2018, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$5.6 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with the September 2016 and March 2017 incidents and filed a request for reconsideration with the San Juan provincial mining authority, which remains pending.

RPA is not aware of any significant environmental liabilities on the property or significant factors and risks that could affect access, title, or the ability to operate the Veladero Mine.

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Veladero
San Miguel de Tucumán
Copiapó
Coquimbo
Córdoba
Concordia
San Juan
Santa Fe
Paraná
Rosario
Mendoza
Valparaíso
Santiago
Buenos Aires
La Plata
San Rafael
A R G E N T I N A
Concepción
Chillán
Bahía Blanca
CHILE
Valdivia
Puerto Montt
N
VELADERO MINE
C H I L E
IGLESIA
Tudcum
Rodeo
Jachal
Iglesia
JACHAL
El Colorado
VALLE FERTIL
ULLUM
ALBARDON
ANGACO
CALINGASTA
San Juan
SAN MARTÍN
CAUCETE
ZONDA
POCITO
25 DE MAYO
SARMIENTO
SAN LUIS
MENDOZA
2400000
2500000
6800000
6700000
6600000
6500000
6400000
0 25 50 75 100
Kilometres
Figure 4-1
Barrick Gold Corporation
Veladero Mine
San Juan Province, Argentina
Location Map
February 2018
Source: Barrick Gold Corp., 2015.

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LUIS I
2,405,000
2,410,000
2,415,000
6,755,000
6,750,000
6,745,000
6,740,000
6,735,000
0 1000 2000 3000 4000
Metres
Coordenadas Gauss Kruger
Datum Campo Inchauspe 69
Truck Shop
URSULINA SUR
VE-II
GABY M
N
Federico Pit
Amable Pit
VE-XIV
VE-XVI
FLORENCIA I
VE-X
Valley Heap Leach
Camp Veladero
RIO 3
Chile
Argenta Pit
RIO 2
VE-XLIII
VE-XLVIII
VE-LIII
VE-LX
Legend:
Filo Norte Mining Group
Veladero Mining Group
Easement 1739-F18-A-95
Easement 425129-B-03
Easement 194002-C-81
Mine Area
International Border
Figure 4-2
Barrick Gold Corporation
Veladero Mine
San Juan Province, Argentina
Claim Map
February 2018
Source: Barrick Gold Corp., 2015.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The closest major population and commercial centre is the provincial capital of San Juan, approximately 280 km southeast of Veladero. By road, the distance is approximately 360 km, via paved National Highway No.40 north from San Juan to Provincial Road No.436 (paved) and the village of Pismanta, and by public gravel road to Tudcum. A 156 km all-weather gravel road continues from Tudcum over Conconta Pass, through the Valle del Cura, and over Despoblados Pass to Veladero.

It takes approximately six hours to drive to Veladero from San Juan, which in turn is approximately a two hour drive to the international airport at Mendoza. There are regular flights to Mendoza from Santiago, Chile and there are also direct flights to San Juan from Buenos Aires, Argentina.

LOCAL RESOURCES

Veladero is isolated from major cities and towns and operates on a self-sufficient basis with material and goods trucked to the site. Mine personnel work on a residential rotation. Operations personnel work a 14 day on – 14 day off rotation on 12-hour shifts. Administrative personnel work either a four day on - three day off schedule or an eight day on - six day off schedule. The mine operates year round.

INFRASTRUCTURE

Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation. Electric power is currently generated on site primarily using diesel generators. The water supply for industrial usage, i.e. process and dust control is secured from the Rio de las Taguas. The domestic water supply is secured from two water wells. The potable water is treated using reverse osmosis. The Veladero site has four aerobic sewage treatment plants and one prototype sewage treatment plant that utilizes worms instead of bacteria to break down the domestic waste. There are also sewage treatment plants located along the access road at Sepultura and Peñasquito.

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Mine camp accommodations include emergency medical facilities, cafeteria, gymnasium, offices, and rooms for the Veladero workers.

Other infrastructure includes warehouse, truck shop, maintenance facilities, and analytical laboratory.

PHYSIOGRAPHY

The Veladero Mine area is characterized by rugged mountains with deeply incised steep-sided valleys. Elevations at the Mine range from 3,800 MASL to 4,800 MASL, and the alpine climate is cold, dry, and windy. Vegetation is sparse, and is concentrated in wetlands areas. Rock outcrops and colluvial soils predominate on slopes, and overburden thicknesses of up to 170 m occur in the Mine area.

Highest annual temperatures occur from December through February, when maximum daytime temperatures generally range from 10ºC to 22ºC, with lows between -5ºC and 5ºC. Winter months from June through August have daytime highs generally between -10ºC and 10ºC, and night time lows of -10ºC to -30ºC. Mean annual precipitation is estimated to be approximately 200 mm at 4,400 m elevation, with most of the precipitation arriving as snow. Winter conditions can be severe, with intense winds, blowing snow, extreme cold, and can adversely affect mine access and operations. Rocks and gravel airborne by strong gusty winds are a common hazard in mine operations and on access roads. Local weather conditions are monitored by five meteorological stations across the site.

The mine is in the Rio de las Taguas watershed, with Despoblados, Potrerillos, Guanaco Zonzo, and Canito creeks comprising the other major perennial streams in the Mine area. Water supplies for Veladero are extracted from surface and groundwater sources in the Rio de las Taguas valley.

There is no permanent habitation in the area. Tudcum is the nearest village.

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6 HISTORY

The Veladero area was first explored in the late 1980s by Argentine government geologists, who identified scattered gold anomalies in the Veladero Sur area and surrounding region during field examinations of hydrothermal alteration centers identified through satellite imagery. In 1988, administration of mineral rights in the region was transferred from the Federal to the Provincial government and, in 1989, San Juan Province established the IPEEM as the provincial mining entity responsible for holding title to certain of the Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the Province.

Following a competitive bidding process completed by IPEEM in 1994, AGC, a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which was acquired by Barrick a short time later.

In 1995, AGC assigned its interest to its subsidiary, MAGSA, and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. Concurrently, Barrick, through its subsidiary BEASA, explored BEASA’s adjoining 100%-owned Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining acquired AGC, and intensified Veladero exploration, while Barrick advanced definition of the Filo Norte or Federico deposit on the Ursulina Sur property. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and BEASA. In 2016, pursuant to an internal restructuring, MAGSA transformed from a corporation into the limited liability partnership MAGSRL. On June 30, 2017, Shandong Gold obtained a 50% interest in the Veladero Mine from Barrick through its acquisition of an indirect 50% interest in MAGSRL.

Exploration by the MAGSA/Barrick joint venture initially focused on the Veladero Sur gold anomalies, but eventually moved north and encountered strongly anomalous gold mineralization associated with outcropping breccia bodies in the area of what is now the Amable deposit. Initial RC drilling in late 1995 defined a small resource in this zone (Brecha Agostina), and focused the MAGSA/Barrick joint venture’s exploration efforts on other breccia exposures on the property.

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Since Veladero started production in 2005, the Mine has recovered approximately 8.2 million ounces (Moz) of gold and 16.6 Moz of silver from approximately 319 million tonnes (Mt) of ore averaging 1.09 g/t Au and 14.9 g/t Ag as of December 31, 2017. The production history details are described in Section 16.

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 km by 25 km north-trending corridor of Permian to late Miocene volcanic and intrusive rocks, which host a number of hydrothermal alteration zones and epithermal mineral deposits (Figure 7-1). The belt consists of a Tertiary volcanic rift basin in which volcanic flows and tuffs were deposited and subsequently cut by associated intrusions. Basement rocks in the belt consist of andesitic to rhyolitic tuffs, lava flows, and volcaniclastic rocks of the Permo-Triassic Choiyoi Formation, which are overlain unconformably by Tertiary igneous and volcanic rocks ranging in age from older 40 Ma stocks to more recent 4 Ma tuffs, lava flows and volcaniclastic rocks. These volcanic rocks within the basin are grouped into five units, which from youngest to oldest are the Vallecito (5 Ma to 7 Ma), Vacas Heladas (9 Ma to 13 Ma), Cerro de las Tortolas (12 Ma to 19 Ma), Escabrosa (17 Ma to 21 Ma), and Tilito (21 Ma to 27 Ma). All of these units consist of felsic and intermediate-to-mafic volcanic rocks derived from volcanic centers located both within and outside of the mineralized belt.

The regional structural setting of the El Indio Gold Belt is dominated by fault and fracture sets associated with Tertiary east-west regional compression. The main fault set is a series of north-south striking reverse faults with associated east-west extensional fracture sets and 030º to 060º and 320º to 300º conjugate shear sets. Intrusive and volcanic centers are concentrated at structural intersections. The north-south reverse faults border the volcanic rift basin. These structural trends are important to the localization of mineralization at Veladero and at other deposits associated with the belt, including the Alturas, El Indio, Pascua-Lama, and Zancarron deposits.

The El Indio Gold Belt hosts both high and low sulphidation style mineralization over approximately a 120 km strike length, from the Alturas Deposit in the south, the Tambo-El Indio mines in the middle, to the Veladero and Pascua-Lama deposits in the north. Epithermal mineralization within this belt is associated with Tertiary structural trends.

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72°
68°W
Bolivia
20°S
Pacific Ocean
Chile
28°
Nazca Plate
Juan Fernández Ridge
Argentina
44°
Atlantic Ocean
Antarctic Plate
74°W
70°
66°
Chile
Argentina
N
Pacific Ocean
PERU-CHILE TRENCH
Collahuasi (34)
El Abra (36-39)
Chuquicamata (31-34)
24°S
Antofagasta
Puna
300
Escondida (35)
NAZCA PLATE
El Salvador (41-43)
Tucumán
La Coipa (22-24)
Marte-Lobo (13-14)
Bajo de la Alumbrera (6-7)
28°
Cordillera Frontal
Sierras Pampeanas
La Serena
EL INDIO BELT (6-9.5)
Veladero Mine Area
200
San Juan
Los Pelambres-Pachón (09-10)
32°
75
125
Mendoza
Santiago
Cordillera Principal
Los Bronces (4.9)
El Teniente (4.7)
200 km
Central Volcanic Zone
Chilean Flat-Slab
Southern Volcanic Zone

Pascua-Lama
Figure 4
Veladero
Fabiana
Cordillera de la Ortiga
N
Río Potrerillos
Cordillera de Sancarrón
Cordillera de la Brea
Sancarrón
Río del Medio
Río del Medio
El Indio
Tambo
Río Frío
C. Doña Ana
C. Escabroso
C. de las Tórtolas (6380 m a.s.l.)
Tórtolas
Cordillera del Colangüil
70° W
30° S
Simplified geology
Cerro de Vidrio Formation (Pliocene)
Vallecito Formation (late Miocene)
Vacas Heladas Formation (Middle to late Miocene)
Cerro de las Tórtolas Formation
Escabroso Formation
Tilito Formation
Bocatoma intrusive unit
(late Eocene to Middle Miocene)
Choiyoi Group, Elqui-Limarí Batholith and Colangüil Batholith (Late Paleozoic to Jurassic)
Faults
Reverse faults
Lineaments
Mine
Exploration prospects
International border Chile-Argentina
Major mountains
0
5
10
km

Figure 7-1

Barrick Gold Corporation

Veladero Mine

Argentina

Regional and Local Geology

February 2018

Source: Charchaflié et al., 2007.

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LOCAL AND PROPERTY GEOLOGY

The Veladero deposit is a hypogene-oxidized, high sulphidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulfide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit forms a broad, disseminated, three kilometre long blanket of mineralization along a N15ºW-striking structural trend. The diatreme-dome complex includes a massive, central, brecciated core of heterolithic, matrix-supported tuffisite that transitions outward through clast-supported breccias into the volcanic country rocks. A bedded tuff unit that represents fragments ejected from the central vent forms a ring that overlies portions of the tuffisite and breccias at the southern end of the deposit. The Veladero deposit comprises three main ore bodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north. The Argenta ore body is a small satellite deposit located approximately five kilometres to the southeast of the Veladero deposit.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at Cuatro Esquinas and Filo Federico, where alteration consists of intense silicification. The Amable ore body is hosted within bedded pyroclastic breccias and tuffs which are affected by silicification and advanced argillic alteration. Much of the Veladero deposit is covered by approximately 40 m of overburden and the overburden in some areas is up to 170 m thick. The colluvium is generally uncemented.

The water table at Veladero is deep, and is below the projected pit bottom elevation. There is also no known significant groundwater within the colluvial cover. The simplified lithology in the deposit area is shown in Figure 7-2.

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Section A-A2"
4700 L
4600 L
4500 L
4400 L
4300 L
4200 L
4100 L
4000 L
Federico
Cuatro Esquinas
Amable
6753000 N
6752000 N
6751000 N
A
A2"
6753000 N
6752000 N
6751000 N
6750000 N
2406000 E
2407000 E
N
Legend:
Hydrotermal Bxas
Pyroclastic
Felsic Tuffs
Porphyry
Mafic Tuff
Dioritic
Colluvium
0
250
500
750
1000
Metres

Figure 7-2

Barrick Gold Corporation

Veladero Mine

Argentina

Simplified Lithology Distribution

February 2018

Source: MAGSRL, 2017.

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ALTERATION

The alteration assemblage is typical of high sulphidation deposits with a silica core grading outward into silica/alunite and then argillic alteration. The gold mineralization is dominantly associated with the silicified core, which is composed of silica, hematite, goethite, and jarosite. Minor sulphide mineralization is present at less than one percent concentrations.

There are three main sectors, Amable in the south, Cuatro Esquinas in the centre, and Filo Federico to the north. The more recently discovered Argenta ore body represents a separate satellite sector located approximately five kilometres to the southeast of Amable.  A variety of volcanic explosion breccias and tuffs are the principal host rocks at Federico and Cuatro Esquinas where alteration consists of intense silicification. Amable is hosted within bedded pyroclastic breccias and tuffs which are affected by both silicification and advanced argillic alteration. The intense silicification may be vuggy to massive. The surrounding country rocks are normally composed of argillically or propylitically altered intermediate volcanic flows, domes, and volcaniclastic sediments.

A late-stage, silica-destructive event produced an intensely steam heated unit, concentrated around the main northwest-striking faults. This unit is highly altered and has very low rock strength.

The simplified alteration distribution in the deposit area is shown in Figure 7-3.

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Section A-A2"
4700 L
4600 L
4500 L
4400 L
4300 L
4200 L
4100 L
4000 L
Federico
Cuatro Esquinas
Amable
6753000 N
6752000 N
6751000 N
6753000 N
6752000 N
6751000 N
6750000 N
A
A2"
Au > 0.2 g/t
N
2406000 E
2407000 E
2408000 E
2409000 E
Legend:
Silicification
Silica-Alunite
Alunite-Silica
Argilic
Steam-Heated
Colluvium
0
250
500
750
1000
Metres

Figure 7-3

Barrick Gold Corporation

Veladero Mine

Argentina

Simplified Alteration Distribution

February 2018

Source: MAGSRL, 2017.

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MINERALIZATION

Precious metal mineralization at Veladero is controlled by stratigraphy, structural trends, and elevation. Disseminated gold mineralization forms a 400 m to 700 m wide by three kilometre long tabular blanket localized between the 3,950 m and 4,400 m elevations. Veladero has been separated into three main sectors, Amable in the south, Cuatro Esquinas in the centre and Filo Federico to the north (Figure 7-4). All sectors of the deposit are characterized by the same high sulphidation style of mineralization.

The mineralized envelope encompassing greater than 0.2 g/t Au is oriented along a 345°-trending regional structural corridor. The mineralization is dominantly hosted in the diatreme breccias along the fault-bounded northwest trend. Within this trend, higher grade mineralized shoots, averaging approximately 4 g/t Au but with one metre values up to 100 g/t, with lengths of 300 m to 500 m, form along northeast striking structural trends and are surrounded by a halo of lower grade mineralization ranging between 0.1 g/t Au and 1.0 g/t Au.

A mostly barren zone approximately 300 m long occurs between Amable and Cuatro Esquinas. From Cuatro Esquinas north through Filo Federico, the gold mineralization envelope is continuous. The Veladero ore envelope lacks recognized roots or high-grade feeder conduits at depth, and exhibits no evidence for significant supergene enrichment of metals (Barrick, 2005).

A plan view showing the grade times thickness (GT) is provided in Figure 7-5.

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Section A-A2"
4700 L
4600 L
4500 L
4400 L
4300 L
4200 L
4100 L
4000 L
3800 L
3700 L
FEDERICO
CUATRO ESQUINAS
AMABLE
Reserve Pit
Resources Shell
6753000 N
6752000 N
6751000 N
A
FILO FEDERICO
2017 Surface
Reserve Pit Design
CUATRO ESQUINAS
Resources Shell
AMABLE
A2"
6753000 N
6752000 N
6751000 N
6750000 N
2406000 E
2407000 E
2409000 E
N
Au (g/t Au)
< 0.10
0.10 - 0.19
0.19 - 0.34
0.34 - 0.60
0.60 - 1.00
1.00 - 2.50
2.50 - 5.00
> 5.00
0 250 500 750 1000
Metres

Figure 7-4

Barrick Gold Corporation

Veladero Mine

Argentina

Gold Mineralization on 4,150 m Bench

February 2018

Source: MAGSRL, 2017.

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N
6753000 N
6752000 N
6751000 N
6750000 N
2406000 E
2407000 E
2408000 E
2409000 E
FEDERICO
Filo Mario
Filo Federico
CUATRO ESQUINAS
593 Zone
Agostina
AMABLE
203 Zone
Main Zone
GT (g/t metres)
25 - 50
50 - 100
100 - 200
200 - 250
250 - 500
500 - 2500
0 250 500 750 1000
Metres
February 2018
Source: MAGSRL, 2017.

Figure 7-5

Barrick Gold Corporation

Veladero Mine
Argentina
Grade Thickness Map

7-9

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The approximate deposit dimensions and depths below surface are summarized in Table 7-1.

TABLE 7-1    DEPOSIT DIMENSIONS

Minera Argentina Gold SRL – Veladero Mine

Ore Body	Depth	Approximate Dimensions (m)
Name	to Top (m)	Length	Width	Height
AMABLE Main Zone	50	600	350	400
593 Zone	90	350	100	150
203 Zone	80	500	150	200
Agostina	Outcrops	200	60	200
CUATRO ESQUINAS	250 - 300	700	450	300
FILO FEDERICO	200	1,400	650	400
FILO MARIO	Outcrops	400	200	100

Gold mineralization can be hosted by any kind of rock at Veladero, including overburden and steam-heat altered lithologies. Principal host rocks are hydrothermal breccias and felsic tuffs at Filo Federico and Cuatro Esquinas, and pyroclastic breccias and felsic to intermediate tuffs at Amable. Main-stage introduction of gold clearly is younger than diatreme eruption, acid leaching, and major stages of silicification and fracturing. It accompanied or closely followed hypogene deposition of iron oxides and jarosite. Principal controls on localization of gold mineralization are structurally-induced open spaces (fracture zones, structural intersections), favourable host rocks, brecciation, alteration, and elevation.

Gold occurs at Veladero as minute native grains disseminated along fracture surfaces, and usually it is associated with silicification and hematite, goethite, or jarosite. Trace gold telluride minerals have been identified petrographically, but are not significant. Gold grains have been found encapsulated by quartz overgrowths, and also by jarosite. Megascopic gold grains up to one millimetre in size have been recovered from a number of drill holes, but most Veladero gold is less than 50 microns in size. Metallographic studies indicate that the gold contains some silver and that the overall gold purity or millesimal fineness is approximately 800 to 900.

Amable and Cuatro Esquinas contain zones in which gold has been found disseminated and encapsulated within silica or remnant sulphides at grain sizes of five microns or less. Contrastingly, the gold mineralization in Filo Federico and Filo Mario consists mainly of gold grains located primarily on particle surfaces or fracture planes, possibly suggesting gold emplacement in two separate events (SNCL, 2002).

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Silver values are consistently anomalous at Veladero. The principal silver-bearing mineral is acanthite (silver sulphide). In addition, grains of native silver, silver chloride, and a silver-bearing telluride have been identified in thin sections. Within the ore zone, silver and gold exhibit different distributions: some silver mineralization correlates with gold (Ag:Au ratios generally less 20:1); some silver has no associated gold; and some gold has little to no associated silver. These observations of silver and gold distributions suggest multiple events of precious metal mineralization (Barrick, 2005).

Silver is present as sub five micron size mineralization most typically as silver sulphide, silver chloride (cerargyrite), and native silver with all forms present with varying levels of silica encapsulation.

Goethite, hematite, and jarosite are the dominant gangue minerals in the Veladero ore bodies, occurring as earthy to crystalline fracture coatings, vug linings, breccia matrices, and disseminations. Jarosite is more abundant in the Amable sector, while hematite and goethite predominate at Filo Federico.

Sulphide mineralization within the deposit is negligible, with overall abundances of less than one percent. Pyrite is the most common sulphide mineral, and locally may reach three percent. Where present, it occurs as fine disseminations encapsulated by or intergrown with quartz, and is not known to be associated with gold. Other metallic sulphides identified in thin sections are chalcopyrite, sphalerite, bornite, pyrrhotite, arsenopyrite, cinnabar, and molybdenite; all are volumetrically insignificant.

Trace element analytical results are available from five metre downhole sample composites from 109 drill holes distributed across the Amable, Cuatro Esquinas, and Filo Federico sectors (Table 7-2). Of the nine elements analyzed, mercury is the most anomalous, followed by arsenic. Trace element geochemistry shows broad, strongly anomalous concentrations of arsenic, antimony, bismuth, and lead in the Amable sector. Mercury is anomalous throughout the property, with highest concentrations at Filo Federico, where mercury exceeds 10 ppm over broad areas. In this sector mercury shows a strong correlation with a strongly silicified felsic tuff unit (Barrick, 2005).

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TABLE 7-2    TRACE ELEMENT GEOCHEMISTRY RESULTS

Minera Argentina Gold SRL – Veladero Mine

	As (ppm)	Bi	Cu	Hg	Mn	Mo	Pb	Sb	Zn
		(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
Mean	216.2	18.72	19.85	8.43	71.53	12.2	152.21	25.83	14.36
Median	71	4.6	13	1.92	51	10	62	7.7	7
Std Dev	687.56	80.54	66.26	58.31	208.76	9.85	302.52	82.07	37.65
Range	9,999.5	1,999.9	3,850.5	3,802	6,594	270.5	9,999	1,999.9	959.5
Minimum	0.5	0.1	0.5	0.01	2	0.5	1	0.1	0.5
Maximum	10,000	2,000	3,851	3,802	6,596	271	10,000	2,000	960

        Source: Barrick (2005)

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8 DEPOSIT TYPES

The Veladero deposit is a high sulphidation epithermal gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulphide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation (Barrick, 2005).

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9 EXPLORATION

The major exploration programs took place prior to the completion of the feasibility study in 2002. The original drilling program targeted structural intersections with surface geochemical anomalies (involving rock chip, soil, and screened talus sampling) that were coincident with Controlled-Source-Audio-Frequency-Magneto-Telluric (CSAMT) resistivity highs and magnetic lows.

Since 2002, additional exploration and infill drilling has been completed. More drilling is planned to explore some gaps that still remain on the mining concessions. The geology team is developing a long-term exploration plan focused on the Argentine side of the El Indio Gold Belt. The regional exploration team’s knowledge and experience developing exploration target criteria is being transferred to the Veladero geology team. The mine geological information will be combined with regional exploration models to define new areas of interest that are most likely to succeed.

The drilling from 1995 to 2017 is discussed under Section 10 Drilling.

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10 DRILLING

The resource model is based on data available up to February 2017. A small number of drill holes that were drilled after this date, have not been included in the resource model, however, such drill holes would not have a material impact on the resource model. The data includes 1,331 drill holes totalling 340,977 m and 490 underground chip-face and wall traverse samples totalling 4,195 m (Table 10-1). Over 95% of the drilling and chip samples summarized in Table 10-1 have gold and silver assays available. A drill hole plan is provided in Figure 10-1. Examples of drill cross sections are provided in Section 14.

Over 80% of the drilling was by reverse circulation (RC) and the balance was diamond drill holes (DDH). Approximately 28 DDHs totalling 5,675 m were drilled from an underground exploration drift in 2002 and 2003. Most of the surface diamond drill holes and RC holes were drilled at steeply inclined orientations toward the west or the southeast.

RC holes were drilled using 5 1⁄4 in. to 6 in. tricone bits, and all diamond drill holes were collared using HQ, HQ2, or HQ3 size tools. Some core holes were reduced to NQ diameter when conditions warranted. Many of the deeper diamond drill holes incorporated RC pre-collars, especially in areas of thick overburden. Hole lengths ranged from 20 m to 601 m. The abundance of intense silicification and fractured/brecciated ground at Veladero resulted in slow drilling progress, low bit life, and high per-metre drill costs. Core drilling averaged only 17 m advance per 24-hour day, and RC progress averaged approximately 52 m per day.

Drill hole spacing varies across the deposit. In the central portions of the Amable and Filo Federico pits average drill hole spacing is in the range of 35 m to 40 m, increasing outwards to 50 m to 90 m spacing, and increasing to approximately 100 m to 120 m spacing toward the peripheries of the orebodies. Condemnation holes outside mineralized areas are drilled on approximately 400 m centres to sterilize waste dump areas and other infrastructure sites.

Approximately two DDHs and 18 RC drill holes totalling 3,510 m were completed in 2016. The next resource model will be updated with a small amount of drilling that was completed in 2017 after the February 2017 data cut-off date.

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TABLE 10-1    HISTORICAL DRILLING SUMMARY

Minera Argentina Gold SRL – Veladero Mine

Year	Type	Count	Total Metres
1996	RC	40	4,218
1997	RC	16	2,259
1998	RC	48	14,708
	DDH	13	3,110
1999	RC	116	32,976
	DDH	17	4,882
	RC-DDH	41	15,789
2000	RC	358	97,036
	DDH	32	8,802
	RC-DDH	6	1,714
2001	RC	119	44,834
	DDH	9	3,174
2001/2002	Tunnel Faces	490	4,195
2002	RC	72	14,932
	RC_G	27	482
	RC_W	26	509
	SDH	19	3,908
2003	RC	10	1,605
	SDH	9	1,767
2004	RC	24	8,007
2005	RC	22	5,136
2006	RC	37	9,298
2007	RC	65	8,224
2008	RC	32	7,217
	DDH	4	960
2009	RC	13	4,218
	DDH	3	960
2010	RC	30	6,145
	DDH	7	2,323
2011	RC	20	6,763
2012	RC	23	6,528
2013	RC	18	5,287
	DDH	3	1,443
2014	RC	21	5,701
2015	DDH	1	350
	RC	10	2,202
2016	DDH	2	619
	RC	18	2,891
Summary
Total RC		1,112	290,185
Total DDH		91	26,623
Total RC-DDH		47	17,503
Total RC_G/RC_W		53	991
Total SDH		28	5,675
Total Tunnel		490	4,195
Grand Total		1,821	345,172

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N
6753000 N
6752000 N
6751000 N
6750000 N
2406000 E
2407000 E
2408000 E
2409000 E
Federico Tunnel
Federico
Cuatro Esquinas
Amable
Amable Tunnel

Legend:
Drill Hole
Block Model Area

0 250 500 750 1000
Metres

Figure 10-1

Barrick Gold Corporation

Veladero Mine
Argentina
Drill Plan

February 2018

Source: MAGSRL, 2017.

10-3

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CORE AND RC RECOVERY

Core recovery historically averages 81% and approximately 60% of the samples have core recoveries exceeding 80%. RC recovery historically averages 70% and only approximately 35% of the samples have recoveries exceeding 80%. The core and RC recovery rates are not very good but can be attributed to the large volumes of fractured, brecciated, and broken rock that hosts the mineralization at Veladero.

POSSIBLE DRILL HOLE SAMPLING BIASES

Over approximately 80% of the drill hole sampling is from RC holes. A study that compared RC grades and diamond drill hole grades found that, in general, the core samples had lower grades than adjacent RC samples (Resource Evaluation Inc., 2003). The discrepancy was attributed to the ability of the significantly larger RC samples to recover more of the fine size fraction, which contains most of the gold, than core samples, particularly in highly fractured and vuggy material, which tends to host the higher gold grades.

Sanfurgo (2004) found that the RC gold and silver grades decreased at lower RC sample recoveries at Amable and to a lesser degree at Filo Federico. Screen tests have found that most of the gold is contained in the fine fractions and that there is a direct relationship between gold grades and fracture intensity. The results suggested that the RC gold and silver grades might be understated at Amable and Filo Federico.

RPA concludes that there is a possibility that both the core and RC gold and silver grades may be biased low. Veladero has developed a new blast hole sampling procedure that should result in more representative samples with higher proportions of fines that may yield slightly higher grades compared to the existing blast hole methodology. The new blast hole sampling procedure has not been implemented yet.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

Samples from the initial 56 RC holes (6,734 m of drilling) were collected on two metre or longer intervals. All subsequent RC drilling was sampled on one metre intervals. Most of the RC samples were drilled dry. Wet sampling was conducted only when groundwater was encountered or when water injection was necessary to avoid sticking the rods. A double cyclone system was used to capture as many fines as possible from RC holes. The exhaust from the first cyclone circulated to a second cyclone to collect the fines, which were then included with all chips recovered from the sample run.

Drill core was sampled on nominal one metre intervals, depending on geologic conditions. The maximum length for individual samples from drill core is two metres. Core was cut in half using a water-cooled diamond saw; half was bagged and submitted for assay, and half was retained for reference or for metallurgical sampling.

The 509 m long Amable decline and the 638 m long Filo Federico decline generated 5,150 m of chip samples from the workings, mostly from one metre long horizontal cuts from each rib and face, taken with a pneumatic chipping hammer. Muck piles from every round of decline advance were grab-sampled, generating 7,181 individual samples. The muck samples were not used for the resource estimate.

Blast hole samples are taken with a shovel from channels cut on both sides of the blast hole cuttings pile after the over-drill material is scraped off. Approximately 12 kg of blast hole material is sent to the mine laboratory. The drills have skirts and loss of fines during strong winds is not a significant issue because the drills use some water, which holds the cuttings together in a semi-frozen state. The blast hole data are not used for the resource model, except to periodically update the gold grade envelope and geology wireframes.

RPA is of the opinion that the core, RC, underground chip, and blast hole sampling procedures at Veladero are reasonable.

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SAMPLE PREPARATION, ANALYSES AND SECURITY

Prior to January 2000, drill sample preparation and assaying was performed by CIMM, an independent commercial laboratory based in Santiago, Chile. The entire RC drill sample was collected and split at the drill site to an 8 kg to 10 kg sub-sample, which was delivered to a portable preparation facility at the Veladero camp. Samples were dried at 50°C, jaw-crushed to approximately 5 mm, then roll-crushed to -10 mesh. RC sample rejects are stored at Veladero. The portable facility could not consistently meet the preparation protocol of 100% -2 mm so it was discontinued after the first 3,175 drill samples. All subsequent samples were sent to CIMM’s preparation facility in San Juan. At this location the 8 kg to 10 kg RC samples were crushed to 100% passing -2 mm and split to 1.0 kg, then pulverized in a single-pass LM-2 ring and puck mill to 95% -150 mesh. Pulps were then split to 250 g and sent to CIMM’s laboratory for assay. The 750 g pulp reject was returned to MAGSRL for storage.

Beginning in January 2000 Bondar-Clegg in Coquimbo, Chile (and its successor company, ALS Chemex) was contracted as the primary laboratory to replace CIMM, and subsequent RC, core, and rock chip samples were prepared at an on-site facility. The entire RC sample interval (or half core for diamond drill hole samples) was delivered to the preparation laboratory for weighing, drying at 60°C, and splitting to 8 kg to 10 kg representing approximately 25% of original RC sample weights. The coarse rejects were stored at Veladero, and the 25% splits were Rhino-crushed to 90% -10 mesh, then split again to obtain a 1.0 kg sample. This sample was sent to Mendoza for oven-drying at 60°C, followed by pulverizing to 95% -150 mesh, and riffle-splitting to a 250 g pulp for assay. In 2010, Acme Analytical Laboratories S.A. (Acme) in Santiago, Chile, was selected as the primary assay laboratory. Since 2012, SGS has prepared samples at its on-site sample preparation facility and the samples have been analyzed at the SGS laboratory in San Juan.

The drill core, field duplicates, and reject material are stored at very well organized and secure locations on site and in San Juan. The 250 g pulps are placed in small plastic screw-top containers and stored in 45 gal drums.

Veladero’s standard assay protocol for drill samples and rock chips involves initial assaying for gold by fire assay fusion of a 50 g pulp and analysis by atomic absorption (AA). Results are reported in ppm, with a lower detection limit of 0.005 ppm Au. For silver, 4-acid (“total”)

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digestion of a 1 g pulp is accomplished, followed by AA analysis. Results are reported in ppm, with a lower detection limit of 0.10 ppm Ag.

Any samples reporting initial results greater than 3 ppm Au or 50 ppm Ag are re-analyzed for the overlimit element using 50 g fire assay fusion and a gravimetric finish. The detection limits for gravimetric fire assays are 0.1 ppm for gold and 0.35 ppm for silver.

Ten-element geochemical analyses are made of composited drill samples, with 10 g of sample pulp composited from each of five one-metre drill samples. The pulp composite is homogenized and then analyzed for Cu, Pb, Zn, Cd, Mn, and Mo by ICP methods. Mercury is determined by cold-vapor analysis, and As, Bi, and Sb are determined by hydride generation.

Through 2003, drill samples grading greater than 0.4 ppm Au had six-hour cyanide solubility shake tests for gold and silver performed on a 20 g split of the sample pulp.

Analytical results are received from the laboratory in an electronic format and are entered directly into the acQuire database without external manipulations.

CIMM, acquired by SGS in 2012, and Bondar-Clegg (ALS Chemex) have been the project’s principal analytical laboratories. Both SGS and ALS Chemex ISO are ISO 9001:2015 accredited laboratories. Miscellaneous analytical work and check assays on drill samples have been performed by other laboratories including Alex Stewart, ALS Chemex/Geolab, Geoanalítica, SGS Lakefield, McClelland, and Verilab. All laboratories are independent of Shandong and Barrick. Since 2012, the samples have been analyzed at the SGS laboratory in San Juan.

Rock chip and drill samples are delivered by MAGSRL personnel to the on-site sample preparation facilities where SGS assumes sample custody.

The blast hole samples are prepared and assayed at the Veladero mine laboratory, which is a clean, modern, and well-equipped laboratory with a Laboratory Information Management System (LIMS) and good internal Quality Assurance/Quality Control (QA/QC) and reporting procedures. The blast hole samples are crushed to 90% -10 mesh and pulverized to 95% -200 mesh. The samples are analyzed for gold by fire assay fusion of a 40 g pulp and analysis by AA. For silver, four-acid (“total”) digestion of a 1 g pulp is accomplished, followed by AA

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analysis. Any samples reporting initial results greater than 4 ppm Au or 100 ppm Ag are reanalyzed for the overlimit element using a gravimetric finish.

Based on several site visits and review of protocols and procedures at Veladero, RPA is of the opinion that the sample preparation, analytical protocols, and security measures are very good and exceed industry standard practice. Essentially all of the resource related samples have been assayed at well-known, independent and accredited laboratories.

QUALITY ASSURANCE AND QUALITY CONTROL

Veladero’s QC and QA procedures were designed in 1998 by consultant Dr. Barry Smee, and utilize field blanks to monitor contamination; pulp standards to monitor accuracy; plus field duplicates, preparation duplicates and pulp duplicates to monitor precision. Quality control samples are included with sample submittals from RC chips, drill core, and underground chip sampling.

Blanks consist of crushed barren material, and are inserted every 40th sample. If assay results for a blank sample show anomalous gold or silver, the lab re-assays all samples for the batch containing that blank. One in 30 samples is a duplicate, which is inserted at varied frequency so that it is blind to the laboratory. If duplicate results do not agree within acceptable limits (usually ±20%), all samples in that batch are re-run.

Six internal reference standard pulps prepared from Veladero material cover a range of grades and are used to monitor laboratory accuracy. As with duplicates, if the laboratory’s result for a standard falls outside of established control limits, all samples from that batch are re-assayed. Standard pulps are submitted at a frequency of one in every 30 samples.

One in every 20 crushed samples is checked for granulometry to assure 90% passing 10 mesh, and one in 20 pulps is also checked to meet the standard of 95% passing 150 mesh.

Ten percent of all samples analyzed at the primary laboratory (Bondar-Clegg/ALS Chemex) are re-assayed at a second laboratory during or following a drill campaign, as an independent check on accuracy of the primary laboratory.

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In 2006, implementation of standardized QA/QC procedures for exploration and production samples commenced, which included the regular insertion of in-house standards, blanks, field duplicates, reject duplicates, and pulp replicates. Target insertion rates are approximately five percent for standards, two percent for blanks, and five percent for a combination of field, reject, and pulp duplicates. In addition, approximately five percent of the pulps are sent to external laboratories and sieve tests are also carried out on a regular basis. The current insertion rates at Veladero for exploration samples are approximately four percent each for standards, blanks, and duplicates, and five percent for external check assays. The current insertion rate for blast hole samples is one standard, one blank, and two duplicates (field, reject, and pulp) in each batch of 30 samples.

A detailed quality control report is prepared at least annually, or after each major sampling program is completed. This report includes control charts and discussions of QC results for the current reporting period.

Barry Smee completed annual QA/QC audits of Veladero’s sampling and assaying from 1998 through 2002. During 2003 the Veladero database was reviewed in conjunction with resource and reserve audits completed by Resource Evaluation Inc. and by Micon International Ltd., respectively.

The overall sampling and analytical precision for the exploration samples is approximately 10% at the 0.5 g/t Au concentration (Smee, 2001 and 2002). This is very good for a gold deposit and suggests that most of the gold is very fine grained and homogeneously distributed. The standards and external check assay data reveal no significant analytical biases for the resource related samples.

The Veladero mine laboratory has been in operation since November 2004. All of the blast hole samples are assayed at the mine laboratory, which has its own QA/QC program. A review of the laboratory by Lynda Bloom of Analytical Solutions Ltd. (ASL) in June 2005 found that it was a well-designed facility with sample preparation, analytical and QC procedures properly implemented (ASL, 2005). Procedures were well-documented and were standard industry practice for gold analyses. The highlights of the laboratory review included:

1.	A LIMS that provides state-of-the-art information control.

2.	Bar-coding for samples to improve tracking and minimize sample mix-ups.

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3.	A strong emphasis on assay QC.

4.	The laboratory scored 93% on the ASL laboratory audit form, which is a favourable high score.

ASL reviewed the mine laboratory again in December 2006. Accuracy, precision, and other minor problems with the mine laboratory were recognized by Barrick personnel in 2006 and confirmed by Harwardt (2006) and ASL (2006). Barrick implemented a number of procedural changes in 2006 and the mine laboratory assays generally improved in 2007.

The QA/QC protocols and results were also reviewed by Scott Wilson RPA in 2007 (Scott Wilson RPA, 2008). The mine laboratory internal reference standard results provided to Scott Wilson RPA for 2007 indicated that the mine laboratory gold assays were accurate and generally unbiased. The acQuire database manager produces monthly and quarterly QA/QC reports. A quick visual review of the mine laboratory control charts from 2011 to 2017 by RPA revealed no significant problems.

RPA is of the opinion that the QA/QC practices at Veladero for exploration and production samples are acceptable and exceed industry standards.

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12 DATA VERIFICATION

The Veladero resource database is regularly validated by MAGSRL staff using data validation modules of Vulcan and Gemcom software programs to identify any inconsistencies or logical errors in the data. Mine staff also visually check the drill hole data on-screen on a regular basis. Outside auditors perform spot checks on the electronic database, sample submittal documents, QA/QC records, signed analytical certificates, drill logs, and other geologic records to identify errors, inconsistencies, or statistical anomalies.

As part of his annual audits of the Veladero sampling and QA/QC program, Dr. Barry Smee performed a spot check of data in the electronic database and the signed analytical certificates, and did not find any discrepancies. He also checked sample tag numbers in the original sample books and found good correlation with sample numbers listed in the electronic database.

Smee (2001) states that a random selection of 18 Bondar Clegg assay certificates representing approximately 1,000 samples, or 1.5%, of the total 2000 and 2001 samples was compared to the master database values. No differences or errors were noticed between the two data sets.

During the 2003 resource audit, Resource Evaluation Inc. (REI) checked 5% of the Veladero assay intervals, comparing assay certificates with the electronic database, and found an error incidence of less than 0.5%, which is acceptable. REI did find an overall truncation of the third decimal place reported on some gold assays in the electronic database; this introduced a very slight degree of conservatism, less than one percent, into the raw assay data. This problem was related to incorrect export-import settings and not the master database. This problem was corrected and the entire database was re-checked according to Barrick (2005), specifically seeking any other errors in data formatting. No additional problems were found.

In 2007, RPA checked the electronic copies of the drill logs, assay certificates, and downhole survey data for holes DDH073 and RC628 drilled in 2005, RC660 drilled in 2006, and RC738 drilled in 2007 with the master database, and found essentially no errors. Only one minor data entry number reversal, related to the second and third decimals of the northing coordinate for hole DDH073, was found. RPA also used a number of Access queries, the Gemcom database

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validation routine, and visual checks and found essentially no database validation problems, which is remarkable considering the database size.

AcQuire software has been used for blast hole data management since 2004. In July 2011, the exploration data was migrated to AcQuire. An electronic comparison confirmed no differences with the previous master database in MS Access. In addition, all of the collar coordinates for holes drilled since 2005 were verified by the mine surveyor (Vildozo, 2011) and the assays in 32 drill holes drilled from 1995 to 2004 were checked against the assay certificates and no errors were found (Berbe, 2011).

In June 2016, RPA used assay certificates to carry out spot checks on the assay data in AcQuire and found no errors.

RPA is of the opinion that the drill hole database is acceptable to support resource and reserve estimation work.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTWORK

The original metallurgical testing to support the feasibility study was completed by McClelland Laboratories Inc. (MLI) in Reno, Nevada, USA. Bottle roll, column leach, and agitated leach tests were performed on reverse circulation and diamond drill hole exploration samples from surface drilling and UG drilling from exploration adits in Amable, Filo Federico and Cuatro Esquinas zones in order to select the process to be used at Veladero and estimate operating costs and metal recovery.

During operation of the Veladero Mine, frequent samples have been taken of ore being placed on the leach pad and tested to confirm that the recovery has not changed over time. Bottle roll tests are conducted for 96 hours and column tests run for 30 days. Over time, the tests have shown excellent correlations with the recovery curves from the 60 day leach cycle on the heap leach pad. Metallurgical characteristics vary with gold grade, ore type, and whether the ore is crushed (CRUSH) or run-of-mine (ROM). The Type 2 ore is characterized by an increase in the proportion of finely disseminated gold within silica, and a predominance of fine grained acanthite (silver sulphide) within silica that limits the recovery of gold and silver relative to Type 1 ore. Consequently, recovery is lower for Type 2 ore. The recovery equations currently used at Veladero are summarized in Table 13-1. The Amable and Argenta pits are mined out, so the associated recovery equations have not been included.

The metallurgical domains are shown in Section 14, Figure 14-5.

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TABLE 13-1    AVERAGE GOLD RECOVERY FORMULAE

Minera Argentina Gold SRL – Veladero Mine

Ore Type	Au Grade (g/t)	Recovery Formula (%)
Federico Filo Type 1 (CRUSH)	Au ≤ 0.3	60
	0.3 ≤ 0.5	38.4 * Au(g/t) + 55
	0.5 ≤ 1.6	2.4 * Au(g/t) + 77
	1.6 ≤ 2.0	10.0 * Au(g/t) + 65
	2.0 ≤ Au < 3.0	2.0 * Au(g/t) + 81
	3.0 ≤ Au	87
Federico Filo Type 2 (CRUSH)	Au ≤ 0.5	40
	0.5 ≤ Au < 1.0	4.0 * Au(g/t) + 38
	1.0 ≤ Au < 3.0	14 * Au(g/t) + 28
	3.0 ≤ Au	70
Federico Filo Type 1 (ROM)		60
Federico Filo Type 2 (ROM)		60% of estimated crushed ore recovery

Silver recovery is estimated to be 10.6% for Filo Federico Type 1 and Type 2 CRUSH ores; ROM ore silver recovery is assumed to be zero for both Type 1 and Type 2.

RPA evaluated production for 2016 and 2017. A summary of the evaluation is provided in Table 13-2.

Total placed ore was below budget in 2016, with a variance of -5%. This was primarily due to the temporary suspension of heap leach operations in September, as a result of a damaged pipe.

Total placed ore for 2017 was approximately 4% below budget, however, the CRUSH component was in line with budget levels.

Leach Pad gold inventory has increased from approximately 252,000 ounces in 2016 to 336,000 ounces as of December 31, 2017.

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TABLE 13-2    EVALUATION OF PRODUCTION

Minera Argentina Gold SRL – Veladero Mine

		2017			2016
	Actual	Budget	Variance	Actual	Budget	Variance
Crushing Plant and Leach Pad
CRUSH Ore (dmt)	26,515,006	26,494,525	0.08%	24,350,138	27,078,389	-10.08%
CRUSH Ore Au (g/t)	1.06	1.19	-10.44%	0.86	0.93	-7.90%
CRUSH Ore Ag (g/t)	12.8	13.8	-6.73%	11.8	11.2	4.95%
ROM Ore (dmt)	1,605,132	3,429,885	-53.20%	3,675,997	2,443,346	50.45%
ROM Ore Au (g/t)	0.33	0.36	-9.77%	0.42	0.27	55.47%
ROM Ore Ag (g/t)	8.8	7.4	18.85%	4.5	4.5	-1.64%
Total Ore Placed (dmt)	28,848,621	29,924,410	-3.60%	28,028,112	29,521,736	-5.06%
Placed contained Au (g/t)	1.02	1.09	-7.12%	0.80	0.88	-8.70%
Placed contained Ag (g/t)	12.6	13.0	-3.55%	10.8	10.6	1.40%
Placed contained Au (oz)	942,169	1,052,274	-10.46%	723,654	834,884	-13.32%
Placed Recoverable Au (oz)	725,003	800,537	-9.44%	561,328	660,755	-15.05%
Placed contained Ag (oz)	11,654,325	12,534,334	-7.02%	9,730,482	10,107,276	-3.73%
Placed Recoverable Ag (oz)	1,175,373	1,405,985	-16.40%	975,499	1,170,087	-16.63%
Merrill Crowe Plant
Feed Volume (m3)	20,270,856	24,069,925	-15.78%	23,212,257	23,393,778	-0.78%
Pregnant Solution Au Grade	1.04	1.09	-5.06%	0.76	0.91	-16.38%
Barren Solution Au Grade	0.02	0.03	-32.53%	0.04	0.03	18.61%
Refinery
Total Production Au (oz)	641,103	820,542	-21.87%	544,155	683,924	-20.44%
Total Production Ag (oz)	835,863	1,556,468	-46.30%	1,526,825	1,162,755	31.31%
Leach Pad Inventory
Au (oz)	336,310			252,410
Recovery
Gold	77.0%			77.6%
Silver	11.3%			11.3%
Mercury
Production(kg)	54,469			134,186
Sales(kg)	56,973			0

Note: numbers may not add due to rounding.

Table 13-3 sets out actual production over the last five years, showing the general consistency in production figures. The operation has done well to maintain its consistent output.

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TABLE 13-3    EVALUATION OF PRODUCTION

Minera Argentina Gold SRL – Veladero Mine

	2017	2016	2015	2014	2013
	Actual	Actual	Actual	Actual	Actual
Crushing Plant and Leach Pad
CRUSH Ore (dmt)	26,515,006	24,350,138	26,647,530	27,526,320	26,768,425
CRUSH Ore Au (g/t)	1.06	0.86	0.84	1.03	0.98
CRUSH Ore Ag (g/t)	12.8	11.8	21.4	11.9	14.3
ROM Ore (dmt)	1,605,132	3,675,997	1,737,410	1,973,424	2,317,912
ROM Ore Au (g/t)	0.33	0.42	0.51	0.48	0.39
ROM Ore Ag (g/t)	8.8	4.5	17.1	8.6	5.4
Total Ore Placed (dmt)	28,848,621	28,028,112	28,384,940	29,499,744	29,086,337
Placed contained Au (g/t)	1.02	0.80	0.82	1.00	0.94
Placed contained Ag (g/t)	12.6	10.8	21.2	11.6	13.6
Placed contained Au (oz)	942,169	723,654	751,918	945,655	876,133
Placed recoverable Au (oz)	725,003	561,328	588,241	739,923	671,344
Placed contained Ag (oz)	11,654,325	9,730,482	19,306,826	11,043,980	12,675,229
Placed recoverable Ag (oz)	1,175,373	975,499	1,952,082	1,032,986	950,882
Merrill Crowe Plant
Feed Volume (m3)	20,270,856	23,212,257	23,978,817	23,070,823	20,962,562
Pregnant Solution Au Grade	1.04	0.76	0.79	1.00	1.33
Barren Solution Au Grade	0.02	0.04	0.02	0.04	0.03
Refinery
Total Production Au (oz)	641,103	544,155	601,444	722,418	640,697
Total Production Ag (oz)	835,863	1,526,825	1,340,585	1,391,715	2,466,064
Leach Pad Inventory
Au (oz)	336,310	252,410	235,236	248,439	230,935
Recovery
Gold	77.0%	77.6%	73.3%	72.8%	72.3%
Silver	11.3%	11.3%	12.4%	13.6%	13.7%
Mercury
Production(kg)	54,469	134,186	59,481	52,292	55,125
Sales(kg)	56,973	0	0	0	0

Note: numbers may not add due to rounding.

RPA is not aware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

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TRANSITION PERIOD METAL RECOVERY

Subsequent to the completion of the December 31, 2017 Mineral Reserve estimate and as part of continuing Life-of-Mine (LOM) improvements, MAGSRL assessed the continued leaching of stacked ore for an additional four years through 2028 (the Transition Period), after the completion of new ore mining in 2024. This residual leach would be designed to recover gold not yet thoroughly leached or flushed from the VLF, and is common practice for heap leach operations.

Based on testwork and reconciliation work completed by MAGSRL as well as independent consultants, there is potential to recover an additional approximately 0.5 Moz of gold and 1.2 Moz of silver during the Transition Period from the cumulative LOM ore placed in the VLF.

In RPA’s opinion, there is reasonable potential to achieve the Transition Period production. The Transition Period production is not included in the current Mineral Reserve estimate.

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

Table 14-1 summarizes open pit Mineral Resources exclusive of Mineral Reserves as of December 31, 2017, based on a gold price of US$1,500/oz and a silver price of US$20.50/oz, and a US$:ARG exchange rate of 1.0:20.0. The current Measured and Indicated Mineral Resources exclusive of the Mineral Reserves total approximately 140.1 Mt averaging 0.57 g/t Au and 12.1 g/t Ag and contain approximately 2.55 Moz of gold and 54.49 Moz of silver. In addition, the current Inferred Mineral Resources total approximately 67 Mt averaging 0.43 g/t Au and 11.0 g/t Ag and contain approximately 0.9 Moz of gold and 24 Moz of silver.

TABLE 14-1    MINERAL RESOURCES EXCLUSIVE OF RESERVES –

DECEMBER 31, 2017

Minera Argentina Gold SRL – Veladero Mine

	Tonnes	Gold	Silver	Contained	Contained
Category		Grade	Grade	Gold	Silver
	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)
Measured	6.6	0.48	8.9	0.1	1.91
Indicated	133.5	0.57	12.2	2.45	52.57
Total Measured and Indicated	140.1	0.57	12.1	2.55	54.49

Inferred	67	0.43	11.0	0.93	23.7

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated as of December 31, 2017 using a gold price of US$1,500 per ounce, a silver price of US$20.50 per ounce, and a US$:ARG exchange rate of 1.00:20.0.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.

Mineral Resources are estimated at economic cut-off values that vary by material type and are approximately equivalent to 0.14 g/t Au for Type 1 mineralization and 0.26 g/t Au for Type 2 mineralization.

5.	Mineral Resources are constrained by a Whittle pit shell.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Numbers may not add due to rounding.

Silver recoveries are very low at Veladero due to a predominance of fine grained acanthite (silver sulphide), so silver is not considered for the resource and reserve cut-off grades. The cut-off grade estimates vary by material type and pit. There are no reserves and resources remaining at Amable and Argenta because these areas have been mined out. The Amable pit is currently being backfilled with waste rock. Most of the remaining resources are from Filo Federico Type 1 material. The ROM material is blasted material that is trucked directly to the VLF and the CRUSH material passes through the two stage crushing circuit first.

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The resource estimate economic cut-off values are equivalent to gold cut-off grades of approximately 0.14 g/t for Type 1 mineralization and 0.26 g/t for Type 2 mineralization.

The resource model was prepared in December 2017, using all of the drill holes available up to February 2017, by MAGSRL Resource Geologist Sebastian Juarez under the supervision of Barrick Senior Manager Reserves and Resources, Benjamin Sanfurgo.

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and the resource model is reasonable and acceptable to support the December 31, 2017 Mineral Resource and Mineral Reserve estimates.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other modifying factors that could materially affect the Mineral Resource and Mineral Reserve estimates as of the date of this report, other than production depletion as set forth in the LOM production schedule.

GEOLOGICAL MODELS

The Veladero geology department has developed a very good understanding of the Veladero geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for lithology, alteration, sub-zones, and structural domains were built using Leapfrog and Vulcan software. The main faults have also been modelled for the current resource and a detailed 3D structural model has been incorporated into the 2017 resource model.

Interpretations were made by mine geology personnel on 50 m cross sections looking east-west for the lithology model and on 25 m cross sections looking east-west for the alteration model. Lines and control points based on the exploration drill holes, blast holes, and pit mapping were used in Leapfrog to create 3D geological wireframes.

The wireframes built for the main lithological, alteration, and sub-zone domains are listed in Tables 14-2, 14-3, and 14-4, respectively. These wireframes were used to assign codes to the block model.

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TABLE 14-2    LITHOLOGY CODES

Minera Argentina Gold SRL – Veladero Mine

Code	Description
1	Stratified Pyroclastic Rocks and Epiclastic Sediments (B1)
2	Non-stratified Heterolithic Phreatomagmatic Intrusion Breccias (B2)
3	Felsic Crystal - Lithic Tuffs (Dacites-Rhyolites) (FCLT)
4	Feldspar Porphyry Intrusions and Domes (FP)
5	Mafic Crystal - Lithic Tuffs (MCLT)
6	Fine-grained Equigranular Diorite (DIF)
7	No Code
8	Colluvium (Co)

TABLE 14-3    ALTERATION CODES

Minera Argentina Gold SRL – Veladero Mine

Code	Description
1	Silica (Si)
2	Silica-alunite (QAL)
3	Alunite-silica (ALQ)
4	Quartz-illite (QILL)
5	Argillite (Arg)
6	Propylitic (PP)
7	Steam Heat (StHt)
71	Weak Steam Heat (WStHt)
8	Colluvium (Co)
9	Vuggy silica (SR)
10	Opaline silica (OS)

TABLE 14-4    SUB-ZONE CODES

Minera Argentina Gold SRL – Veladero Mine

Code	Description
1	Filo Norte (FN)
2	Filo Mario (FM)
3	Filo Federico (FF)
4	Cuatro Esquinas (CE)
5	593
6	Amable (AM)
7	Este (E)
8	Agostina Sur (AS)
9	Agostina (AG)
10	Amable Este (AME)

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Veladero has two main zones, Filo Federico (sub-zones 1, 2, 3, and 4) and Amable (sub-zones 5, 6, 7, 8, 9, and 10). The lithological, alteration, and sub-zone models are shown in Figures 14-1, 14-2, and 14-3, respectively.

The deposit has been divided into eight structural domains that are used to improve the local search ellipsoid orientations (Figure 14-4).

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1000 metres
N
6,753,000 N
6,752,000 N
6,751,000 N
6,750,000 N
6,749,000 N
2,406,000 E
2,407,000 E
2,408,000 E
FCLT
FP
B2
Dif
FCLT
Co
FCLT
B1
MCLT
MCLT
FP
FCLT

Lithology:

B1	*Stratified Pyroclastic Rocks and Epiclastic Sediments*
B2	*Non-stratified Heterolithic Phreatomagmatic Intrusion Breccias*
FCLT	*Felsic Crystal - Lithic Tuffs (Dacite-Rhyolites)*
FP	*Feldspar Porphyry Intrusions and Domes*
MCLT	*Mafic Crystal - Lithic Tuffs*
DIF	*Fine-grained Equigranular Diorite*
Co	*Colluvium*

Figure 14-1

Barrick Gold Corporation

Veladero Mine
Argentina
Lithological Domains

February 2018 **Source: MAGSRL, 2017.**

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1000 metres
N
6,753,000 N
6,752,000 N
6,751,000 N
6,750,000 N
6,749,000 N
2,406,000 E
2,407,000 E
2,408,000 E
2,409,000 E
StHt
Strong
SR
Si
QILL
StHt
Weak
PP
QAL
ALQ
Arg

Figure 14-2

Alteration:

Si	*Silica*	Arg	*Argillite*
QAL	*Silica-alunite*	PP	*Propylitic*
ALQ	*Alunite-silica*	StHt	*Steam Heat*
QILL	*Quartz-illite*	SR	*Vuggy silica*

Barrick Gold Corporation

Veladero Mine

Argentina

Alteration Domains

February 2018

Source: MAGSRL, 2017.

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6,754,000 N
6,753,000 N
6,752,000 N
6,751,000 N
6,749,000 N
Filo Norte
Filo Mario
Filo Federico
Cuatro Esquinas
593
Este
Agostina
Amable
Amable Este
Agostina Sur
2,405,000E
2,406,000E
2,407,000E
2,408,000E
2,409,000E
2,410,000E
0 250 500 750 1000
Metres

Figure 14-3

Barrick Gold Corporation

Veladero Mine

Argentina

Sub-Zone Domains

February 2018

Source: RPA, 2015.

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6,754,000 N
6,753,000 N
6,752,000 N
6,751,000 N
6,750,000 N
6,749,000 N
2,405,000 E
2,406,000 E
2,407,000 E
2,408,000 E
2,409,000 E
N
Dominio 1
Dominio 2
Dominio 3
Dominio 4
Dominio 5
Dominio 6
Dominio 7
Dominio 8
2000 Metres

Figure 14-4

Barrick Gold Corporation

Veladero Mine

Argentina

Structural Domains

February 2018

Source: MAGSRL, 2017.

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GEOLOGICAL DOMAINS

The main mineralization controls are the alteration and sub-zone domains. The mineralization typically cross-cuts the interpreted lithological boundaries, except for colluvium and steam heat. The steam heat and opaline silica are mostly a barren post-mineralization alteration overprint. The base of the colluvium is mostly barren, however, it can host some mineralized fragments that are of economic interest locally.

The alteration codes are grouped into four simplified alteration domains which are listed below:

1.	Silicification-Advanced Argillic Domain (Alteration codes 1 to 3, and 9)

2.	Argillic Propylitic Domain (Alteration codes 4 to 6)

3.	Steam Heat and Opaline Silica (Alteration codes 7 and 10)

4.	Colluvium (Lithology code 8)

The distinction between silica-alunite and alunite-silica alteration has no impact on grade interpolation, but has a significant impact on pit slope angles. The weak steam heat alteration domain was added in 2015 for geotechnical reasons.

In order of decreasing importance, silicification, quartz-alunite, and alunite-quartz are the key alteration types associated with the mineralization. Based on the drill hole database alteration codes, approximately 76% of the total metres drilled are situated in the silicification-advanced argillic domain, approximately 4% are situated in the argillic propylitic domain, approximately 1% are located in the steam heat domain, 7% are in colluvium, and approximately 11% have no alteration codes available.

GRADE DOMAINS

The drill hole and blast hole data are used to build 3D envelopes at 0.2 g/t Au and 25 g/t Ag from five metre bench contours. A separate lower grade indicator envelope was created based on blocks with a greater than 50% probability of grading over 0.1 g/t Au because the lowest cut-off grade in the past was lower than the 0.2 g/t Au envelope. In addition, a separate higher grade indicator envelope was created based on blocks with a greater than 50% probability of grading over 0.6 g/t Au. This resulted in four grade domains (Figure 14-5) and they were used to assign codes to the block model (Table 14-5).

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TABLE 14-5    GRADE DOMAIN CODES

Minera Argentina Gold SRL – Veladero Mine

Code	Description
0	Barren (<0.1 g/t Au)
1	Low Grade (0.1 to 0.2 g/t Au)
2	Medium Grade (0.2 to 0.6 g/t Au)
3	High Grade (>0.6 g/t Au)

The High Grade domain was treated as a hard boundary whereby only composites located in the High Grade domain were used to interpolate blocks situated in the High Grade domain. The Medium Grade domain blocks were interpolated using a semi-soft boundary whereby the composites from the High Grade and Medium Grade domains were allowed to target Medium Grade domain blocks. The Low Grade domain blocks were interpolated using a number of boundary conditions ranging from soft to hard. The composite selection boundaries are specified in a subsequent table. MAGSRL continues to investigate and implement changes to the interpolation parameters and boundary conditions to further improve the reconciliation results.

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N
6753000 N
6752000 N
6751000 N
6750000 N
2406000 E
2407000 E
2408000 E
409000 E
2017 Surface
FILO FEDERICO
Resources Shell
Reserve Pit Design
AMABLE
0 250 500 750 1000
Metres
Legend:
Barren (< 0.1 g/t Au, ID_Au = 0)
Low (0.1 to 0.2 g/t Au, ID_Au = 1)
Medium (0.2 to 0.6 g/t Au, ID_Au = 2)
High (0.6 g/t Au, ID_Au = 3)

Figure 14-5

Barrick Gold Corporation

Veladero Mine
Argentina
Grade Domains (Level 4175)

February 2018

Source: MAGSRL, 2017.

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METALLURGICAL DOMAINS

The metallurgical recoveries model was updated in November 2008. It is based on bottle roll tests realized by MLI laboratory and internal tests at Veladero for Filo Federico Type 1 material. All other metallurgical types maintain the 2002 metallurgical recovery model. Metallurgical recoveries vary with gold grade and metallurgical type (Section 13, Table 13-1). Silver recovery is very low and estimated to be 6.5% for Filo Federico Type 1 and Type 2 mineralization and 9.0% for Amable Type 1 and Type 2 mineralization. Metallurgical characteristics depend on mineralogy. In particular, Type 2 is characterized by an increase in the proportion of finely disseminated gold within silica, and a predominance of fine grained acanthite (silver sulphide) within silica that limits the recovery of gold and silver relative to Type 1 ore. Consequently, recovery is lower for Type 2 mineralization. Figure 14-6 shows the spatial distribution for Type 2 mineralization at Filo Federico.

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Block Model Outline
N
6753000 N
6752000 N
6751000 N
6750000 N
2406000 E
2407000 E
Type 2
Federico Pit
FEDERICO
Type 2
CUATRO ESQUINAS
Reserve Pit
Design
Type 2
0
250
500
750
1000
Metres

Figure 14-6

Barrick Gold Corporation

Veladero Mine
Argentina
Type 2 Metallurgical Domain

February 2018

Source: MAGSRL, 2017.

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DENSITY DATA

Tonnage factors are assigned based on the main alteration units (Table 14-6). All blocks in the silicified alteration domain are assigned a tonnage factor of 2.47 t/m³. All blocks in the silica-alunite and alunite-silica domains are assigned a tonnage factor of 2.36 t/m³. The tonnage factor for these alteration domains is lower because of the higher clay and vuggy silica content. All of the blocks related to the weaker alteration domains are assigned 2.45 t/m³. The steam-heated alteration blocks are assigned 2.10 t/m³ and the colluvium blocks are assigned 2.00 t/m³.

TABLE 14-6    TONNAGE FACTORS

Minera Argentina Gold SRL – Veladero Mine

Alteration Type	Main Model (t/m³)
Silicification	2.47
Silica-alunite/Alunite-silica	2.36
Quartz-illite	2.45
Argillite	2.45
Propylitic	2.45
Steam Heat	2.10
Colluvium	2.00

The tonnage factors are based on over one thousand density tests available up to the end of 2009. RPA is of the opinion that the current tonnage factors are reasonable.

CUT-OFF GRADES

The resource economic cut-off values are based on a US$1,500/oz gold price and the cost, recovery, and other parameters discussed in Section 15 Mineral Reserves. The cut-off grade (COG) estimates vary by material type and pit. Most of the resources are from Filo Federico Type 1 material. The ROM material is blasted material that is trucked directly to VLF and the CRUSH material passes through the two stage crushing circuit first. The resource and reserve COG estimate details for Filo Federico are very well documented in Romeu (2017).

The resource estimate gold COGs for Filo Federico are equivalent to approximately 0.14 g/t and 0.50 g/t for Type 1 ROM and CRUSH material, respectively, and approximately 0.36 g/t and 0.26 g/t for Type 2 ROM and CRUSH material, respectively. The Type 2 COG for CRUSH

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material is lower than that for ROM material because the gold recoveries are higher for the CRUSH material. RPA is of the opinion that the resource COGs are estimated according to standard industry practice.

ASSAY STATISTICS

The assay statistics for gold are summarized in Table 14-7 and shown as boxplots in Figure 14-7. The statistics for Filo Federico (Norte) and Amable (Sur) are grouped by alteration types. The gold assays for 354,594 m of drilling with grades greater than 0.0001 g/t average 0.38 g/t, have a standard deviation (SD) of 2.54, and have a very high coefficient of variation (CV) equal to 6.63.

TABLE 14-7    GOLD (G/T) ASSAY STATISTICS

Minera Argentina Gold SRL – Veladero Mine

	Alteration Raw Data Au					Gold Grade (g/t)
	>0.0001 g/t
Description	Code	Metres	% Metres	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
All zones		354,594		0.38	2.54	0.001	0.01	0.05	0.23	664.00	6.63
F_SIL	1	167,376	47.20%	0.44	2.03	0.001	0.03	0.11	0.38	363.00	4.63
F_SIAL	2	6,387	1.80%	0.15	0.83	0.001	0.01	0.03	0.07	34.06	5.45
F_ ALSI	3	3,081	0.87%	0.10	0.40	0.001	0.01	0.03	0.06	10.22	4.08
F_QILL	4	901	0.25%	0.11	0.24	0.001	0.01	0.02	0.09	2.48	2.14
F_ARG	5	1,859	0.52%	0.03	0.10	0.001	0.00	0.01	0.02	1.97	3.24
F_PROP	6	402	0.11%	0.02	0.10	0.001	0.00	0.01	0.01	1.95	6.18
F_STH	7	2,547	0.72%	0.03	0.06	0.001	0.01	0.01	0.03	1.81	2.11
COL	8	23,271	6.56%	0.05	0.40	0.001	0.01	0.02	0.04	39.86	7.58
F_SR	9	2,616	0.74%	0.54	1.28	0.003	0.06	0.21	0.56	33.70	2.39
OP	10	797	0.22%	0.02	0.07	0.002	0.00	0.01	0.01	1.68	4.20
A_SIL	11	19,275	5.44%	1.23	5.59	0.002	0.02	0.09	0.92	476.00	4.53
A_SIAL	12	20,779	5.86%	0.40	1.18	0.002	0.03	0.09	0.32	35.97	2.95
A_ALSI	13	22,958	6.47%	0.38	1.86	0.002	0.02	0.08	0.29	179.50	4.97
A_QILL	14	1,474	0.42%	0.05	0.12	0.002	0.01	0.02	0.04	1.71	2.57
A_ARG	15	6,926	1.95%	0.02	0.06	0.002	0.00	0.01	0.02	2.35	2.84
A_PROP	16	2,853	0.80%	0.02	0.04	0.002	0.00	0.01	0.01	0.82	2.69
A_STH	17	63	0.02%	0.03	0.02	0.003	0.02	0.02	0.04	0.11	0.75
A_SR	19	2,869	0.81%	3.89	16.43	0.002	0.71	0.71	3.36	664.00	4.23
NO Data	99	68,161	19.22%	0.09	0.69	0.001	0.00	0.00	0.04	66.10	8.12

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FIGURE 14-7    ASSAY STATISTICS BOX PLOT

CAPPING OF HIGH GRADE VALUES

High assays are capped prior to compositing. The main capping levels are 35 g/t Au and 250 g/t Ag for silica alteration at Filo Federico. High assays in the quartz-alunite and alunite-quartz alteration at Filo Federico are capped to 6.0 g/t Au and 2.5 g/t Au, respectively. Lower capping levels, in the 0.05 g/t Au to 1.0 g/t Au range, are applied to a very small proportion of the assays located in the weaker intensity alteration domains. A 2.0 g/t Au capping level is applied to high assays in the colluvium (Table 14-8).

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TABLE 14-8    GOLD CAPPING LEVELS

Minera Argentina Gold SRL – Veladero Mine

Description	Code	Metres	% Metres	Capping	CV capped	GT lost	Percentile
All zones		354,594	100%	35.00	3.50	4.5%	99.97%
F_SIL	1	167,376	47.2%	35.00	2.87	2.9%	99.97%
F_SIAL	2	6,387	1.8%	6.00	3.22	11.1%	99.72%
F_ ALSI	3	3,081	0.9%	2.50	2.49	10.3%	99.64%
F_QILL	4	901	0.3%	1.00	1.73	6.2%	99.04%
F_ARG	5	1,859	0.5%	0.50	2.09	10.2%	99.18%
F_PROP	6	402	0.1%	0.20	1.42	35.4%	99.25%
F_STH	7	2,547	0.7%	0.20	1.25	8.2%	98.70%
COL	8	23,271	6.6%	2.00	2.38	15.7%	99.77%
F_SR	9	2,616	0.7%	6.00	1.54	6.4%	99.24%
OP	10	797	0.2%	0.05	0.77	27.4%	97.11%
A_SIL	11	19,275	5.4%	35.00	2.49	7.2%	99.80%
A_SIAL	12	20,779	5.9%	25.00	2.81	0.6%	99.97%
A_ALSI	13	22,958	6.5%	25.00	2.89	4.5%	99.95%
A_QILL	14	1,474	0.4%	0.50	1.67	9.3%	99.05%
A_ARG	15	6,926	2.0%	0.50	2.07	3.4%	99.87%
A_PROP	16	2,853	0.8%	0.20	1.76	10.6%	98.91%
A_STH	17	63	0.0%	0.10	0.72	0.9%	97.40%
A_SR	19	2,869	0.8%	35.00	1.35	16.3%	99.27%
NO Data	99	68,161	19.2%	2.00	2.62	23.9%	98.78%

The capping levels are primarily based on examining statistics, histograms, and log probability plots of the assays for each alteration domain at the Filo Federico and Amable zones. The GT products are used to estimate the approximate metal loss for each capping level. Some of the GT values are very high but they are mostly related to barren, low grade, and small alteration domains. Overall, the current gold capping levels reduce the contained gold at Filo Federico by approximately three percent.

In addition to capping high assays, the influence of composites with values greater or equal to 3 g/t Au, located in the High Grade domain, are restricted using a 35 m by 25 m by 15 m search ellipsoid.

RPA concurs with the new capping levels selected by Veladero. The new 2017 levels are the same as the 2015 levels except for the 70 g/t Au capping level for silica alteration at Filo Federico was decreased to 35 g/t Au.

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COMPOSITES

Drill hole sample data were composited into five metre lengths starting at the drill hole collars and resetting at the base of the colluvium.

The composite file has an additional length field to track the actual length of each composite that is supported by sample data. The grade interpolation used length weighted composites to help reduce the influence of shorter composites.

The composite statistics for each alteration domain within each zone are summarized in Table 14-9 and shown as boxplots in Figure 14-8.

TABLE 14-9    GOLD COMPOSITE STATISTICS

Minera Argentina Gold SRL – Veladero Mine

Description	Metres	%	Mean	Std.dev	Min	Max	CV
		Metres	(g/t)	(g/t)	(g/t)	(g/t)

All zones	329,274	100%	0.40	1.30	0.001	35.00	3.24
F_SIL	171,214	52.0%	0.45	1.23	0.001	35.00	2.72
F_SIAL	6,546	2.0%	0.13	0.43	0.001	5.69	3.28
F_AlSI	3,091	0.9%	0.09	0.20	0.001	1.93	2.19
F_QILL	897	0.3%	0.11	0.18	0.002	0.97	1.70
F_ARG	1,934	0.6%	0.03	0.05	0.001	0.39	1.94
PROP	395	0.1%	0.01	0.01	0.002	0.10	1.38
F_STH	2,590	0.8%	0.03	0.03	0.002	0.20	1.19
COL	23,635	7.2%	0.04	0.11	0.001	2.00	2.49
F_SR	2,709	0.8%	0.57	0.88	0.002	5.99	1.53
OP	805	0.2%	0.01	0.01	0.002	0.06	0.94
A_SIL	19,549	5.9%	1.14	2.68	0.002	34.13	2.35
A_SIAL	22,148	6.7%	0.41	1.01	0.002	19.80	2.49
A_AlSI	23,436	7.1%	0.36	0.93	0.002	17.96	2.57
A_QILL	1,485	0.5%	0.05	0.10	0.002	1.33	2.24
A_ARG	6,956	2.1%	0.02	0.04	0.002	0.51	1.95
A_PROP	2,861	0.9%	0.01	0.02	0.002	0.20	1.71
A_STH	74	0.0%	0.02	0.01	0.004	0.04	0.39
A_SR	2,919	0.9%	3.39	4.56	0.004	32.22	1.35
NO Data	36,030	10.9%	0.02	0.08	0.001	1.85	3.17

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FIGURE 14-8    GOLD COMPOSITE STATISTICS BY ZONE AND ALTERATION

CONTACT PLOT ANALYSIS

Contact plots were generated for gold values to explore the relationship between the grade variable when moving from one geological domain to another.

The contact plots are constructed with Vulcan software. Vulcan searches for data with a given alteration code and then for data with another specified alteration code and groups the grades according to the distance between the two points. This allows for a graphical representation of the grade trends away from a “contact.” If average grades are reasonably similar near a boundary and then diverge as distance from the contact increases, then the particular boundary should probably not be used as a grade constraint and is referred to as a “soft” boundary. If the averages are distinctly different across a boundary, then the boundary may be important in constraining the grade estimation and the boundary is referred to as “hard”. Examples of contact plots for soft and hard boundaries are shown in Figures 14-9 and 14-10, respectively.

Domains with hard boundaries were used separately and soft boundaries were combined in the multi-pass grade interpolation process.

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Contact Profile Alteration 2 vs 3
Au Cut Mean
Samples
Series1
Samples
0.600
0.500
0.400
0.300
0.200
0.100
0.000
1000
900
800
700
600
500
400
300
200
100
0
-180
-130
-80
-30
20
70
120
170

Figure 14-9

Barrick Gold Corporation

Veladero Mine

Argentina

Example of a Soft Contact Profile

February 2018

Source: MAGSRL, 2017.

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Contact Profile Alteration 1,2,3,9 vs 4,5,6
Au Cut Mean
Samples
Series1
Samples
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1600
1400
1200
1000
800
600
400
200
0
-200
-150
-100
-50
0
50
100
150
200

Figure 14-10

Barrick Gold Corporation

Veladero Mine

Argentina

Example of a Hard Contact Profile

February 2018

Source: MAGSRL, 2017.

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VARIOGRAPHY

In 2011, Veladero built omni-directional correlograms for Filo Federico, Amable, and the entire Veladero deposit using 15 m length composites greater than 0.1 g/t Au to help define resource classification criteria. The correlograms were smooth, clearly defined, and well supported by thousands of composite pairs. The range was approximately 200 m and the relative nugget effect at approximately 10% was very low for a gold deposit. The ranges at 90% and 80% of the sill were approximately 110 m and 70 m, respectively and these ranges formed the basis of the resource classification criteria at Veladero.

For the 2017 resource model, Veladero built new directional and omni-directional correlograms using the 5 m gold composites. The omni-directional correlogram based on all of the 5 m gold composites is shown in Figure 14-11. The ranges at 90% and 80% of the sill are similar to the 2011 results and are approximately 110 m and 70 m, respectively, now.

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report NI 43-101 – March 19, 2018	Page 14-22

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Veladero Au Correlogram - All Comp 5m
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Gamma(h)
50
100
150
200
250
300
350
400
Lag Distance h
(MT)
110
70
3-D Omnidirectional
Spherical model
Sample variance
Range at 70% of sample variance
Range at 80% of sample variance
Range at 90% of sample variance

Total Samples	53,045
Azimuth	0.00
Inclination	0.00
Az. Window	90.00
Dip Window	90.00
Geologic Control	
all composites	
Statistics	
Mean	0.488
Variance	2.023
70%	35mts
80%	70mts
90%	110mts
Spherical Model	
range h (mt)	variance (c[h])
0	0.15
40	0.40
105	0.13
182	0.20
270	0.12
Total Variance	1.00

Figure 14-11

Barrick Gold Corporation

Veladero Mine

Argentina

Omni-Directional Correlogram

February 2018

Source: MAGSRL, 2017.

14-23

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RESOURCE ESTIMATION METHODOLOGY

The step by step resource estimation methodology is well described by Sanfurgo and Juarez (2017). The Vulcan C shell files (estima_au17.csh, estima_ag17.csh, and estima_icp17.csh) and associated script files provide an excellent record of all the steps completed in Vulcan to build the resource block model.

The Veladero Mineral Resource model extends from 2,405,900 m to 2,408,800 m east, 6,749,496 m to 6,753,396 m north, and 3,702.5 m to 4,852.5 m in elevation. The 5 m high by 5 m by 5 m block model is populated directly from the lithology, alteration, sub-zone, structural domain, and grade envelope triangulations and a separate script is run to incorporate the grade domain codes related to the indicator grade domains.

The assays were composited into five metre lengths after capping raw assays. Composites for gold and silver were created. The composite lithology, alteration, sub-zone, structural domain, and grade domain codes are back-flagged from the block model.

Veladero used multiple pass inverse distance squared (ID²) to interpolate Au and Ag grades for all domains. Length-weighted composites are used.

The search ellipsoids for Au are mostly horizontal to sub-horizontal pancakes with dips ranging from 0° to -10° that vary for each structural zone (Table 14-10). The search orientations vary for each zone. The longest search ellipsoid radii were 110 m by 80 m by 30 m for the final pass and the shortest search distances were 2.5 m by 2.5 m by 2.5 m for the first pass box search. Blocks situated in the colluvium and steam heat plus opaline silica geology domains 3 and 4, respectively, were interpolated using two passes based on the criteria in Table 14-10. Thereafter, a three pass system was used to interpolate each of the four grade domains (3, 2, 1, and 0) in five grouped structural domains ((1, 2, 4, 5), 3, 6, 7, 8) in geology domains 1 and 2. A total of 81 interpolation runs were used to populate the gold block model.

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report NI 43-101 – March 19, 2018	Page 14-24

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TABLE 14-10 GOLD ESTIMATION PARAMETERS

Minera Argentina Gold SRL – Veladero Mine

	Composite Selection				Block Selection			Search Orientation			Search Distances			Composites
Pass Nº	Alt. Dom.	Geol. Dom.	Grade Dom.	Struct. Dom.	Alt. Dom.	Geol. Dom.	Grade Dom.	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis (m)	Semi Axis (m)	Minor Axis (m)	Min Samples per Est	Max Samples per Est	Max Sample per DH
box	All	-	All	All	All	-	-	0	0	0	2.5	2.5	2.5	1	99	1
co	8	4	Alt-8	All	8	4	-	330	0	0	30	30	30	1	3	1
sth	7,10	3	Alt-7,10	All	7,10	3	-	10	0	0	90	80	45	1	3	1
1_hm1	1,2,3,9	1	ID-3	1,2,4,5	1,2,3,9	1	0.6g/t	40	0	10	70	50	30	2	3	1
1_hm2	1,2,3,9	1	ID-3	1,2,4,5	1,2,3,9	1	0.6g/t	40	0	10	35	25	15	1	3	1
1_hm3	1,2,3,9	1	ID-3	1,2,4,5	1,2,3,9	1	0.6g/t	40	0	10	110	80	30	2	3	1
1_mg1	1,2,3,9	1	ID-3,2	1,2,4,5	1,2,3,9	1	0.2g/t	40	0	10	70	50	30	2	3	1
1_mg2	1,2,3,9	1	ID-3,2	1,2,4,5	1,2,3,9	1	0.2g/t	40	0	10	35	25	15	1	3	1
1_mg3	1,2,3,9	1	ID-3,2	1,2,4,5	1,2,3,9	1	0.2g/t	40	0	10	110	80	30	2	3	1
1_lg1	1,2,3,9	1	All	1,2,4,5	1,2,3,9	1	0.1g/t	40	0	10	70	50	30	2	3	1
1_lg2	1,2,3,9	1	All	1,2,4,5	1,2,3,9	1	0.1g/t	40	0	10	35	25	15	1	3	1
1_lg3	1,2,3,9	1	All	1,2,4,5	1,2,3,9	1	0.1g/t	40	0	10	110	80	30	2	3	1
2_hm1	4,5,6	2	ID-3	1,2,4,5	4,5,6	2	0.6g/t	40	0	10	70	50	30	2	3	1
2_hm2	4,5,6	2	ID-3	1,2,4,5	4,5,6	2	0.6g/t	40	0	10	35	25	15	1	3	1
2_hm3	4,5,6	2	ID-3	1,2,4,5	4,5,6	2	0.6g/t	40	0	10	110	80	30	2	3	1
2_mg1	4,5,6	2	ID-3,2	1,2,4,5	4,5,6	2	0.2g/t	40	0	10	70	50	30	2	3	1
2_mg2	4,5,6	2	ID-3,2	1,2,4,5	4,5,6	2	0.2g/t	40	0	10	35	25	15	1	3	1
2_mg3	4,5,6	2	ID-3,2	1,2,4,5	4,5,6	2	0.2g/t	40	0	10	110	80	30	2	3	1
2_lg1	4,5,6	2	All	1,2,4,5	4,5,6	2	0.1g/t	40	0	10	70	50	30	2	3	1
2_lg2	4,5,6	2	All	1,2,4,5	4,5,6	2	0.1g/t	40	0	10	35	25	15	1	3	1
2_lg3	4,5,6	2	All	1,2,4,5	4,5,6	2	0.1g/t	40	0	10	110	80	30	2	3	1
1_hm1	1,2,3,9	1	ID-3	3	1,2,3,9	1	0.6g/t	20	0	10	70	50	30	2	3	1
1_hm2	1,2,3,9	1	ID-3	3	1,2,3,9	1	0.6g/t	20	0	10	35	25	15	1	3	1
1_hm3	1,2,3,9	1	ID-3	3	1,2,3,9	1	0.6g/t	20	0	10	110	80	30	2	3	1
1_mg1	1,2,3,9	1	ID-3,2	3	1,2,3,9	1	0.2g/t	20	0	10	70	50	30	2	3	1
1_mg2	1,2,3,9	1	ID-3,2	3	1,2,3,9	1	0.2g/t	20	0	10	35	25	15	1	3	1
1_mg3	1,2,3,9	1	ID-3,2	3	1,2,3,9	1	0.2g/t	20	0	10	110	80	30	2	3	1

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report NI 43-101 – March 19, 2018	Page 14-25

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	Composite Selection			Block Selection				Search Orientation			Search Distances			Composites
Pass Nº	Alt. Dom.	Geol. Dom.	Grade Dom.	Struct. Dom.	Alt. Dom.	Geol. Dom.	Grade Dom.	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis (m)	Semi Axis (m)	Minor Axis (m)	Min Samples per Est	Max Samples per Est	Max Sample per DH
1_lg1	1,2,3,9	1	All	3	1,2,3,9	1	0.1g/t	20	0	10	70	50	30	2	3	1
1_lg2	1,2,3,9	1	All	3	1,2,3,9	1	0.1g/t	20	0	10	35	25	15	1	3	1
1_lg3	1,2,3,9	1	All	3	1,2,3,9	1	0.1g/t	20	0	10	110	80	30	2	3	1
2_hm1	4,5,6	2	ID-3	3	4,5,6	2	0.6g/t	20	0	10	70	50	30	2	3	1
2_hm2	4,5,6	2	ID-3	3	4,5,6	2	0.6g/t	20	0	10	35	25	15	1	3	1
2_hm3	4,5,6	2	ID-3	3	4,5,6	2	0.6g/t	20	0	10	110	80	30	2	3	1
2_mg1	4,5,6	2	ID-3,2	3	4,5,6	2	0.2g/t	20	0	10	70	50	30	2	3	1
2_mg2	4,5,6	2	ID-3,2	3	4,5,6	2	0.2g/t	20	0	10	35	25	15	1	3	1
2_mg3	4,5,6	2	ID-3,2	3	4,5,6	2	0.2g/t	20	0	10	110	80	30	2	3	1
2_lg1	4,5,6	2	All	3	4,5,6	2	0.1g/t	20	0	10	70	50	30	2	3	1
2_lg2	4,5,6	2	All	3	4,5,6	2	0.1g/t	20	0	10	35	25	15	1	3	1
2_lg3	4,5,6	2	All	3	4,5,6	2	0.1g/t	20	0	10	110	80	30	2	3	1
1_mg1	1,2,3,9	1	ID-3,2	6	1,2,3,9	1	0.2g/t	20	0	-10	70	50	30	2	3	1
1_mg2	1,2,3,9	1	ID-3,2	6	1,2,3,9	1	0.2g/t	20	0	-10	35	25	15	1	3	1
1_mg3	1,2,3,9	1	ID-3,2	6	1,2,3,9	1	0.2g/t	20	0	-10	110	80	30	2	3	1
1_lg1	1,2,3,9	1	All	6	1,2,3,9	1	0.1g/t	20	0	-10	70	50	30	2	3	1
1_lg2	1,2,3,9	1	All	6	1,2,3,9	1	0.1g/t	20	0	-10	35	25	15	1	3	1
1_lg3	1,2,3,9	1	All	6	1,2,3,9	1	0.1g/t	20	0	-10	110	80	30	2	3	1
2_mg1	4,5,6	2	ID-3,2	6	4,5,6	2	0.2g/t	20	0	-10	70	50	30	2	3	1
2_mg2	4,5,6	2	ID-3,2	6	4,5,6	2	0.2g/t	20	0	-10	35	25	15	1	3	1
2_mg3	4,5,6	2	ID-3,2	6	4,5,6	2	0.2g/t	20	0	-10	110	80	30	2	3	1
2_lg1	4,5,6	2	All	6	4,5,6	2	0.1g/t	20	0	-10	70	50	30	2	3	1
2_lg2	4,5,6	2	All	6	4,5,6	2	0.1g/t	20	0	-10	35	25	15	1	3	1
2 _lg3	4,5,6	2	All	6	4,5,6	2	0.1g/t	20	0	-10	110	80	30	2	3	1
1_mg1	1,2,3,9	1	ID-3,2	7	1,2,3,9	1	0.2g/t	10	0	0	70	50	30	2	3	1
1_mg2	1,2,3,9	1	ID-3,2	7	1,2,3,9	1	0.2g/t	10	0	0	35	25	15	1	3	1
1_mg3	1,2,3,9	1	ID-3,2	7	1,2,3,9	1	0.2g/t	10	0	0	110	80	30	2	3	1
1_lg1	1,2,3,9	1	All	7	1,2,3,9	1	0.1g/t	10	0	0	70	50	30	2	3	1
1_lg2	1,2,3,9	1	All	7	1,2,3,9	1	0.1g/t	10	0	0	35	25	15	1	3	1
1_lg3	1,2,3,9	1	All	7	1,2,3,9	1	0.1g/t	10	0	0	110	80	30	2	3	1

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report NI 43-101 – March 19, 2018	Page 14-26

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	Composite Selection				Block Selection			Search Orientation			Search Distances			Composites
Pass Nº	Alt. Dom.	Geol. Dom.	Grade Dom.	Struct. Dom.	Alt. Dom.	Geol. Dom.	Grade Dom.	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis (m)	Semi Axis (m)	Minor Axis (m)	Min Samples per Est	Max Samples per Est	Max Sample per DH
2_mg1	4,5,6	2	ID-3,2	7	4,5,6	2	0.2g/t	10	0	0	70	50	30	2	3	1
2_mg2	4,5,6	2	ID-3,2	7	4,5,6	2	0.2g/t	10	0	0	35	25	15	1	3	1
2_mg3	4,5,6	2	ID-3,2	7	4,5,6	2	0.2g/t	10	0	0	110	80	30	2	3	1
2_lg1	4,5,6	2	All	7	4,5,6	2	0.1g/t	10	0	0	70	50	30	2	3	1
2_lg2	4,5,6	2	All	7	4,5,6	2	0.1g/t	10	0	0	35	25	15	1	3	1
2_lg3	4,5,6	2	All	7	4,5,6	2	0.1g/t	10	0	0	110	80	30	2	3	1
1_mg1	1,2,3,9	1	ID-3,2	8	1,2,3,9	1	0.2g/t	330	0	0	70	50	30	2	3	1
1_mg2	1,2,3,9	1	ID-3,2	8	1,2,3,9	1	0.2g/t	330	0	0	35	25	15	1	3	1
1_mg3	1,2,3,9	1	ID-3,2	8	1,2,3,9	1	0.2g/t	330	0	0	110	80	30	2	3	1
1_lg1	1,2,3,9	1	All	8	1,2,3,9	1	0.1g/t	330	0	0	70	50	30	2	3	1
1_lg2	1,2,3,9	1	All	8	1,2,3,9	1	0.1g/t	330	0	0	35	25	15	1	3	1
1_lg3	1,2,3,9	1	All	8	1,2,3,9	1	0.1g/t	330	0	0	110	80	30	2	3	1
2_mg1	4,5,6	2	ID-3,2	8	4,5,6	2	0.2g/t	330	0	0	70	50	30	2	3	1
2_mg2	4,5,6	2	ID-3,2	8	4,5,6	2	0.2g/t	330	0	0	35	25	15	1	3	1
2_mg3	4,5,6	2	ID-3,2	8	4,5,6	2	0.2g/t	330	0	0	110	80	30	2	3	1
2_lg1	4,5,6	2	All	8	4,5,6	2	0.1g/t	330	0	0	70	50	30	2	3	1
2_lg2	4,5,6	2	All	8	4,5,6	2	0.1g/t	330	0	0	35	25	15	1	3	1
2_lg3	4,5,6	2	All	8	4,5,6	2	0.1g/t	330	0	0	110	80	30	2	3	1
1_bg1	1,2,3,9	1	ID-0	All	1,2,3,9	1	Outside	dom_bear ing	dom_pl unge	dom_dip	70	50	30	2	3	1
1_bg2	1,2,3,9	1	ID-0	All	1,2,3,9	1	Outside	dom_bear ing	dom_pl unge	dom_dip	35	25	15	1	3	1
1_bg3	1,2,3,9	1	ID-0	All	1,2,3,9	1	Outside	dom_bear ing	dom_pl unge	dom_dip	110	80	30	2	3	1
2_bg1	4,5,6	2	ID-0	All	4,5,6	2	Outside	dom_bear ing	dom_pl unge	dom_dip	70	50	30	2	3	1
2_bg2	4,5,6	2	ID-0	All	4,5,6	2	Outside	dom_bear ing	dom_pl unge	dom_dip	35	25	15	1	3	1
2_bg3	4,5,6	2	ID-0	All	4,5,6	2	Outside	dom_bear ing	dom_pl unge	dom_dip	110	80	30	2	3	1

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report NI 43-101 – March 19, 2018	Page 14-27

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RE-BLOCKING TO FINAL RESOURCE MODEL

The five metre by five metre by five metre blocks were re-blocked into the final resource model, which has 15 m high by 10 m by 10 m blocks. The re-blocked grades were assigned based on tonnage weighting the original block grades and the geology and other codes were assigned based on majority rules.

Over time, Veladero has developed a sophisticated multi-pass interpolation process that works well. RPA is of the opinion that the Veladero resource estimation methodology is reasonable and acceptable.

RESOURCE ESTIMATE VALIDATION

MAGSRL has validated the resource block model using five separate validation procedures. The results are provided in Sanfurgo and Juarez (2017) and the reconciliation results are included below.

1.	Visual inspection of block and composite values on sections and plans

2.	Reconciliation with the ore control model

3.	Comparisons of block versus composite grade statistics, histograms, and cumulative frequency curves

4.	ID² versus Nearest Neighbour (NN) swath plots

5.	Tonnage-grade curve comparisons between the 2016 and 2017 models

MAGSRL and RPA visually compared the composite and block grades on plans and sections and found that they correlate very well spatially (Figures 14-12 and 14-13).

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report NI 43-101 – March 19, 2018	Page 14-28

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Original Surface
4600 L
4500 L
4400 L
4300 L
4200 L
4100 L
4000 L
3900 L
2017 Surface
Reserve Pit Design
Resources Shell
2407000 E
2407500 E
Au (g/t)
< 0.10
0.10 - 0.19
0.19 - 0.34
0.34 - 0.60
0.60 - 1.00
1.00 - 2.50
2.50 - 5.00
5.00 - 75.00
0 50 100 150 200
Metres

Figure 14-12

Barrick Gold Corporation

Veladero Mine

Argentina

February 2018

Source: MAGSRL, 2017.

14-29

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Original Surface
4600 L
4500 L
4400 L
4300 L
4200 L
4100 L
4000 L
3900 L
2017 Surface
Reserve Pit Design
Resources Shell
2407000 E
2407500 E
Au (g/t)
< 0.10
0.10 - 0.19
0.19 - 0.34
0.34 - 0.60
0.60 - 1.00
1.00 - 2.50
2.50 - 5.00
5.00 - 75.00
0 50 100 150 200
Metres

Figure 14-13

Barrick Gold Corporation

Veladero Mine

Argentina

February 2018

Source: MAGSRL, 2017.

14-30

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The official reconciliation data for 2017 indicate that the resource model underestimates the tonnage by approximately 2%, the gold grade by approximately 7%, the silver grade by approximately 10%, the contained gold by approximately 9%, and the contained silver by approximately 11% (Table 14-11).

TABLE 14-11    2017 RECONCILIATION RESULTS

Minera Argentina Gold SRL – Veladero Mine

	2017 Grade Control					2017 YE Resource Model (M+I)
	Tonnes	Au	Au	Ag	Ag	Tonnes	Au	Au	Ag	Ag
Month		(g/t)	(oz)	(g/t)	(oz)		(g/t)	(oz)	(g/t)	(oz)
January	2,363,702	0.85	64,456	8.6	656,921	2,063,783	0.70	46,652	8.0	529,404
February	2,566,817	0.74	61,418	7.9	648,396	2,495,986	0.92	73,852	7.1	568,716
March	2,993,811	1.38	133,112	8.1	783,000	3,215,208	1.08	111,641	7.2	740,449
April	2,348,303	1.15	87,128	9.2	694,320	2,152,687	0.94	65,127	9.8	677,024
May	1,293,812	1.11	46,267	9.5	395,266	1,945,562	1.02	63,834	10.8	676,148
June	1,733,713	0.95	52,876	7.9	441,464	1,606,926	0.81	42,029	8.2	425,669
July	2,203,526	0.86	61,142	11.6	818,142	2,146,053	0.82	56,412	11.4	786,251
August	2,252,172	0.98	71,196	11.9	858,747	2,246,172	1.05	75,502	10.3	740,179
September	1,764,023	1.10	62,428	14.5	824,180	1,672,347	1.18	63,547	12.3	662,767
October	2,594,064	1.19	99,330	17.1	1,429,511	2,398,134	1.11	85,359	14.8	1,143,720
November	2,664,330	1.04	88,749	16.8	1,441,939	2,481,791	1.06	84,826	15.9	1,266,106
December	2,566,490	0.99	81,420	25.5	2,102,780	2,476,263	0.87	69,566	22.1	1,755,578
2017 Total	27,344,764	1.04	909,522	12.6	11,094,666	26,900,912	0.97	838,348	11.5	9,972,010
Percent Differences						101.6%	106.8%	108.5%	109.5%	111.3%

Overall, RPA is of the opinion that the resource model to grade control reconciliation results are good. MAGSRL continues to investigate additional reconciliation procedures that will provide more direct comparisons between the resource model, grade control model, and gold produced to help guide and support future changes to the resource modelling procedures.

A longitudinal section showing the Veladero and Amable gold mineralization that is mostly situated between 4,000 MASL and 4,400 MASL is provided in Figure 14-14.

Barrick Gold Corporation – Veladero Mine, Project #2899 Technical Report NI 43-101 – March 19, 2018	Page 14-31

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Federico Pit
Amable Pit
Original Surface
Reserve Pit Design
2017 Surface
Resource Shell
4800 L
4600 L
4400 L
4200 L
4000 L
3800 L
6750500 N
6751000 N
6751500 N
6752000 N
6752500 N
6753000 N
6753500
MAPTEK
Block: g/t Au
< 0.10
0.10 - 0.20
0.20 - 0.35
0.35 - 0.50
0.50 - 1.00
1.00 - 3.00
3.00 - 5.00
5.00 - 10.00
> 10.00
0 100 200 300 400
Metres

Figure 14-14

Barrick Gold Corporation

Veladero Mine

Argentina

Block Au Grades
Longitudinal Section Looking 250°

February 2018

Source: MAGSRL, 2017.

14-32

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The NN and ID² swath plots are shown by elevation in Figure 14-15. It is clear on the swath plot that most of the resource is situated between approximately the 4,000 MASL and 4,400 MASL elevations. The NN (green) and ID² (red) average block grades are similar and the ID² grades are slightly lower than the NN grades as would be expected. The black line represents the NN interpolation constrained by the estimation domains and follows the ID² block grades very closely.

RESOURCE CLASSIFICATION

The classification criteria are based on distances from 5 m composites to the 5 m by 5 m by 5 m block centroids and the number of holes as follows:

MEASURED MINERAL RESOURCES:

•	At least one composite situated inside the 10 m by 10 m by 15 m blocks that are located within the 0.2 g/t Au envelope and not coded as colluvium, steam heat, or opaline silica.

INDICATED MINERAL RESOURCES:

•	Blocks Inside 0.2 g/t Au Envelope: At least two composites from two drill holes that are situated up to 70 m from a block or one composite from one drill hole that is located up to 35 m from a block.

•	Blocks Outside 0.2 g/t Au Envelope: One composite from one drill hole that is located up to 35 m from a block.

INFERRED MINERAL RESOURCES:

•	Blocks Inside 0.2 g/t Au Envelope: At least two composites from two drill holes that are situated 70 m to 110 m from a block.

•	Blocks Outside 0.2 g/t Au Envelope: One composite from one drill hole that is located 35 m to 70 m from a block.

•	All Colluvium Blocks: At least one composite from one drill hole that is situated up to 25 m from a block.

•	All Steam Heat and Opaline Silica Blocks: At least one composite from one drill hole that is situated up to 65 m from a block.

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Au Swath - Vertical
0.4500
0.4000
0.3500
0.3000
0.2500
0.2000
0.1500
0.1000
0.0500
0.0000
Au (ppm)
70000
60000
50000
40000
30000
20000
10000
0
Number of Blocks
3700
3800
3900
4000
4100
4200
4300
4400
4500
4600
4700
Elevation (m)
BM_au_ppm
BM_au_poly
BM_au_nn
N blocks

Figure 14-15

Barrick Gold Corporation

Veladero Mine

Argentina

Elevation Swath Plot

February 2018

Source: MAGSRL, 2017.

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As previously discussed, the 70 m and 110 m distances correspond to the 2011 omnidirectional correlogram ranges at 80% and 90% of the sill. Figure 14-11 shows the 2017 omnidirectional correlogram using all of the 5 m gold composites greater than 0.1 g/t Au.

Resource categories assigned to each block were post-processed to reduce isolated blocks enveloped within blocks of a different category and to produce more continuous areas with the same classification categories. It is RPA’s opinion that the application of a classification category clean-up script is best practice.

RPA’s view is that the Inferred classification criteria are conservative, and that overall, the classification criteria are slightly conservative. RPA is of the opinion that the classification criteria are reasonable and acceptable and comply with the CIM (2014) definitions. The resource classification model at the 4,150 m elevation is shown in Figure 14-16.

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6,753,000 N
6,752,500 N
6,752,000 N
6,751,500 N
6,751,000 N
6,750,500 N
2,406,500 E
2,407,000 E
2,407,500 E
2,408,000 E
2,408,500 E
Original Surface
2017 Surface
Reserve Pit Design
Resource Shell
Backfill
N
Classification
Measured
Indicated
Inferred
0
250
500
750
1000
Metres
February 2018
Source: MAGSRL, 2017.

Figure 14-16

Barrick Gold Corporation

Veladero Mine
Argentina
Resource Classification on 4,150 m Bench

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15 MINERAL RESERVE ESTIMATE

The resource estimates discussed in Section 14 were prepared using industry standard methods and provide an acceptable representation of the deposit. RPA reviewed the reported resources, resource modification factors, production schedules, and cash flow analysis to determine if the Mineral Reserve estimate meets the CIM (2014) definitions. Based on this review, it is RPA’s opinion that the Measured and Indicated Mineral Resource within the final pit design at Veladero can be classified as Proven and Probable Mineral Reserves.

The total Proven and Probable Mineral Reserve is estimated to be approximately 228 Mt, while the remaining open pit portion of Proven and Probable Mineral Reserves is estimated to be approximately 207 Mt at 0.78 g/t Au and 14.8 g/t Ag, containing 5.2 Moz of gold and 99 Moz of silver, as presented in Table 15-1. All of the open pit reserves are located within the Filo Federico pit of Veladero; the Argenta pit was exhausted in 2015 and the Amable pit was exhausted in 2013. Table 15-1 reports the Mineral Reserves as open pit, stockpile, and leach inventory reserves. Stockpiles reported in reserves generally consist of the CRUSH ore type and are typically located within close proximity to the crusher facility; they are used to maintain feed to the crushing facility when it is not available direct from the pit. Leach inventory reported in reserves consists of contained gold in ore stacked on the heap leach that has yet to be leached or is actively being leached, or has been recovered from the ore but is still in solution and retained within the moisture content of the leach pad.

TABLE 15-1    MINERAL RESERVES – DECEMBER 31, 2017

Minera Argentina Gold SRL – Veladero Mine

Category	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)

Proven:
Open Pit	8.0	0.82	15.8	0.21	4.0
Stockpiles	7.0	0.52	9.2	0.12	2.1
Leach Inventory	13.5	0.78	-	0.34	-
Probable:
Open Pit	199.4	0.78	14.8	4.97	94.7
Proven & Probable	227.8	0.77	14.6	5.63	100.8

Notes:

        1.     CIM (2014) definitions were followed for Mineral Reserves.

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2.	Mineral Reserves are estimated using a gold price of US$1,200 per ounce, a silver price of US$16.50 and an US$:ARG exchange rate of 1.0:20.0.
3.

Mineral Reserves are estimated at economic cut-off values based on process cost, recovery, and profit. The cut-off values are equivalent to approximately 0.18 g/t Au for Type 1 ore and 0.32 g/t Au for Type 2 ore.

4.	The total Proven and Probable silver grade estimate of 14.6 g/t Ag excludes the Leach Inventory tonnes.
5.	Numbers may not add due to rounding.

In order to determine the final pit limits for reporting Mineral Reserves, analysis was completed with the objective of maximizing value of the Mine while reducing production risk. As a result, the final pit limit for Veladero was determined based on analysis completed using a 15% discount rate and US$1,200/oz gold price, while the final pit design is based on a conceptual open pit shell, which was generated at a US$900/oz gold price. Mineral Reserves from within the final pit design are reported using a COG based on a gold price of US$1,200/oz, silver price of US$16.50/oz, and a US$:ARG exchange rate of 1.0:20.0. The COG is also dependent on rock type and is approximately 0.18 g/t Au for Type 1 ore and approximately 0.32 g/t Au for Type 2 ore. In RPA’s opinion, the methodologies used to determine and report Mineral Reserves are appropriate and reasonable.

As of December 31, 2017, Mineral Reserves within the open pit have decreased by approximately 24 Mt since December 31, 2016, versus depletion of approximately 29 Mt. The difference is due primarily to gains from lower COGs, which are primarily a result of an increase in gold price (US$1,200/oz versus US$1,000/oz), a strengthening US dollar against the Argentinian Peso (conversion rate of 1.0:20.0 pesos to the US dollar versus 1.0:14.5), counteracted by a decrease in resource ounces due to changes in the mineral resource model as described in Section 14.

Metal prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For resources, metal prices used are slightly higher than those for reserves.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

RPA notes that there is an opportunity to extend the life of the Filo Federico pit with minor overall improvements in economic parameters. The potential is demonstrated as part of the Mineral Resource estimate, as follows:

•	Increase in ore tonnage of up to approximately 140 Mt.

•	Approximately four additional years of mine life.

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16 MINING METHODS

SUMMARY OF MINING OPERATIONS

The Veladero Mine is a traditional open pit truck and shovel operation with a heap leach facility; it has been in continuous operation since 2005. Figure 16-1 presents a general site layout diagram of the Veladero Mine. Historically, production has come from two areas, Veladero, representing the majority of past production, and Argenta, which is located approximately six kilometres to the southeast of the Veladero area. The Veladero area consists of two major pit areas, Amable and Filo Federico, while there is a single pit at Argenta. Current operations are exclusively from the Filo Federico pit of Veladero.

Table 16-1 summarizes the open pit production history through December 31, 2017. To this date, the Veladero Mine has mined approximately 328 Mt of ore containing 11.3 Moz of gold plus 155 Moz of silver at a waste to ore strip ratio of 2.0:1.0.

TABLE 16-1    VELADERO MINE PRODUCTION HISTORY

Minera Argentina Gold SRL – Veladero Mine

Year	Ore Mined (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Gold Contained (Moz Au)	Silver Contained (Moz Ag)	Waste Mined (Mt)	Total Mined (Mt)	Strip Ratio (Waste:Ore)
2005	4.5	0.75	18.4	0.1	2.7	53.0	58.0	11.9
2006	17.2	1.69	15.1	0.9	8.3	57.0	74.0	3.3
2007	23.1	0.82	5.7	0.6	4.2	46.0	69.0	2.0
2008	21.3	0.82	4.2	0.6	2.8	64.0	85.0	3.0
2009	29.3	1.17	11.2	1.1	10.6	61.0	91.0	2.1
2010	29.9	1.52	18.0	1.5	17.3	55.0	85.0	1.8
2011	31.4	1.30	25.7	1.3	26.0	59.0	90.0	1.9
2012	26.9	1.12	21.0	1.0	18.2	57.0	84.0	2.1
2013	28.6	0.94	13.5	0.9	12.4	50.0	79.0	1.8
2014	29.6	1.00	12.0	1.0	11.4	38.0	68.0	1.3
2015	29.4	0.81	21.3	0.8	20.1	54.0	83.0	1.8
2016	27.6	0.82	10.8	0.7	9.5	34.7	62.2	1.3
2017	29.2	1.00	12.5	0.9	11.7	35.5	64.6	1.2
Total	327.9	1.07	14.7	11.3	155.3	664.1	992.9	2.0

Notes:

1.	Veladero Mine production includes Veladero and Argenta areas.
2.	Ore Mined destinations include the crusher, heap leach facility, and stockpiles.
3.	Numbers may not add due to rounding.

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Mineral Reserves at Amable were exhausted in 2013, with no future plans to recommence mining operations in this pit (waste backfilling began in 2014). A total of approximately 73 Mt of ore was mined from the Amable pit. Mineral Reserves at Argenta were exhausted in 2015, and a total of approximately 12 Mt of ore was mined from the pit. To December 31, 2017, approximately 243 Mt of ore has been mined from the Filo Federico pit.

Table 16-2 summarizes the heap leach production history through December 31, 2017. To this date, the Veladero Mine has placed approximately 319 Mt of ore containing 11.2 Moz of gold and 153 Moz of silver. The difference between ore mined (Table 16-1) and ore placed (Table 16-2), is in the stockpiles and crushing circuit.

TABLE 16-2    VELADERO HEAP LEACH PRODUCTION HISTORY

Minera Argentina Gold SRL – Veladero Mine

Year	Ore Placed (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Gold Contained (Moz Au)	Silver Contained (Moz Ag)	Gold Recovered (Moz Au)	Silver Recovered (Moz Ag)
2005	4.1	0.77	18.8	0.1	2.5	0.1	0
2006	13.7	2.03	17.9	0.9	7.9	0.5	0.6
2007	17.8	0.92	6.6	0.5	3.8	0.5	0.4
2008	21.2	0.85	4.5	0.6	3.1	0.5	0.5
2009	28.2	1.17	11.1	1.1	10.1	0.6	1.3
2010	30.7	1.50	17.7	1.5	17.4	1.1	2.1
2011	31.7	1.28	25.2	1.3	25.7	1.0	1.7
2012	27.7	1.10	20.5	1.0	18.3	0.8	2.4
2013	29.1	0.94	13.6	0.9	12.7	0.6	2.5
2014	29.5	1.00	11.6	1.0	11.0	0.7	1.4
2015	28.4	0.82	21.2	0.8	19.3	0.6	1.3
2016	28.0	0.80	10.8	0.7	9.7	0.5	1.5
2017	28.8	1.02	12.6	0.9	11.7	0.6	0.8
Total	319.0	1.09	14.9	11.2	153.2	8.2	16.6

Notes:

1.	Veladero heap leach production includes Veladero and Argenta areas.
2.	Ore Placed includes CRUSH, ROM, and stockpile ores.
3.	Numbers may not add due to rounding.

RPA notes that to date approximately 73% and 11% of placed gold and silver, respectively, have been recovered from the leach process.

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N
Crushing Facilities,
Maintenance, Offices,
Power Generation
4,000 to 4,150 masl
Filo
Federico
Pit
North
WRF
Overland Conveyor
Amable
Pit &
Backfill
South
WRF
Process Facilities
Valley Leach Facility
1000m
Figure 16-1

WRF = Waste Rock Facility

Barrick Gold Corporation

Veladero Mine

Argentina

General Site Arrangement

February 2018

Source: MAGSRL, 2017.

16-3

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MINING METHODS

The following description of the mining methods refers to the Filo Federico pit and associated infrastructure.

Open pit mining operations are located on steep mountain side slopes in rugged terrain with the majority of planned mining occurring between elevations of 3,900 MASL and 4,600 MASL. A total of approximately 427 Mt of material is scheduled to be open pit mined over the next seven years, with open pit mining operations to be complete in 2024. Over this period, forecast open pit ore production ranges from approximately 27 Mt to 31 Mt annualized, while total material mined is at a peak of approximately 79 Mt in 2018, steadily declining to 34 Mt in 2024.

The Filo Federico final pit will measure approximately two kilometres along strike, typically one kilometre across, and have a maximum depth of approximately 750 m. For comparison, the exhausted Amable final pit footprint is circular and measures approximately one kilometre in diameter with a maximum depth of approximately 530 m. The Argenta final pit footprint is approximately one kilometre along strike, typically half a kilometre across, with a maximum depth of approximately 300 m.

Final arrangement of the Veladero Waste Rock Facilities (WRF) is for the continued development of surface dumps along contour to either side of the Filo Federico pit and backfilling of the exhausted Amable pit. Backfilling of the Amable pit began in October 2014.

Processing is based on a single VLF that receives crushed and ROM ore with final delivery to the pad by mine haul truck. The VLF is located approximately four kilometres south of Filo Federico, however, it is approximately 5.7 km by road from the pit rim to the VLF access point.

The majority of remaining Mineral Reserves are scheduled for crushing prior to placement on the VLF as this typically offers a higher profit margin than ROM placement. The crushing facilities are located approximately 1.5 km east of the final pit rim. After crushing, the ore is transported by mine truck direct to the VLF. Once on the VLF, haulage distances will typically range between two and three kilometres. ROM ore is hauled directly from the pit to the VLF and direct dumped.

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MINE DESIGN

Mine operations are exclusively by open pit method, with a fleet of primarily 218 tonne rigid frame haul trucks combined with a variety of diesel powered hydraulic shovels and front end loaders as the primary loading equipment. The haul trucks are also utilized to transport ore to the VLF for placement. Blasting is required other than for the occasional unconsolidated material at surface when starting a new pushback. A fleet of large diesel powered blast hole rigs are employed for the production drilling.

The Mineral Resource model, described in Section 14, is exported from Vulcan software and imported into Q’Pit Inc.’s Q’Pit software (Q’Pit). The mine model is prepared in Q’Pit, applying metallurgical recoveries based on material types, calculating potential block revenue, and defining slope sectors based on alteration type. The mine model is exported from Q’Pit and imported into Dassault Systèmes Geovia Inc.’s Whittle 4.X software (Whittle) for open pit optimization using the Lerchs-Grossmann algorithm. Pit shells generated by Whittle are imported into Q’Pit for detailed pit design, LOM production scheduling, and Mineral Resource and Mineral Reserve reporting.

Table 16-3 presents the operating parameters used for developing the mine model and running the open pit optimizations in Whittle.

TABLE 16-3     MINE OPTIMIZATION PARAMETERS

Minera Argentina Gold SRL – Veladero Mine

Input Parameter	Units	Value
Revenue Factors:
Au Price	US$/oz	1,200
Ag Price	US$/oz	16.50
Au Pay Factor	%	100
Ag Pay Factor	%	100
Exchange Rate	US$:ARG	1.0:20.0

Selling Costs:
Refining	US$/oz	1.58
Royalty	%	3.75
Export Tax	%	0

Pit Slopes (Inter-ramp) by Rocktype:
PPW (Blasted Rock)	degrees	37
Steam Heated	degrees	35

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Input Parameter	Units	Value
Colluvium	degrees	30
Al-Silica	degrees	45
Silica FF	degrees	54
Al-Silica Intense	degrees	42

Mining Parameters:
Mining Reference Cost	US$/t mined	3.22
Mining Recovery	%	100
Mining Dilution	%	0

Processing Parameters (Filo Federico Type 1 Ore):
Au Recovery, CRUSH	%	0.3>=g/t Au; =60.0
	%	0.3<=g/t Au<0.5; =38.4*g/t Au+55
	%	0.5<=g/t Au<1.6; =2.4*g/t Au+77
	%	1.6<=g/t Au<2.0; =10.0*g/t Au+65
	%	2.0<=g/t Au<3.0; =2.0*g/t Au+81
	%	3.0<=g/t Au; =87.0
Au Recovery, ROM	%	60
Ag Recovery, CRUSH	%	10.6
Ag Recovery, ROM	%	0

Process Cost	US$/t CRUSH	3.63
Process Cost	US$/t ROM	1.81
Heap Leach Expansion	US$/t processed	0.80
G&A Cost	US$/t CRUSH	3.43

Operating Assumptions:
Crushing Rate	tpd	75,154
Average Specific Gravity	t/m³	2.47
Average LOM Au Recovery	%	75.5
Au Cut-off, Filo Federico Type 1	g/t Au	0.18

The Whittle optimizations are run at a base case gold price of US$1,200/oz. A range of gold prices are reviewed to test sensitivity to pit limits at lower and higher gold prices and to help identify pit phases for scheduling.

The mining reference cost is an average of all tonnes moved based on a detailed LOM operating cost estimate. In addition to the mining reference cost, mine sustaining costs (primarily major repair and/or replacement costs) and incremental haulage costs are also applied. No mining recovery or mining dilution is assumed in the Whittle optimization as this is factored into the resource model by a combination of block size selection (10 m by 10 m by

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15 m vertical), good continuity of the ore zones laterally and vertically, and a gradational halo of marginal mineralization surrounding the above cut-off grade mineralization. Mining factor assumptions are verified through reasonable historic reconciliation performance of the resource model to the grade control model and dispatch reporting.

Two ore types are identified for processing: Type 1 and Type 2; approximately 93% of remaining reserves within the open pit are identified as Type 1 ore (see Figure 14-6, Type 2 Metallurgical Domain, for visual representation of Type 2 ore within the Filo Federico pit shell). Each ore type can be processed as ROM without crushing or with crushing. Gold and silver recoveries are applied to individual blocks based on block properties. Revenues for ROM and CRUSH process paths are calculated and the method with the highest profit margin is typically selected unless there is available crusher capacity. If available capacity exists in the crusher, ore is preferentially passed through the crushing system if still profitable to take advantage of increased leach kinetics and higher recoveries.

Heap leach expansion costs are applied to both ROM and CRUSH ores, whereas all general and administrative costs are applied to CRUSH tonnage only as crushing is scheduled at a fixed annual capacity whereas ROM is variable on an annual basis.

The crushing rate is the design capacity for both crushers at the permanent crushing station located directly east of the Filo Federico pit. The average LOM gold recovery of approximately 75% is for all stated Mineral Reserves.

COGs for reporting Mineral Reserves are calculated utilizing the following formula:

    COG = RAu * SPAu / 31.1035 * (1-ET) – (Cp + Hle + IMc + Cga + Ccp) – ((RAu * SPAu) / 31.1035 * RT)

Where, COG	= internal (breakeven in-pit) gold equivalent COG

Cp	= processing cost
Hle	= heap leach expansion cost
IMc	= incremental and sustaining mining cost
Cga	= general and administrative cost
Ccp	= closure plan cost
RAu	= gold metal grade recovered
SPAu	= gold metal selling price after per ounce costs, fees, and payables
TR	= metal treatment and refinery charges (TC/RC) and transport cost
ET	= export tax
RT	= royalties tax, Province and IPEEM

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Silver, although included in the mine planning, is not considered significant due to low extractive recoveries and does not have a significant impact on the final pit limits.

Table 16-4 details internal COGs by ore type and process method. The resource and reserve COG estimate details are well documented in Romeu (July 2017). RPA is of the opinion that the reserve COGs are estimated according to standard industry practice.

TABLE 16-4     INTERNAL CUT-OFF GRADES, MINE RESERVES

Minera Argentina Gold SRL – Veladero Mine

Ore Type	ROM Cut-off (g/t Au)	ROM-CRUSH Cut-off (g/t Au)	CRUSH Profit Cut-off (g/t Au)
Filo Federico Ore Type 1	0.18	0.30	0.61
Filo Federico Ore Type 2	0.45	0.32	0.69

If there is excess crushing capacity available when processing ROM ore, it can be more profitable to crush said ore prior to stacking to improve recoveries. Under these conditions, the COG estimate excludes general and administrative costs, and the ROM-CRUSH COG value is applied. In the case of Type 2 ore, the ROM-CRUSH COG is lower than the ROM COG, however, RPA notes that no ore reports as Type 2 below 0.45 g/t Au and only approximately 1% of reserves report as Type 2 ore between 0.45 g/t Au and 0.69 g/t Au.

In addition to the Mineral Reserve COGs used for production scheduling, a COG is employed in daily operations, the operational COG to define marginal material. This COG is updated as required to reflect the current gold price market. The operational COG uses the same COG formula, however, the gold price is based on the three month trailing average price. At the time of the site visit, US$1,278/oz gold was being used. Mineralized material that falls between the Mineral Reserve COG and operational COG is dispatched to the VLF or a long term stockpile for possible processing at the end of regular mining operations depending on market conditions at that time. This material is not reported as reserves.

In order to determine the final pit limits for reporting Mineral Reserves, an analysis was completed with the objective of maximizing value of the Mine while reducing production risk. As part of the process, final pit shell sensitivity to discount rate was reviewed, using discount rates of 0%, 5%, 10%, and 15%, along with gold and silver recoveries as presented in Table 16-3. The discount rates used in the final pit shell sensitivity are as per Barrick corporate guidance, while metal recovery forecasts are based on testwork and historic operating

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performance. A similar trend was noted in all cases, whereby selecting a pit shell generated at gold prices less than the base case of US$1,200/oz resulted in only marginal reductions in value, while tonnes mined and contained gold ounces reduced significantly. As a result, the final pit limit for Veladero was determined based on the analysis completed using a 15% discount rate and US$1,200/oz gold price, while the final pit design is based on a conceptual open pit shell, which was generated at a US$900/oz gold price. In RPA’s opinion, the methodologies used to select the final pit shell are appropriate and reasonable.

Additional pit shells are used as guides to design pit phases leading up to the final pit, in order to maximize project value while maintaining a practical mine sequence and production schedule.

Detailed pit designs, long term production scheduling, and reserve reporting are completed in Q’Pit. Pit mid-bench lines are digitized in Q’Pit, honouring the Whittle pit shell outline and all pit wall slope constraints and include haulage ramps. Due to the open pit location on mountain side slopes, the majority of haulage ramps are developed external to the pits using ROM waste rock for fill material. Detailed mine design parameters are presented in Table 16-5. Pit wall slopes vary based on geologic domain (effectively follows the alteration model), and are discussed later in this section.

TABLE 16-5    MINE DESIGN PARAMETERS

Minera Argentina Gold SRL – Veladero Mine

Parameter	Units	Value
Haul Road Width	m	32
Haul Road Gradient, Maximum	%	10
Mining Bench Height	m	15
Safety Berm Width	m	7.1 to 19.6
Bench Face Angle	degrees	67 to 80
Inter-ramp Slope Angle	degrees	30 to 54

The 32 m haul road width includes a single shoulder berm and water collection ditch.

In RPA’s opinion, the final pit design honours the Whittle optimum pit shell, with adjustments for access ramps when required. For the most part, pushback distances of over 100 m exist in the pit phase design, allowing sufficient room for large scale operations. Figure 16-2 presents a graphic of the pit phases in plan view and cross section.

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N
Federico PH5
PIT AMABLE
Federico PH4
Federico PH6
Federico PH3
A
A'
Looking West
PH6
PH5
PH4
PH7
SECTION A - A´ (NOT TO SCALE)
4800
4600
4400
4200
4000
3800
3600
6750750 N
6751000 N
6751250 N
6751500 N
6751750 N
6752000 N
6752250 N
6752500 N
6752750 N
6753000 N

Figure 16-2

Barrick Gold Corporation

Veladero Mine

Argentina

Filo Federico Pit Phases

February 2018

Source: MAGSRL, 2017.

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Short range mine planning and detailed pit design are completed in MineSight software where the grade control model resides.

GROUND CONDITIONS/SLOPE STABILITY

The Feasibility geotechnical analysis to develop slope design parameters for Veladero was completed by Golder Associates Inc. (Golder). Golder has evaluated the pit slope design and provided updates using new geologic, geotechnical, and structural information presented from mining operations in the various geologic domains (2002, 2003, 2007, 2011). In addition to pit slopes, Golder has evaluated and reviewed ground conditions for the WRF, VLF, and civil infrastructure such as the crushing facility and overland conveyor system.

Table 16-6 summarizes Golder’s most recent design recommendations for Veladero listing the inter-ramp slope angle (IRA), bench face angle (BFA), and catch berm width (CBW) (Golder, 2017). Defined slope sectors are based on the rock alteration type.

TABLE 16-6    SUMMARY OF GOLDER SLOPE DESIGN RECOMMENDATIONS

Minera Argentina Gold SRL – Veladero Mine

Rock Alteration	IRA (degrees)	BFA (degrees)	CBW (m)
PPW (Blasted Rock)	37	37	0
Steam Heated	35	67	15.1
Colluvium	30	67	19.6
Al-Silica	45	70	9.5
Silica FF	50	70	7.1
Al-Silica Intense	42	70	11.2

RPA is of the opinion that the work that has been completed by Golder is of an appropriate scope and based on reasonable engineering analysis and assumptions.

A sophisticated system of automated and manual data collection equipment has been installed at Veladero for monitoring pit wall activity. In September 2017, the installation of two radar systems for monitoring pit wall movements began. The first unit is operational while the second unit requires additional parts and is expected to be operational during the first half of 2018. In addition, a network of prisms, extensometers, piezometers, and other instruments, are installed and monitored for slope stability of pit walls, the VLF, and WRFs.

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PIT SLOPE STEEPENING INITIATIVE

In 2014, investigations into steepening Filo Federico final wall IRAs at Veladero commenced. RPA notes similar final wall steepening practices were investigated and deployed successfully in the neighbouring Amable pit. The primary benefit of steeper IRAs is the potential to reduce LOM waste tonnage, followed by possible minor increases in ore tonnage.

Pit slope analysis studies were completed internally in late 2014, which demonstrated favourable results for the initiative. This was followed by a more detailed review and analysis in early 2015 by independent consultant SRK Consulting Argentina S.A. (SRK). Results from the SRK work were also promising and included recommendations for continued analysis, field studies, and updating the alteration-structural model to complete higher level investigations into steeper slopes.

The most significant slope change is in the silica alteration with proposed IRA steepening from 50° to 54°. Table 16-7 presents a comparison of the steepened IRAs to the Golder IRA design recommendations from Table 16-6.

TABLE 16-7    COMPARISON OF FINAL WALL PIT SLOPE ANGLES

Minera Argentina Gold SRL – Veladero Mine

Rock Alteration	Current Design IRA (degrees)	Previous Design IRA (degrees)
PPW (Blasted Rock)	37	37
Steam Heated	35	35
Colluvium	30	30
Al-Silica	45	45
Silica FF	54	50
Al-Silica Intense	42	42

RPA notes that although only the silica alteration design sector has been steepened, this is the most common design sector within the final pit limits, as evidenced in Figure 16-3. There has been no significant revisions to the limits of the alteration zones themselves.

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N
Silica FF
IRA = 54°
Bench Height = 30 m
Face Angle = 80°
Berm Width = 16.5 m
Colluvium
IRA = 30°
Bench Height = 15 m
Face Angle = 67°
Berm Width = 19.6 m
Colluvium
IRA = 30°
Bench Height = 15 m
Face Angle = 67°
Berm Width = 19.6 m
Steam Heated
IRA = 35°
Bench Height = 15 m
Face Angle = 67°
Berm Width = 15.1 m
0
250
500
750
1000
Metres

Figure 16-3

Barrick Gold Corporation

Veladero Mine

Argentina

Filo Federico Pit Slope Design Sectors in Plan

February 2018

Source: MAGSRL, 2017.

16-13

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In order to achieve the steeper IRAs, MAGSRL proposed double benching in the silica alteration design sector to 30 m along with modifications to BFAs and CBWs. Table 16-8 presents a summary of the steepened slope design for the silica alteration zone with a 30 m double bench height.

TABLE 16-8    SUMMARY OF STEEPENED SLOPE DESIGN

Minera Argentina Gold SRL – Veladero Mine

Rock Alteration	IRA (degrees)	BFA (degrees)	CBW (m)
Silica FF	54	80	16.5

Note: IRA (inter-ramp angle), BFA (bench face angle), CBW (catch bench width).

In addition to reviewing past pit wall performance results for the existing Filo Federico pit, new studies and operational bench trials have been completed and are ongoing to demonstrate the feasibility of increasing final pit wall IRAs. In 2015, 2016, and 2017, bench trials of pre-split and trim blasting techniques were completed in various sectors of the pit (Phases 3, 4, and 5), demonstrating the ability to double bench to 30 m. This work has most recently been reviewed by Golder (December 2017), which included a site visit. Golder’s conclusions with regards to steepening pit slopes from 50° to 54° in competent rock are favourable. Golder has commented that the rock geotechnical model is sufficiently reliable to support the double bench design and the current emphasis is on working with the operations team on implementation and operational practices of 30 m high benches.

MINING CONSIDERATIONS

During past phase pit wall operations in Filo Federico, only trim blasting was performed. In general, design pit slopes were achieved, however, significant amounts of material accumulated on catch benches. In order to achieve steeper IRAs, pre-split and trim drilling and blasting need to be implemented.

In 2016, a decision was required for start of waste stripping the upper benches of the final pit limit (Phase 6) in order to maintain mine production and ore release in the future. This final pit design (and associated pit optimizations) is based on 30 m bench heights and the design parameters presented in Table 16-8 for the silica alteration zone. Up to 120 m, or four benches, of final pit wall has been exposed in Phases 5 and 6.

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RPA has reviewed the current Mineral Reserve estimate along with consideration for the Golder recommended pit slope designs in Table 16-6. RPA notes the current Mineral Reserve estimate would still be economic, however, approximately 46 million tonnes of additional waste material would need to be moved over the LOM (capacity for the additional waste exists within the current WRF designs) at the previously applied pit slope angles.

PRODUCTION SCHEDULE

Only Mineral Resources with classification of Measured or Indicated were converted to Proven or Probable Mineral Reserves for production scheduling. A mine production schedule was developed from the mine design that targets the crushing capacity of approximately 83,000 tpd (30 Mtpa) with up to an additional 10,000 tpd ROM production. Approximately 79 Mt total mined (ore plus waste) is scheduled for 2018, followed by a declining total mined to the last year of operations, 2024, at approximately 34 Mt. In RPA’s opinion, sufficient mine fleet capacity exists to meet the production targets. Table 16-9 presents the LOM mine production schedule.

TABLE 16-9    LOM MINE PRODUCTION SCHEDULE

Minera Argentina Gold SRL – Veladero Mine

Year	Ore Mined (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Gold Contained (Moz Au)	Silver Contained (Moz Ag)	Waste Mined (Mt)	Total Mined (Mt)	Strip Ratio (Waste:Ore)
2018	29.8	0.84	19.9	0.8	19.1	49.3	79.1	1.7
2019	27.5	0.69	15.2	0.6	13.4	49.7	77.2	1.8
2020	29.1	0.70	18.6	0.7	17.4	46.3	75.4	1.6
2021	29.7	0.63	10.0	0.6	9.6	33.6	63.3	1.1
2022	29.7	0.69	13.4	0.7	12.8	30.4	60.0	1.0
2023	31.4	0.89	14.8	0.9	14.9	7.4	38.8	0.2
2024	30.3	0.98	11.9	1.0	11.6	3.4	33.7	0.1
Total	207.4	0.78	14.8	5.2	98.7	220.0	427.5	1.1

Notes:

1.	As of December 31, 2017.
2.	Ore mined excludes stockpile re-handle.
3.	Numbers may not add due to rounding.

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WASTE ROCK

There are two main WRFs identified in the LOM plan, the North WRF and the South WRF. Figure 16-4 is an isometric view of the final WRF designs for the Veladero area. The North WRF is to the west of the Filo Federico pit on a mountain side slope at elevations between 4,000 MASL and 4,700 MASL. The South WRF is south of the Filo Federico pit, immediately north of the east-west elongated VLF. The South WRF includes backfilling of the Amable pit, and is at elevations between 4,100 MASL and 4,600 MASL.

Amable backfilling is from a crest elevation of 4,385 MASL, with a current face height between 250 m and 335 m. The toe of the Amable backfill is stabilized against the Amable pit highwall and dumps. The side slope WRFs are designed as multiple lifts with pre-closure face heights less than 200 m from toe to crest, except for a single area in the North WRF with a pre-closure face height of approximately 350 m.

Combined remaining capacity of the North WRF and South WRF is over 290 million m3, while there is less than 120 million m3 loose of waste material (assumes 30% swell) in the LOM production schedule. RPA notes that if shallower final pit slope angles are required to extract the Mineral Reserve, up to approximately 25 million m3 loose of additional waste material will be generated, which will fit within the existing capacity of the WRFs.

Segregated within the WRFs is rock with low grade gold mineralization (between the mine reserve COG and the marginal COG), which may be reclaimed and processed at the end of the production schedule if profitable market conditions exist.

A comprehensive WRF geotechnical report was prepared by Golder in 2002. Golder has performed field inspections of the WRFs since 2002, with their most recent inspection and report completed in December 2017 (December 2017). No major concerns or issues were identified with the WRFs, except for one area, Botadero Amable Sur, within the South WRF. The Botadero Amable Sur WRF has been closed for approximately seven years as per the LOM plan and over this time has developed some cracks indicating deformation has occurred, which Golder has identified as a potential stability risk. Further movement has the potential to encroach on a portion of the north flank of the VLF. RPA notes this does not limit current capacity of the VLF or planned expansion to the west. RPA recommends developing a stability mitigation program for the South WRF with the assistance of a qualified geotechnical engineer

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and notes this progress has begun with discussions with Golder on conducting a stability assessment of the South WRF.

In addition to the WRFs, there are numerous fill roads on the mountain side slope that provide access from the pits to the WRFs, process facilities, and other site infrastructure.

There is no waste rock in the mine plan that requires special handling or containment during or post open pit operations.

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SOUTH
WRF
NORTH
WRF
WD
Amable
Amable
Backfill
WD Pampa
del Rulo
Filo
Federico
WD CM5
CONVEYOR
ALIGNMENT
Truck
Shop
CRUSHING FACILITIES, OFFICES,
MAINTENANCE FACILITIES
GRADE SHELL
>1.5g/t Au
0
500
1000
1500
2000
Metres

Figure 16-4

Barrick Gold Corporation

Veladero Mine

Argentina

Final WRF Arrangement

February 2018

Source: MAGSRL, 2017.

16-18

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VALLEY-LEACH FACILITY

A single VLF is located south of the Amable pit and South WRF. The final proposed VLF design is approximately five kilometres east to west by one kilometre north to south, with a footprint of approximately 270 ha. Elevations of the footprint range between 4,000 MASL and 4,300 MASL, with a maximum bench elevation of approximately 4,375 MASL. The maximum vertical height within the VLF is constrained to 150 m above the primary liner at nominal 13 m stack heights.

To date, approximately 319 Mt of ore has been stacked within the VLF in Phases 1 through 5, with Phases 4B, 5A, and 5B currently active. Table 16-10 summarizes historic and current planned LOM stacking of ore on the VLF by phase.

TABLE 16-10    VELADERO VLF STACKING BY PHASE

Minera Argentina Gold SRL – Veladero Mine

Tonnes by Phases	Actual Placed to EOY2017 (Mt)	LOM Forecast (Mt)	Extra Capacity (Mt)
F1	69	0
F2A	23	0
F2B	34	0	20*
F2C	30	0
F3	55	0
Ph4A	29	0	0
Ph5A	34	7	0
Ph4B	35	22	0
Ph5B	12	36	0
Ph6	0	59	0
Ph7	0	39	0
Ph8	0	41	0
Ph9	0	25	6
Phases VLF	319	229	26

Notes:

*This area is located over Phases 1 to 3 (F1 to F3).

Totals may not add due to rounding.

Remaining VLF capacity is over 250 Mt in Phases 4 through 9, with an additional approximately 20 Mt of capacity available over Phases 1 through 3. RPA confirms that there is sufficient capacity remaining in the planned VLF to stack the current open pit Proven and Probable Reserves, including stockpiles, of approximately 214 Mt.

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The Mine has acquired all of the material permits necessary to operate the VLF through Phase 5B. Environmental approval for Phases 6 through 9 was confirmed on May 19, 2017, by the San Juan Mining Minister, however, the construction of these phases are subject to additional permitting, which is in progress. The proposed final layout and sequencing of the VLF is shown in Figure 16-5.

A comprehensive VLF geotechnical report was prepared by Vector Argentina S.A. in 2007.

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South Waste Rock Facility
Process Facilities
Conveyor Alignment
PH9
PH8
PH7
PH6
PH5A
PH5B
PH4A
PH3
PH2
PH4B
N

VLF Phases
2017
2018
2019
2020
2021
2022
2023
2024
Ph1_2
Ph2C
Ph3
Ph4A
Ph5A
Ph4B
Ph5B
Ph6
Ph7
Ph8
Ph9

Phase	Status
Phase 5A	• It is built. • Currently operative to 2019.
Phase 4B	• Construction started since 2015. • Currently operative to 2020.
Phase 5B	• Construction started since 2017. • Currently operative to 2022.
Phase 6	• Construction during March 2018 to December 2019. • Operative from Oct 2019.
Phase 7	• Construction during September 2020 to June 2021. • Operative from July 2021.
Phase 8	• Construction during September 2020 to June 2021. • Operative from January 2022.
Phase 9	• Construction during September 2023 to October 2024. • Operative from January 2024 (starting the ore stacking)

Figure 16-5

0 500 1000 1500 2000
Metres
(Approximate Scale)

Barrick Gold Corporation

Veladero Mine

Argentina

Final Proposed VLF Arrangement

February 2018

Source: MAGSRL, 2017.

16-21

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MINE EQUIPMENT

Veladero operations are typical truck and shovel open-pit operations, with all major production equipment equipped with GPS and dispatch systems. For production scheduling, equipment horsepower is de-rated for high altitude conditions.

The primary haul truck fleet consists of 46 Caterpillar 793 trucks rated for a 218-tonne payload. The truck fleet’s maximum annual hauling capacity is over 100 Mt, sufficient to meet peak annual material movement of approximately 79 Mt over the remaining mine life.

Loading operations are conducted using a variety of diesel powered machines with the current primary production fleet scheduled as follows:

•	Three Liebherr 996 face shovels with 36 m3 buckets;

•	Two Komatsu PC 5500 face shovels with 29 m3 buckets;

•	Four Caterpillar 994 front end loaders with 19 m3 buckets.

The diesel powered production blast hole drill fleet currently consists of:

•	Five Drilltech D90K;

•	Two Ingersol Rand DMM2;

•	Three Atlas Copco PV271.

All drills are equipped with a 260 mm drill bit. The Drilltech and Atlas Copco drills are capable of single pass drilling the 15 m bench height plus one metre of subdrill, while the Ingersol Rand drills require an additional drill rod to achieve the required depth. Total production drill capacity is approximately 90 Mtpa, sufficient to meet peak material movement of approximately 79 Mtpa.

Pre-split drilling at final pit walls is performed with two Atlas Copco D65s and one Sandvik Pantera 1500. The D65s are able to drill 30 m double benches while the Pantera is limited to a single 15 m bench. Pre-split holes are drilled at 127 mm diameter and 1.5 m spacing.

For blasting, a combination of emulsion and ammonium nitrate and fuel oil (ANFO) are loaded into each hole. Typically, the bottom 25% to 35% of the column is loaded with emulsion,

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topped off with ANFO. The pit is typically dry (there are no pit dewatering wells in operation and limited surface water), thus the purpose of the emulsion is to increase blasting power. Powder factor averages approximately 0.4 kg/t over the LOM, with higher values targeted in ore for ROM processing and to reduce crushing effort.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate. RPA is of the opinion that the equipment productivities for the production fleet are reasonable. The current mine equipment fleet is listed in Table 16-11, along with major support equipment.

TABLE 16-11    MINE EQUIPMENT FLEET

Minera Argentina Gold SRL – Veladero Mine

Equipment	Manufacturer	Current EOY2017
Haul Truck, 793	Caterpillar	46
Haul Truck, 777	Caterpillar	2
Face Shovel, 996	Liebherr	3
Face Shovel, PC5500	Komatsu	2
Wheel Loader, 994	Caterpillar	4
Drill (Blasthole), D90K	Drilltech	5
Drill (Blasthole), DMM2	Ingersoll Rand	2
Drill (Blasthole), PV271	Atlas Copco	3
Track Dozer, D10	Caterpillar	6
Motor Grader, 16H	Caterpillar	5
Backhoe, PC2000	Komatsu	1
Backhoe, 385	Caterpillar	1
Backhoe, 345	Caterpillar	1
Wheel Loader, WD854	Komatsu	3
Wheel Loader, 988	Caterpillar	1
Water Truck, 777	Caterpillar	4
Drill (Pre-split), Pantera 1500	Sandvik	1
Drill (Pre-split), Flexi Roc D65	Atlas Copco	2

MINE MANPOWER

Veladero operates on a 24-hour per day, 365 days per year schedule. For most operating positions, there are four work crews with two on site at any time working two 12-hour shifts per day, 14 days on followed by 14 days off.

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Mining operating manpower is based on approximately four operators for each operating position. Mining manpower for operations, including mine management and technical services, is estimated at 519 employees. Maintenance and support employees for the mine is estimated at 391 employees. RPA considers the manpower estimates to be reasonable.

MINE INFRASTRUCTURE

Veladero has all necessary infrastructure for a large open pit mine operation in a remote location at high altitude. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

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17 RECOVERY METHODS

Gold is recovered from ore at Veladero using ROM and crushed ore cyanide heap leaching, and a Merrill-Crowe zinc cementation gold recovery plant. The lower gold grade ore, i.e., above the COG for ROM ore and below the COG for crushed ore, is mined and trucked to the VLF and co-mingled with crushed ore (in the past, ROM ore was stacked in a separate area from crushed ore). Final delivery to the pad for ROM and crushed ore is by haul truck and spreading is by track-mounted dozer.

CRUSHING PLANT

A simplified process flowsheet for the crushing circuit is provided in Figure 17-1.

Ore that has a gold grade above the cut-off grade for crushed ore is trucked from the mine or stockpiles and crushed in one of two two-stage crushing circuits to a nominal size of 80% passing (P80) 40 mm.

The crushing plant capacity is approximately 83,000 tonnes per operating day. The technical limit of the plant is 100,000 tonnes per operating day, which may be achievable through optimum operational and mechanical availability.

Haul trucks dump directly into the primary 1,270 mm by 1,650 mm gyratory crushers. After crushing, the ore from line one is discharged into a surge pocket and transferred to a 2,000 t live capacity covered stockpile via an apron feeder and a belt conveyor. The primary crushed ore from line two is reclaimed from the surge pocket and placed on a belt conveyor. From the belt conveyor the ore can either go directly to a secondary crusher surge bin or be transferred to the covered stockpile.

The primary crushed ore is reclaimed from the stockpile and conveyed to a splitter chute to feed two scalping screens that operate in parallel in line one to remove the material that meets the required size criteria. The oversize from the screens discharges to two MP800 standard cone crushers, after which lime is added to the recombined undersize and crusher product. Line two is similar to line one except it has only one scalping screen and one secondary cone

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crusher. The secondary crushers operate in open circuit so the crushed ore and the undersize from the scalping screens are fed to the crushed ore bin.

An overland conveyor that previously transported crushed ore from Ore Bin #1 to Ore Bin #2 has been out of service since February 2015, and subsequently decommissioned due to excessive maintenance and mechanical issues in this area. The crushed ore is hauled by a fleet of 11 trucks from the crushing plant to the VLF, a distance of approximately 4.2 km.

VALLEY-LEACH FACILITY

At the VLF, ore is stacked as cells in 13 m lifts. Cells are typically 200 m to 250 m by 80 m to 100 m in size, or approximately 20,000 m2, and contain approximately 450,000 t to 500,000 t of ore. The maximum height of the leach pad is constrained to an overall stack height of 150 m above the primary liner, but is typically 100 m or less stack height.

In 2017, stacking was active primarily in Phases 4B, 5A, and 5B, with stacking forecast to continue in these phases through 2019.

An ongoing expansion of the leach pad to the west is continuing in phases. During the time of the current 2017 site visit, liner was being placed in Phase 5B.

The fifth update to the Environmental Impact Assessment (EIA) included a request for approval of the leach pad expansion for Phases 6 to 9. Environmental approval for Phases 6 to 9 of the leach pad expansion was confirmed on May 19, 2017, by the San Juan Mining Minister, however, the construction of these phases are subject to additional permitting, which is in progress. Construction of Phase 6 includes a new PSSA, which will be operative for all subsequent phases and allow for improved solution management and be incremental to the existing PSSA.

Approximately 230,000 m2 to 260,000 m2 of surface area in the VLF is actively under leach at any given time with dilute cyanide leach solution applied using drip emitters. The drip emitters are buried approximately 60 cm to 65 cm to maximize distribution of solution and minimize freezing risk and evaporation. The nominal capacity of the Barren Solution pumping system is 2,900 m3/h. Pregnant solution is collected by the dam, at the toe of the leach pad, and pumped to the Merrill-Crowe recovery plant. An additional 0-2,700 m3/h is provided by a PLS

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Recycle system which provides an ability to control the PSSA solution level and pursue solution enrichment with lower grade ore.

MERRILL-CROWE PROCESS PLANT

The Merrill-Crowe plant flowsheet is shown in Figure 17-2.

The pregnant solution is clarified in pressure leaf filters and stored in a clarified solution tank. From the tank, solution is pumped to a vacuum de-aeration tower which removes the dissolved oxygen from the precious metal bearing solution. Zinc dust is fed to the solution as it exits the de-aeration tower and the precious metals are removed from the solution as solid precipitate. Plate and frame filter presses are used to separate the precipitate from the solution. The barren solution is collected in a barren solution tank, cyanide and make-up water are added to the solution, and it is re-circulated to the VLF for reuse.

The zinc precipitate is collected from the filter presses and processed in retorts designed to recover mercury vapours from the precipitate as it is heated under vacuum. By-product mercury is collected and stored on site.

The dried precipitate is mixed with flux and smelted in electric induction furnaces. Gold doré that is produced by the refining process is shipped off site for further refining to produce fine gold and silver.

PROCESS MANPOWER

Veladero operates on a 24-hour per day, 365 days per year schedule. For most operating positions, there are four work crews with two on site at any time working two 12-hour shifts per day, 14 days on followed by 14 days off.

Process operating manpower is based on approximately two to four operators for each operating position, dependent on if the position is day shift only, or day plus night shift respectively. Processing manpower for operations, including management and technical services, is estimated at 153 employees. Maintenance employees for processing is estimated at 76 employees. RPA considers the manpower estimates to be reasonable.

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DISCUSSION

The process facilities appear to be operating well with the restrictions based on solution conditions in the VLF.

An overland conveyor between the primary crushers and the process facilities has been shut down since February 2015 due to mechanical issues. There is currently no plan to restart the conveyor. Mine haul trucks are used to haul crushed ore from the primary crushers direct to the VLF. In 2016, four new haul trucks were added to the mine fleet to maintain production levels due to the additional ore haulage demands as a result of the conveyor belt shutdown.

Market conditions have resulted in the curtailment of by-product mercury sales. As a result, MAGSRL is constructing long term storage capacity for mercury at the gold refinery. At present, mercury is stored in 82 L flasks and kept in the refinery. The cost of removal at end of life will need to be addressed by operations, as it is not in the Closure Plan, if other disposition options do not become available, with options for disposal currently being investigated.

The operation of the VLF is subject to certain regulatory parameters set forth in the 2014 Fourth Update to the Mine’s EIA as described in further detail in Section 20. The regulatory approval of the 2014 update to the Mine’s EIA and a related 2016 regulatory resolution specifies the VLF Trigger Limits that, if exceeded, will trigger the VLF contingency plan and restrictions that constrain fresh water make-up and cyanide addition to processing solutions for the duration of any such exceedance. The VLF Trigger Limits are set forth below:

VLF Trigger Limits	Reference
LCRS (or SRRF) – impacts only Phase 1 and 2	3,914.7 MASL
PSSA (or AASR) level – impacts all phases	3,927 MASL
Maximum LCRS (or SRRF) pumping rate	270 m3/day

The new PSSA permitted operating level limited to 3,927 MASL was enacted in 2014 to control the hydraulic head on the primary heap leach liner. This has resulted in closer monitoring of solution flow in the VLF.

The restriction on the operation of the leak collection and recovery system (LCRS or SRRF) to a maximum level of 3,914.7 MASL, and maximum daily pumped volume of 270 m³/day may restrict the normal development of the VLF, providing less space for stacking in Phases 1-3 in

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low areas, creating delays in metal extraction. The VLF Trigger Limits are under review with the regulatory agencies for potential increases, which would improve operating flexibility and reduce potential extraction delays.

Production at Veladero may be further impacted in the event that snowmelt causes water levels in the leach solution storage area to exceed the VLF Trigger Limits prescribed in the 2014 update to the Mine’s environmental permit. For such an event, the Mine would be required to trigger the VLF contingency plan and restrictions that constrain fresh water make-up and cyanide addition for the duration of any such exceedance.

To help manage solution volumes, two holding ponds on top of Phase 2 were constructed in 2016 and were operational for the current 2017 site visit.

There are sufficient process materials on site or on order, to maintain operation as required.

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Ore from Mine
Rock Breaker
Dump Hopper
Gyratory Crusher MK II 50"x65" (CR 5)
Atmosphere
Dust Collectors
Apron Feed Hopper
Belt Magnet
Apron Feeder
CV 6
Chute
CV 7
Surge Bin
CV 9
Belt Magnet
Weightometer
CV 12
Belt Feeder
CV 8
Vibrating Screen
Metal Detector
Dust Collector
Cone Crusher MP 800 (CR 6)
CV 10
CV 11
Ore from Mine
Rock Breaker
Dump Hopper
Atmosphere
Gyratory Crusher MK II 50"x65" (CR 1)
Apron Feed Hopper
Apron Feeder
CV 1
Belt Magnet
Weightometer
Metal Detector
Stockpile
Stationary Magnet
Weightometer
Vibratinng Feeders
CV 2
Splitter Chute
Metal Detector
Atmosphere
Vibrating Screen
Vibrating Screen
Dust Collectors
Cone Crusher MP 800 (CR2)
Cone Crusher MP 800 (CR3)
CV 3
CV 4
CV 5
Lime Silo
Lime Truck
Ore Bin
Trucks
Leaching Valley

Figure 17-1

Barrick Gold Corporation

Veladero Mine
Argentina

Crushing Plant Flowsheet

February 2018

Source: MAGSRL, 2017.

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Clarification Filters
Filter 1
Filter 2
Filter 3
Filter 4
Filter 5
De-aeration Tower
Zinc Cone
13A
13B
13C
Clarified Solution Tank
Pump Nº 8
Precipite Filter Presses
Filter 1
Filter 2
Filter 3
Filter 4
Filter 5
Wet Precipite
Mercury Retorts
Furnace 1
Furnace 2
Furnace 3
Furnace 4
Furnace 5
Dry Precipite + Fluxes
Induction Furnaces
Slag
DORÉ (5% Impurities)
Pump Nº 7
Pregnant Solution Tank
Barren Solution Tank
9A
9B
9C
PLS
Barren
1 A
1 B
Area 420
Collection System
8 A
8 B
7 A
7B
6A
6 B
Area 430
Raiser
Sump
Flow
Solution Recovery System
A
B
Emergency Pond
Potrerillo River

Figure 17-2

Barrick Gold Corporation

Veladero Mine

Argentina

Merrill-Crowe Process Plant Flowsheet

February 2018 ***Source: Barrick Veladero Operations, 2014.***

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18 PROJECT INFRASTRUCTURE

Veladero infrastructure and services have been designed to support an operation of over 85,000 tpd of ore (CRUSH and ROM) to a VLF and a nominal 280,000 tpd of total material mined. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

ACCESS

The Veladero Mine site is located approximately 280 km northwest of San Juan, the provincial capital of San Juan Province, Argentina, and also the closest major population and commercial centre. Access is via paved road heading north of San Juan for approximately 205 km to the main gate near Tudcum. From the main gate at elevation 1,930 MASL, it is approximately 155 km to the Veladero mine site along a well maintained all season gravel road passing over Conconta Pass at approximately 4,850 MASL. The total route distance is approximately 360 km one way, and takes approximately six hours for a light vehicle in typical driving conditions.

Road maintenance from the main gate to the mine site is performed by contractor.

Most consumables are transported along this route by truck. Alternative road access is available from the Chilean side, however, is not used for regular transport of goods or people.

MINE SITE FACILITIES

The mine and VLF are located at the mine site at elevations between 3,800 MASL and 4,800 MASL. Located in the same vicinity are the crushing facilities and Merrill-Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, room and board facilities, and offices); related mine services facilities (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations.

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ACCOMMODATIONS

Mine camp facilities are located approximately seven kilometres southeast and downslope of the Veladero open pit operations at approximately 3,850 MASL. Permanent accommodations are available for all Veladero employees and visitors. Contractor accommodations are also provided near the Veladero accommodations. Site accommodations are sufficient for the Veladero workforce, contractors, and consultants, with approximately 3,000 beds in total.

WATER

The water supply for industrial usage (i.e., process and dust control) is secured from the Rio de las Taguas.

Potable water is provided by two water wells. The water is treated using reverse osmosis. One system is located near the permanent accommodations and the other is located near the contractor accommodations. Potable water is not available at the truck shop.

There is adequate supply of water for both industrial and potable requirements.

ELECTRICAL

Veladero is self-sufficient with regard to the supply of electrical energy. Energy is currently generated on site primarily by using diesel generators. The total installed capacity of the diesel generators is 22 MW. At the time of the site visit, a solar panel pilot plant installation was operating with studies underway for a larger installation to service the remainder of the mine life. In addition, there is a 2 MW wind turbine installed on site, however, it was not operating at the time of the site visit due to mechanical issues. Planning is in place to complete maintenance for the turbine to be operational again in 2018.

There is adequate electrical supply available to maintain operation at Veladero.

DISPOSAL AND DRAINAGE

Veladero has an extensive disposal and recycling program. No solid waste disposal takes place on site. All materials that are to be disposed of including domestic and industrial rubbish,

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used petroleum productions, and hazardous waste materials are delivered to a central area where they are managed by a contractor. The materials are sorted and appropriately packaged for shipment to San Juan where they are recycled or sent for disposal at an appropriate facility.

Sewage is treated at one of four primary sewage treatment plants onsite. There are also sewage treatment plants located along the access road at Sepultura and Peñasquito. Water discharge from the sewage treatment plants is carefully monitored to ensure compliance for release to the environment.

COMMUNICATIONS

The mine site has a communication network of telephones and licensed UHF radio repeaters within the mining areas. Outside these areas, communication is generally by means of UHF CB radio or satellite phone only.

SITE MANPOWER

Site manpower not directly related to mining, processing, and associated maintenance, is approximately 338 site employees. This includes general and administrative staff, community and social representatives, expatriates, and operators not specific to the mine or process. There are an average of approximately 2,500 contractors and consultants over the year between summer high season and winter low season, to help support the mining and processing operations and supporting site activities such as camp operations. RPA considers the site support manpower estimates to be reasonable for the operation.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold and silver are the principal commodities at Veladero and are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

Operations at Veladero are expected to produce an annualized average of approximately 592,000 oz of gold and 1.7 Moz of silver annualized over the remaining seven years of mining operations. At the reserve metal prices, over 95% of Mine revenue is derived from gold sales.

CONTRACTS

MAGSRL has entered into a doré purchase agreement with Barrick, Shandong Gold Mining (HongKong) Co., Limited, and Shandong Gold pursuant to which all unrefined metal bars containing gold and silver produced at Veladero are sold to Barrick, for and on behalf of itself and as agent for Shandong Gold Mining (HongKong) Co., Limited. Currently, MAGSRL has not entered into any forward sales or hedging contracts in respect of gold and silver produced at Veladero.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

Since 2003, environmental studies have been conducted under the Authority approval and in accordance with the environmental monitoring plan. These studies assess the status of the following components: Water Quality, Limnology, Flora, Fauna, Ecological Processes, Glacier Mass Balance, Archaeology, Noise, Traffic, Vibrations, and Gas Emissions from Fixed Sources.

The sixth EIA update was submitted in February 2016, but its evaluation is still under review. Given the situation that it is still under review, MAGSRL applied for, and the Ministry of Mining has granted extension for, filing of the seventh update of the EIA. MAGSRL prepared the seventh update of the EIA covering the period of January 2014, to June 2017, and filed it on February 9, 2018, with the Ministry of Mining.

PERMITTING

A large number of environmental permits are in place at Veladero to manage and monitor such things as:

•	Vehicles

•	Vehicles in communities along the access route

•	Vibration on highways

•	Noise

•	Fauna

•	Flora

•	Water

•	Gases emitted from the processing plant

•	Gases emitted by diesel generators

•	Archeological sites

•	Effluents from water treatment plants

•	Surface and groundwater monitoring

•	Weather stations

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The current mining operation has all of the material applicable permits and authorizations from the relevant governmental agencies and maintains a complete record at Veladero and in San Juan, led by the Regulatory Area Superintendent.

The operation of the VLF at Veladero is subject to certain regulatory constraints set forth in the Mine’s 2014 Fourth Update of the EIA as detailed in Table 20-1.

TABLE 20-1    REGULATORY OPERATING PARAMETERS

Minera Argentina Gold SRL – Veladero Mine

Normal Operating Parameters	Reference
Crushed Ore	85,000 tpd
ROM Ore	10,000 tpd
LCRS (or SRRF) maximum Q	270 m3/day
PSSA maximum elevation	3,927 MASL
Maximum stacking height	150 m
Bench height	13 m
Irrigation rate	20 L/m2/h
Merrill Crowe Q	2,900 m3/h
Pregnant Leach Solution recycle Q	2,700 m3/h
VLF maximum capacity	700 Mt

The regulatory approval of the 2014 update of the Mine’s EIA and a related 2016 regulatory resolution specify the VLF Trigger Limits that, if exceeded, will trigger the VLF contingency plan (Table 20-2). In this contingency situation, there would be a restriction on fresh water make-up and cyanide addition to processing solutions for the duration of any such exceedance.

TABLE 20-2    VLF TRIGGER LIMITS

Minera Argentina Gold SRL – Veladero Mine

Trigger Limits	Reference
LCRS (or SRRF)	3,914.7 MASL
PSSA (or AASR) level	3,927 MASL
Maximum LCRS (or SRRF) pumping (in dry) rate	270 m3/day

In March 2013, an excess accumulation of solution within Veladero’s leach pad collection system was identified. Pumping rates were increased to reduce the accumulated solution, recirculating the same to the pad. The situation was reported to the appropriate local authority, which performed a site inspection and started an administrative investigation proceeding that

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ultimately resulted in a $1.2 million fine paid by Barrick in March 2014. In April 2014, following discussions between Barrick and the regulatory authorities, the Provincial mining authority approved permit amendments to allow operation of the leach pad in alignment with permit requirements and subject to the VLF Trigger Limits described above.

Production at Veladero may be further impacted in the event that snowmelt causes water levels in the leach solution storage area to exceed the VLF Trigger Limits described above. For such events, the Mine would be required to trigger the VLF contingency plan and restrictions that constrain fresh water make-up and cyanide addition for the duration of any such exceedance.

In September 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAGSRL notified regulatory authorities of the release. Environmental monitoring was conducted by MAGSRL and independent third parties following the incident. MAGSRL believes this monitoring demonstrated that the incident posed no risk to human health at downstream communities from the Mine. A temporary restriction on the addition of new cyanide to the Mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order. On April 14, 2016, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$10 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with this incident. MAGSRL has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan provincial mining authority.

MAGSRL’s assessment that the incident did not pose any risk to human health at downstream communities from the Mine is based on views expressed by independent experts in the field, including provincial and national authorities, the National Water Institute (INA) and United Nations Office Project Services (UNOPS), as well as MAGSRL’s own assessment. After investigation that included sampling of water in the Potrerillos, Las Taguas, Palca, Blanco and Jáchal rivers, the INA concluded that none of the samples collected and analyzed on the monitors conducted in certain dates in October 2015 detected the presence of cyanide above stated limits. The UNOPS undertook four monitoring campaigns throughout the surrounding river basin in October 2015 and concluded that in areas outside the project area, there were no changes or variations in water quality or the identified presence of cyanide compounds. The UNOPS noted that there may be some impacts in certain areas within the project area.

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On October 9, 2015, the San Juan provincial mining authority initiated an administrative sanction process against MAGSRL for alleged violations of the mining code relating to the valve failure and release of cyanide bearing process solution. MAGSRL submitted its response to these allegations in October 2015 and provided additional information in January 2016. On March 11, 2016, the San Juan provincial mining authority announced its intention to impose an administrative fine against MAGSRL in connection with the solution release. MAGSRL was formally notified of this decision on March 15, 2016. On April 6, 2016, MAGSRL sought reconsideration of certain aspects of the decision, but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAGSRL paid the administrative fine of approximately US$10 million (at the then-applicable Argentine peso/US$ exchange rate) while the request for reconsideration was pending. MAGSRL has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan provincial mining authority.

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAGSRL confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Mine was ordered by the San Juan provincial mining authority and a provincial court on September 15, 2016, and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan provincial mining authority and a judicial inspection of the mine, the San Juan provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On March 28, 2017, the monitoring system at the Mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. MAGSRL notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAGSRL in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of the corrective

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actions. On January 23, 2018, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$5.6 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with the September 2016 and March 2017 incidents and filed a request for reconsideration with the San Juan provincial mining authority, which remains pending.

In RPA’s opinion, it is reasonable to assume that the situations have been resolved in a timely manner, thus not impacting the current Mineral Resource and Mineral Reserve estimates.

Veladero has an Environmental Management Plan (EMP) that is certified under the ISO 14001 standards. It is audited annually and it must be re-certified every three years. Veladero was last re-certified in 2015, and this certification has been maintained under maintenance audits in June 2016 and July 2017. Under the plan, results of environmental monitoring are submitted to the mining authorities every six months.

Veladero is also certified by the International Cyanide Management Code. Veladero was last certified in 2015, and is expected to be re-certified in 2018.

The authorities conduct site inspections at Veladero on a regular basis. Written reports of comments and requirements are distributed and MAGSRL responds to the comments and requirements, as required.

Currently, RPA is of the opinion that there are no environmental issues that directly affect Mineral Reserves or Mineral Resources. The environmental and regulatory requirements are managed by an on-site environmental department staff of professionals and technicians, with the support of the legal department in the San Juan office.

SOCIAL OR COMMUNITY REQUIREMENTS

MAGSRL is actively involved with communities in the San Juan Province. Although the Mine is in a remote location and direct involvement with people that are not employees of the Mine is not common, programs such as the community water sampling has generated an atmosphere of trust that enhances the operation of Veladero.

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In December 2013, San Juan Province adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in San Juan Province, and must also hire 80% of its workforce from the Province. The new law requires mining companies conducting exploration or exploitation activities in the Province, such as MAGSRL, to allocate 75% of their annual purchases or contracts to such local suppliers. In addition, MAGSRL is evaluating certain proposed amendments as well as a possible judicial or administrative challenge to this law and notes that while the law is in place, it is currently not enforced due to a lack of approved local suppliers on the registry.

MINE CLOSURE REQUIREMENTS

The closure plan is based on the LOM plan developed by MAGSRL. The reclamation plan was developed to allow, when practical, closure and rehabilitation activities to be carried out simultaneously with mining activities. This rehabilitation in parallel will allow the performance of certain tasks during the operation of the Mine, reducing closure costs and the schedule for completing the tasks at the end of the mine life, however, the most important closure activities will not begin until the mining operations have ended.

Closure activities will be implemented to rehabilitate the land wherever possible, physically stabilizing the soil and re-grading the affected areas to obtain topography similar to that of the surrounding areas. These closure activities will also include the chemical stabilization of affected materials and the physical stabilization of the VLF and mine waste embankments. The shutdown and removal of the structures on the surface, including process facilities, will also be carried out as part of the closure activities.

The plan includes closure and post-closure activities. Closure refers to the period during which the final specifications of the closure design are met through activities such as chemical stabilization of VLF, improvements to surface water channels, physical stabilization of mine waste embankments, removal of selected infrastructure, re-grading of the site, and construction of access controls and safety berms. It is anticipated that the closure activities will last for several years after the termination of active mining and are necessary to achieve the objectives and criteria of the post-closure design.

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The post-closure phase begins after the termination of construction and water management activities of the closure phase and will commence after the closure design specifications are met. During this phase, activities will be limited to site monitoring, site inspections, and all other activities necessary to comply with the established standards for water quality, such as the seasonal evaporation of any liquid of meteoric origin in the leach pad that does not comply with water quality standards. It is difficult to estimate the amount of time post-closure activities will take, however, it is anticipated that post-closure activities will last for 10 to 15 years. The current plan uses a post-closure period of 15 years.

OBJECTIVES OF THE CLOSURE PLAN

The main objectives for the Veladero closure are:

•	Meet or exceed Argentine regulations and commitments for the final closure of the Mine.

•	Comply with or exceed environmental agreements for the financing of the final closure.

•

Protect the health and safety of the Veladero workforce during implementation of the closure plan and the health and safety of the communities after the closure by mitigating risks and hazards in such a way as to prevent the risks and hazards from being more serious than they were before the development of Veladero.

•

Propose long-term development on the site in order for its functions and values to coincide with those of the surrounding areas, ensuring that closure design and implementation comply with post-closure objectives concerning land use. For the purpose of planning, the functions and values of the area are considered to comprise visual (landscape), environmental (amount and quality of water, habitats and wildlife), and economic aspects (future mining potential).

•

Protect the environment and promote public health and safety, rehabilitating, to the extent possible, the affected surfaces and water courses so that they can reach stability for future land uses which should be compatible with the ones that existed prior to the development of Veladero.

•	Minimize the need for long-term maintenance and active care of the site during post-closure.

SIMULTANEOUS REHABILITATION

The main activities of simultaneous rehabilitation that are to be carried out during the LOM include the following:

•	General areas

•	Road rehabilitation

•	Recovery of vegas

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GENERAL AND ROAD REHABILITATION

MAGSRL has committed to carry out rehabilitation in parallel whenever possible. This commitment entails maintaining the lowest practical level of surface alteration during the LOM in order to minimize the rehabilitation activities at the end of the mine life. Road rehabilitation will be carried out as roads become unnecessary for future access to different sites. Road rehabilitation activities are due to begin in the middle of the mine life.

RECOVERY OF VEGAS

MAGSRL has committed to study the development of vegas, in order to improve and potentially develop additional areas for vegas. This simultaneous rehabilitation program is developed with the aid of specialists to study the potential for regeneration and relocation of vegas through on site experiments.

REHABILITATION COSTS

Mine closure plans are reviewed and analyzed annually. As of December 31, 2017, the provision for environmental rehabilitation (PER) recorded under International Financial Reporting Standards (IFRS) at Veladero based on existing disturbances on a discounted basis was approximately US$112 million. Total estimated LOM closure costs based on existing and future disturbances on an undiscounted basis are approximately US$132 million.

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21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

Remaining capital costs at Veladero are primarily sustaining capital, which includes leach pad expansion, and closure costs. Mine pre-stripping costs have been treated as an operating cost for the purpose of this report, and mine site exploration capital has been excluded as that capital should be expended against future mineral resources. Capital costs are in end of year 2017 US dollars and are presented in Table 21-1.

TABLE 21-1    TOTAL CAPITAL COST

Minera Argentina Gold SRL – Veladero Mine

Department	LOM Capital (US$ million)
Sustaining	94
VLF Expansion	185
Closure	132
Total	411

Notes:

1.

Sustaining cost is for site infrastructure not directly related to mining, processing, or closure costs; mine equipment sustaining costs are included in the operating costs for the remainder of the mine life as there are no new major purchases planned.

2.	Mine stripping costs are included in the operating costs.
3.	Numbers may not add due to rounding.

OPERATING COSTS

Veladero has been in production since 2005. Operating costs are tracked and well understood. Operating costs are estimated for the LOM, with projected inflationary increases. A summary of the forecast LOM unit operating costs for Veladero are presented in Table 21-2.

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TABLE 21-2    FORECAST LOM UNIT OPERATING COSTS

Minera Argentina Gold SRL – Veladero Mine

Department	Units	Value
Mining	US$/t mined	3.56

Mining	US$/t processed	7.11
Processing	US$/t processed	3.52
G&A	US$/t processed	2.96

Total	US$/t processed	13.58

Notes:

1.	Capitalized stripping is included in mining costs.

The operating closure cost, correlated with tonnes mined and tonnes processed, is included within the mining and processing unit costs. As of December 31, 2017, the PER recorded under IFRS at Veladero based on existing disturbances on a discounted basis was approximately US$112 million. Total estimated LOM closure costs based on existing and future disturbances on an undiscounted basis are approximately US$132 million, as shown in Table 21-1.

Table 21-3 presents a summary of historic actual operating costs from 2014 through 2017.

TABLE 21-3    HISTORIC UNIT OPERATING COSTS

Minera Argentina Gold SRL – Veladero Mine

Area	Units	2014	2015	2016	2017
Mining	US$/t mined	4.41	3.20	3.33	3.93

Mining	US$/t processed	10.12	9.39	7.39	8.80
Processing	US$/t processed	3.46	3.84	3.51	4.59
G&A	US$/t processed	2.08	2.95	2.57	3.93
Total	US$/t processed	15.66	16.18	13.47	17.32

Tonnes Mined	Mt	67.7	83.4	62.2	64.6
Tonnes Processed	Mt	29.5	28.4	28.0	28.8
Total Direct Mining Expenses	US$ M	462	459	378	500

Selling Costs	US$ M	10	6	0	16

Capitalized Drilling Expenses	US$ M	1	1	2	1
Sustaining Capital Expenses	US$ M	82	95	48	142
Gold Ounces Sold	koz	724	629	532	660
AISC	US$/oz	815	946	769	987

Notes:

1.	Selling Costs includes silver credits.
2.	AISC includes adjustments for inventory.
3.	Numbers may not add due to rounding.

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In RPA’s opinion, the LOM forecast operating costs, as presented in Table 21-2, are a reasonable reflection of historic actual operating costs presented in Table 21-3. RPA notes the historic actual mining costs are reported including waste stripping for comparison to the forecast LOM mining cost. The forecast LOM mining cost indicates a greater increase over historic costs primarily due to adjustments for inflation and increasing haulage distances in the LOM production plan. As waste stripping costs are included in the mining unit costs and total direct mining expenses, they have been excluded from sustaining capital expenses for the purpose of Table 21-3.

Table 21-4 presents details of 2018 forecast unit operating costs, which are the basis for the LOM operating cost estimates.

TABLE 21-4    UNIT OPERATING COST DETAILS

Minera Argentina Gold SRL – Veladero Mine

Item	Units	2018 Forecast
Mining Cost Centre Breakdown:
Mining Manpower	$/t mined	0.85
Drilling	$/t mined	0.41
Blasting	$/t mined	0.32
Loading	$/t mined	0.66
Hauling	$/t mined	0.75
Mine Sustaining	$/t mined	0.10
Incremental Haul - CRUSH	$/t moved	0.24
Incremental Haul - ROM	$/t moved	1.32
Rehandle - CRUSH	$/t moved	1.84

Major Cost Drivers - Mine (Included in Mining Cost Centre):
Diesel	$/t mined	0.66
Tires, Haul Trucks and Loaders	$/t mined	0.08
Explosives	$/t mined	0.32

Process Cost Centre Breakdown:
Crushing & Conveying	$/t process	0.60
Heap Leaching	$/t process	0.78
Processing	$/t process	0.52
Overheads	$/t process	0.35
Water Treatment	$/t process	0.06
Process Sustaining	Included in Sustaining Capital
Heap Leach Placement	$/t process	0.96

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Item	Units	2018 Forecast
Major Cost Drivers – Process (Included in Process Cost Centre):
Cyanide	$/t process	0.08
Lime	$/t process	0.04
Zinc	$/t process	0.03
Electricity	$/t process	0.86

G&A Cost Centre Breakdown:
Site Management and Employee O/H	$/t process	1.44
Site Finance and Accounting	$/t process	0.11
Site Health, Safety, and Security	$/t process	0.25
Site HR and IT	$/t process	0.45
Site Supply Chain	$/t process	0.26
Site Services	$/t process	0.27
Site Social and Environmental	$/t process	0.36

RPA notes that unit cost application is dependent on material type, thus total unit cost is not the sum of all items as presented in Table 21-4. By example, ROM ore incurs mining costs and an incremental ROM ore specific haulage charge. As ROM ore is not stockpiled, it does not incur a rehandle charge. In addition, the ROM ore incurs processing costs, however, no heap leach placement as this is included in the incremental ROM ore haulage. Lastly, ROM ore does not incur G&A unit costs as these are carried by only the CRUSH ore.

MANPOWER

Total Veladero mine manpower is approximately 3,977 persons. Direct Veladero mine site employees are 1,477 along with an average of 2,500 contractors and consultants for the year between summer high season and winter low season. The breakdown of manpower by area is provided in Table 21-5.

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TABLE 21-5    MINE SITE MANPOWER

Minera Argentina Gold SRL – Veladero Mine

Department	Count
Mine	519
Maintenance	467
Process	153
IROC	34
General	275
Construction	29
Subtotal	1,477
Contractors	2,500
Total Mine Site	3,977

Notes:
1.	Numbers may not add due to rounding.
2.	Contractors includes both on-site and off-site personnel and is average for the year between summer high season and winter low season.

Major contracts currently in place at site are for the VLF expansion construction, operation of the camp facilities, equipment maintenance and assistance, and site security and logistics services.

Offsite manpower, primarily located in the San Juan office and used to maintain the access road, is an additional approximately 130 persons. Direct Veladero employees in San Juan are approximately 95.

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22 - Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Veladero Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Veladero Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

Barrick’s Pascua-Lama gold and silver project is located less than 10 km to the northwest of Veladero. The Pascua-Lama Project straddles the border between Argentina and Chile and its development has been lengthy and complicated for a number of reasons including the need to have bi-national support. Barrick has temporarily suspended construction on the project in Chile and Argentina, except for those activities required for environmental and regulatory compliance. A decision to restart development of the project will depend on improved economics and more certainty regarding legal and permitting matters. Barrick is currently assessing options to optimize and redesign the project. Pascua Lama’s primary access route is the same all-weather access road used by Veladero.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•

As of December 31, 2017, Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total approximately 140.1 Mt averaging 0.57 g/t Au and 12.1 g/t Ag and contain approximately 2.55 Moz of gold and 54.49 Moz of silver.

•	As of December 31, 2017, Inferred Mineral Resources total approximately 67 Mt averaging 0.43 g/t Au and 11.0 g/t Ag and contain approximately 0.9 Moz of gold and 24 Moz of silver.

•	All of the remaining resources and reserves are found in the Veladero area within the Filo Federico and Cuatro Esquinas zones, both of which are within the Filo Federico pit.

•

The resource estimate gold cut-off grades (COG) for Filo Federico are equivalent to approximately 0.14 g/t for Type 1 mineralization and approximately 0.26 g/t Au for Type 2 mineralization. The resource COGs are estimated in accordance with standard industry practice.

•	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conforms to CIM (2014) definitions.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•

The methods and procedures utilized to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. The Mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that MAGSRL has done high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•	As of December 31, 2017, Proven and Probable Reserves are estimated to be approximately 228 Mt at 0.77 g/t Au and 14.6 g/t Ag, containing approximately 5.6 Moz

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of gold and 101 Moz of silver. Approximately 93% of reserves within the open pit are Type 1 ore, with the remainder being Type 2 ore.

•

The Mineral Reserve estimate gold COGs are equivalent to approximately 0.18 g/t Au for Type 1 ore and approximately 0.32 g/t Au for Type 2 ore. The reserve COGs are estimated in accordance with standard industry practice.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to CIM (2014) definitions.

•	Recovery and cost estimates are based on actual operating data and engineering estimates.

•

Economic analysis of the Veladero LOM plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•

MAGSRL has identified a potential opportunity to steepen certain final pit slopes of the Filo Federico pit. Up to 120 m of final pit slopes have begun in Phase 5 and 6 at the steeper slope angles. Independent confirmation of final pit slope angles is expected in late 2017. Golder has reviewed the geotechnical model and has commented that it is sufficiently reliable to support the proposed steeper slopes and is working with MAGSRL on implementation and operational practices of the steeper pit slopes

•

Deformation cracks have developed post closure on the South WRF, which Golder has identified as a potential stability risk. Further movement has the potential to encroach on a portion of the north flank of the VLF. RPA notes this does not limit current capacity of the VLF or planned expansion to the west. In addition, MAGSRL is in discussion with Golder with regards to conducting a stability assessment of the South WRF.

•	RPA notes that there is an opportunity to extend the life of the Filo Federico pit with minor overall improvements in economic parameters. Potential exists for an additional four years of operations.

PROCESS

•

The process facilities appear to be operating well. The operation of the VLF is subject to certain regulatory parameters set forth in the 2014 Fourth Update to the Mine’s EIA. The regulatory approval of the 2014 update to the Mine’s EIA and a related 2016 regulatory resolution specifies the VLF Trigger Limits that, if exceeded, will trigger the VLF contingency plan and restrictions that constrain fresh water make-up and cyanide addition for the duration of any such exceedance.

•

The Mine has acquired all of the material permits necessary to operate the VLF up to Phase 5B. The fifth update of the EIA of the Veladero Mine was approved in December 2016. The fifth update as submitted by MAGSRL included a request for approval of the VLF expansion for Phases 6 to 9. Environmental approval for Phases 6 to 9 was confirmed on May 19, 2017 by the San Juan Mining Minister, however, the construction of these phases is subject to additional permitting, which is in progress.

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•

The sixth EIA update was submitted in February 2016, but its evaluation is still under review. Given the situation that it is still under review, MAGSRL applied for, and the Ministry of Mining has granted extension for, filing of the seventh update of the EIA. MAGSRL has prepared the seventh update of the EIA covering the period from January 2014, to June 2017, and filed it on February 9, 2018, with the Ministry of Mining.

•

The overland conveyor has been shut down since February 2015, due to mechanical issues. There is currently no plan to restart the conveyor. Mine haul trucks are used to haul crushed ore from the primary crushers direct to the VLF. In 2016, four new haul trucks were added to the mine fleet to maintain production levels due to the additional ore haulage demands as a result of the conveyor belt shutdown.

•

Subsequent to the December 31, 2017, Mineral Resource estimate and as part of continuing LOM improvements, MAGSRL assessed the continued leaching of stacked ore for an additional four years (the Transition Period) after the completion of ore mining activities in 2024. Metal recovery of approximately 0.5 Moz of gold and 1.2 Moz of silver is estimated over the Transition Period from 2024 to 2028, which is not included in the Mineral Reserve estimate.

ENVIRONMENTAL CONSIDERATIONS

•	Veladero has an EMP that is certified under the ISO 14001 standards.

•	Veladero is certified by the International Cyanide Management Code.

•

Mine closure plans are reviewed and analyzed annually. As of December 31, 2017, the PER recorded under IFRS at Veladero based on existing disturbances on a discounted basis was approximately US$112 million. Total estimated LOM closure costs based on existing and future disturbances on an undiscounted basis are approximately US$132 million.

•

In September 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAGSRL notified regulatory authorities of the release. Environmental monitoring was conducted by MAGSRL and independent third parties following the incident. MAGSRL believes this monitoring demonstrated that the incident posed no risk to human health at downstream communities from the Mine. A temporary restriction on the addition of new cyanide to the Mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order. On April 14, 2016, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$10 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with this incident. MAGSRL has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan provincial mining authority.

•

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAGSRL confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Mine was ordered by the San Juan

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provincial mining authority and a provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan provincial mining authority and a judicial inspection of the mine, the San Juan provincial court lifted the suspension of operations and ordered that mining activities be resumed.

•

On March 28, 2017, the monitoring system at the Mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. MAGSRL notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAGSRL in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of the corrective actions. On January 23, 2018, in accordance with local requirements, MAGSRL paid an administrative fine of approximately US$5.6 million (at the then-applicable Argentine peso/US$ exchange rate) in connection with the September 2016 and March 2017 incidents and filed a request for reconsideration with the San Juan provincial mining authority, which remains pending.

•	In RPA’s opinion, it is reasonable to assume that the situations have been resolved in a timely manner, thus not impacting the current Mineral Resource and Mineral Reserve estimates.

RISKS

RPA has undertaken analysis of the project risks. Table 25-1 summarizes the project risks and RPA’s assessment of the risk degrees and consequences, as well as ongoing/required mitigation measures. RPA notes that the degree of risk refers to our subjective assessment as to how the identified risk could affect the achievement of the Project objectives.

Veladero has been in production for over 10 years and is a mature operation.

In RPA’s opinion, there are not any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource or mineral reserve estimates.

In RPA’s opinion, the pit slope steepening initiative represents a Low to Medium risk to projected economic outcomes (mineral reserves remain reasonable and economic). Historic operations have shown that with relatively minimal wall control effort, the previously employed pit slope angles are achievable. The difference in LOM waste tonnage between the historic pit slope angles and current design is approximately 46 Mt.

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Currently, RPA is of the opinion that there are no environmental issues that directly affect Mineral Reserves or Mineral Resources. The environmental and regulatory requirements are managed by an on-site environmental department staff of professionals and technicians who manage risks by undertaking more detailed technical studies and risk assessments and are supported by the legal department in the San Juan office.

TABLE 25-1    PROJECT RISK ASSESSMENT

Minera Argentina Gold SRL – Veladero Mine

Issue	Likelihood	Consequence Rating	Risk Rating	Mitigation
Geology and Mineral Resources	Unlikely	Minor	Low	Resource model updated on a regular basis using production reconciliation results.

Mining and Mineral Reserves – Pit Slopes	Possible	Minor	Low to Medium	Continue development of pit slope steepening work programs and review by independent design engineer.

Mining and Mineral Reserves – South WRF	Unlikely	Minor to Moderate	Low	Continue monitoring and develop a stability mitigation program with the assistance of a qualified geotechnical engineer

Processing	Unlikely	Minor	Low	Continue to monitor processing performance relative to predicted performance and historic results.

Environmental	Unlikely	Minor	Low	Continue working with authorities on permitting of additional VLF phases.

Capital and Operating Costs	Unlikely	Minor	Low	Continue to track actual costs and forecast costs including considerations for inflation and foreign exchange.

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26 RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•	RPA concurs with MAGSRL’s plans to continue to improve the various reconciliation tracking and reporting systems.

•	RPA concurs with the implementation of a new blast hole sampling procedure.

MINING AND MINERAL RESERVES

•

RPA concurs with MAGSRL’s pit slope steepening initiative and recommends continuing to investigate the opportunity in further detail and collaborate with Golder, an internationally recognized independent geotechnical engineer with both high and steep pit wall experience.

•	RPA recommends developing a stability mitigation program for the South WRF with the assistance of a qualified geotechnical engineer.

PROCESS

•	Continue to monitor that the operation of the VLF is conforming to VLF Trigger Limits.

PERMITTING

•	Continue to advance permitting for construction of Phase 6 and all subsequent phases of the VLF in a timely manner.

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27 REFERENCES

Analytical Solutions Ltd., 2005, Veladero Mine Laboratory Review, Argentina, Internal Report Prepared for Barrick Gold Corporation, Prepared by Lynda Bloom, and Dated June 2005, 44 p.

Analytical Solutions Ltd., 2006, Veladero Mine Laboratory Operations, Internal Report Prepared for Barrick Gold Corporation, Prepared by Lynda Bloom, and Dated December 2006, 27 p. Barrick Gold Corporation, 2004, Resource and Reserve 2004 Year End Update, Veladero Mine, December 31, 2004, 76 p.

Barrick Gold Corporation, 2005, Technical Report, Veladero Property, San Juan Province, Argentina, a NI 43-101 report by Marion, R., and Davidson, A., March 30, 2005.

Barrick Gold Corporation, 2017, Management Discussion and Analysis, Q3 Quarterly Report, October 26, 2017, p. 40.

Berbe, L., 2011, Validacion Reportes de Laboratorio Anteriores el Ano 2005, Internal Barrick Memorandum Dated November 4, 2011, 2 p.

Charchaflié, D., Tosdal, R.M., and Mortensen, J.K., 2007, Geologic Framework of the Veladero High-Sulfidation Epithermal Deposit Area, Cordillera Frontal, Argentina, Economic Geology, Vol. 102, pp. 171-192, March-April 2007.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014, 9 p.

Ferrero, S., 2015, Memo Validación del diseño geomecanico rajo Federico, a memorandum by SRK Consulting Argentina S.A. to Minera Argentina Gold S.A., Doc. 51-3045-01-001-0, January 20, 2015.

Golder Associates Inc., 2017, Pit Slope Review, Veladero Mine, December 2017, 98 p.

Golder Associates Inc., 2017, Pit Slope Review, Veladero Mine, March 2017, 92 p.

Golder Associates Inc., 2011, Veladero Pit Slope Review, Veladero Mine, prepared by Major, G., October 7, 2011, 33 p.

Golder Associates Inc., 2007, Report on Review of Pit Slope Performance, Veladero Project, Argentina, January 2007.

Golder Associates Inc., 2003, Executive Summary, Report dated August 2003, 13 p.

Golder Associates Inc., 2002, Report, Veladero Property, San Juan Province, Argentina. Pit Slope Design revision for pre-feasibility. Dated September 2002, 174 p.

Harwardt, A., 2006, Chequeo Cruzado del 5% de los Rechazos Totales en Dos Laboratorios, Laboratorio Alex Stewart y el Laboratorio de MAGSA en Mina Veladero. Complemento al

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Informe Tecnico del Programa sde Aseguramente del Control de Calidad del Primer Semestre dem Ano 2006. Internal Barrick Report Dated November 2006.

Resource Evaluation Inc., 2003, Audit of Mineral Resources, Veladero Project, San Juan, Argentina, Report by Mike Lechner Dated April 15, 2005, 52 p.

Resource Modeling Inc., 2007, Resource Model Review, a Letter Report by Mike Lechner Dated May 16, 2007, 53 p.

Romeu, G., 2017, 2017 Mid-Year Cut-Off Grade Report, Veladero Mine, Barrick Gold Corporation, July 2017, 23 p.

RPA, 2012, Technical Report on the Veladero Gold Mine, San Juan Province, Argentina, a NI 43-101 Technical Report for Barrick Gold Corporation Dated March 16, 2012.

RPA, 2014, Technical Report on the Veladero Gold Mine, San Juan Province, Argentina, a NI 43-101 Technical Report for Barrick Gold Corporation Dated March 27, 2014, 149 p.

Sanfurgo, B., and Juarez, S., 2017, Reporte Estimacion de Recursos MY2017 Veladero Mine, Internal Barrick Report Dated June 2017, 41 p.

Sanfurgo, B., 2004, Caracterizacion Mineralizacion Oro-Plata Proyecto Veladero, Internal Barrick Report Dated June 2004, 37 p.

Scott Wilson RPA, 2008, Mineral Resource and Reserve Audit of the Veladero Gold Mine, San Juan Province, Argentina. Scott Wilson Roscoe Postle Associates Inc., May 10, 2008, 137 p.

Smee, B.W., 1998, A Review of Sampling, Analytical and Reporting Procedures During the 1997-1998 Drilling Campaign, Veladero Project, Argentina. MAG Internal Report, July 1998, 11 p.

Smee, B.W., 1999, Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., March 1999, 14 p.

Smee, B.W., 2001, Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., June 2001, 28 p.

Smee, B.W., 2002, Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., June 2002, 23 p.

SNC-Lavalin Engineers & Constructors Inc., 2002, Veladero Technical and Economic Evaluation, Argentina, prepared for Barrick Gold Corporation, 10 volumes, September 2002.

Vector Argentina S.A., 2007, Report, Veladero Property, San Juan Province, Argentina. Geotechnical report by Vector on Valley Fill Heap Leach. Dated December 2007, 23 p.

Vildozo, Carlos, Validacion Coordenadas Sondajes Veladero, Barrick List of Drill holes Checked, 7 p.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina” and dated March 19, 2018, was prepared and signed by the following authors:

(Signed and Sealed) “Luke Evans”

Dated at Toronto, ON
March 19, 2018	Luke Evans, P.Eng.
Principal Geologist

(Signed and Sealed) “Glen Ehasoo”

Dated at Toronto, ON
March 19, 2018	Glen Ehasoo, P.Eng.
Principal Mining Engineer

(Signed and Sealed) “Holger Krutzelmann”

Dated at Toronto, ON
March 19, 2018	Holger Krutzelmann, P.Eng.
Associate Principal Metallurgist

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29 CERTIFICATE OF QUALIFIED PERSON

LUKE EVANS

I, Luke Evans, M.Sc., P.Eng., as an author of this report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina”, prepared for Barrick Gold Corporation, and dated March 19, 2018, do hereby certify that:

1.	I am a Principal Geologist and Executive Vice President, Geology and Mineral Resources, with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.

2.

I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.

I am registered as a Professional Engineer in the Province of Ontario (Reg. #90345885). I have worked as a professional geologist for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Consulting Geological Engineer specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.
•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.
•	Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.
•	Project Geologist at a gold mine in Quebec in charge of exploration and definition drilling.
•	Project Geologist in charge of sampling and mapping programs at gold and base metal properties in Ontario, Canada.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from October 30 to November 1, 2017.

6.	I am responsible for the overall preparation, Sections 3 to 12, 14, and 23 and contributed to Sections 1, 2, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared audits and NI 43-101 Technical Reports on the Veladero Mine and visited the property on the following occasions:
•	from May 9 to 12, 2016, as part of a NI 43-101 Technical Report on the 2015 year-end resource and reserve estimates.
•	from February 10 to 14, 2014, as part of a NI 43-101 Technical Report on the 2013 year-end resource and reserve estimates.
•	from November 7 to 11, 2011, as part of an audit and a NI 43-101 Technical Report on the 2011 year-end resource and reserve estimates.

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•	from November 11 to 15, 2007 as part of an audit of the 2007 year-end resource and reserve estimates.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 19th day of March, 2018

(Signed and Sealed) “Luke Evans”

Luke Evans, M.Sc., P.Eng.

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GLEN A. EHASOO

I, Glen A. Ehasoo, P.Eng., as an author of this report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina”, prepared for Barrick Gold Corporation, and dated March 19, 2018, do hereby certify that:

1.	I am a Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of British Columbia, Vancouver, British Columbia, in 1998 with a Bachelor of Applied Science in Mining & Mineral Processing Engineering.

3.

I am registered as a Professional Engineer in the Province of British Columbia (Reg. #34935) and in the Province of Ontario (Reg. #100229435). I have worked as a mining engineer for a total of 18 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Open pit operational experience in Canada and abroad
•	Review and report as a consultant on open pit mining projects and operations in Canada and around the world for studies, audits, due diligence, and regulatory requirements
•	Open pit mine planning and cost estimation
•	Project cash flow modelling and economic analysis

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from October 30 to November 1, 2017.

6.	I am responsible Sections 15, 16, 19, 21, and 22 and contributed to Sections 1, 2, 18, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared an audit and NI 43-101 Technical Reports on the Veladero Mine and visited the property on the following occasions:
•	from May 9 to 12, 2016, as part of a NI 43-101 Technical Report on the 2015 year-end resource and reserve estimates.
•	from February 10 to 14, 2014, as part of a NI 43-101 Technical Report on the 2013 year-end resource and reserve estimates.
•	from November 7 to 11, 2011, as part of an audit and a NI 43-101 Technical Report on the 2011 year-end resource and reserve estimates.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 19th day of March, 2018

(Signed and Sealed) “Glen Ehasoo”

Glen A. Ehasoo, P.Eng.

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HOLGER KRUTZELMANN

I, Holger Krutzelmann, P. Eng., as an author of this report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina”, prepared for Barrick Gold Corporation, and dated March 19, 2018, do hereby certify that:

1.	I am an Associate Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.

I am registered as a Professional Engineer with Professional Engineers Ontario (Reg. #90455304). I have worked in the mineral processing field, in operating, metallurgical, managerial; and engineering functions, for a total of 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a metallurgical consultant on numerous mining operations and projects for due diligence and financial monitoring requirements
•	Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company
•	Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold, and silver

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I did not visit the Veladero Mine. I had previously visited the Veladero Mine from May 9 to 12, 2016 and from February 10 to 14, 2014.

6.	I am responsible for Sections 13, 17, and 20 and contributed to Sections 1, 2, 18, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared an audit and NI 43-101 Technical Reports on the Veladero Mine and visited the property on the following occasions:
•	from May 9 to 12, 2016, as part of a NI 43-101 Technical Report on the 2015 year-end resource and reserve estimates.
•	from February 10 to 14, 2014, as part of a NI 43-101 Technical Report on the 2013 year-end resource and reserve estimates.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 19th day of March, 2018

(Signed and Sealed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.

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